Lincoln Financial
Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

December 6, 2024

Aaron Brodsky
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re: Lincoln Life & Annuity Company of New York (“LNY”)
Lincoln Life & Annuity Variable Annuity Account H
File No. 333-171097; Post-Effective Amendment No. 36
File No. 333-181617; Post-Effective Amendment No. 29
Lincoln New York Account N for Variable Annuities
File No. 333-176213; Post-Effective Amendment No. 33
File No. 333-214111; Post-Effective Amendment No. 21

Dear Mr. Brodsky:

Thank you for the comments you provided by telephone on November 26, 2024, regarding the above-referenced filings. The attached blacklined prospectuses reflect the changes we have made to address those comments.

As we discussed, comments 2, 3, 4, 5, 7, 8, and 13 appear to derive from the new Form N-4. Those comments have been acknowledged, and we will comply with them prior to the effective date of the new Form.

1.	Rate sheet: Please clarify that the rates can be superseded “at any time.”
Response: The disclosure has been added.

2.	Cover Page: Please include a cross-reference to the prospectus appendix providing additional information about each investment option, as required by Item 1(a)(6) of Form N-4.
Response: This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.
3.	Cover Page: Please include a statement that the contract is a complex investment and involves risks, including potential loss of principal, as required by Item 1(a)(6).
Response: This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.

4.	Cover Page: Please include a statement that the contract is not a short-term investment and not appropriate for an investor who needs ready access to cash, as required by Item 1(a)(7).

Response: This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.

5.	Cover Page: Please briefly state that withdrawals could result in surrender charges, negative contract adjustments, if applicable, taxes, and tax penalties as applicable, as required by Item 1(a)(7).
Response: This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.
6.
Cover Page: The free look disclosure states that “upon cancellation you will receive “… the greater of a full refund of the amount you paid with your application or your Contract Value.” This statement conflicts with the cancellation provisions outlined in the Return Privilege section on page 57. Please reconcile.

Response: The language on page 57 has been updated to agree with the cover page.

7.	Cover Page: Please state that the insurance company’s obligations under the contract are subject to its financial strength and claims paying ability, as required by Item 1(a)(8).
Response:  This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.

8.	Key Information Table: Please present all disclosure in a Q&A format.

Response: This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.

9.	Key Information Table – Charges for Early Withdrawal: Please define the “free withdrawal amount”.

Response: This disclosure has been re-written, and this term has been removed.

10.	Key Information Table – Charges for Early Withdrawal: Please supplement the surrender charge example to illustrate the contract value declining to zero.

Response: This revision has been made.

11.	Key Information Table – Lowest/Highest Annual Cost Table: Please include a statement that refers the contractowner to the rate sheet.

Response: This disclosure has been added.

12.
Overview of the Contract – Purpose of the Contract: Regarding the phrase “benefits offered under the contract may be a variable or fixed amount, if available”, please clarify “if available” and what it is referencing.

Response: This sentence has been deleted, as, upon reflection, we determined it to be unnecessary.

13.
Overview of the Contract – Primary Features and Options of the Contract: Please prominently disclose that information about each investment option is in the appendix, and provide a cross reference to the appendix, as required by Item 2(b).

Response:  This comment has been acknowledged, and we will comply with it prior to the effective date of the new Form.

14.	Fee Tables – Surrender Charges: Please clarify whether this is a maximum fee or a current fee.

Response: The percentage shown in the table is the maximum surrender charge, and this has been noted.

15.	Fee Tables: If applicable, please clarify in a footnote which optional benefits cannot be held at the same time. (Item 4)

Response: A footnote has been added.

16.
Fee Tables – Annual Fund Expense: Please include the following disclosure in the paragraph before the table, if applicable: “Expenses shown may change over time and may be higher or lower in the future.”

Response:  This statement has been added.

17.	Purchase Payment Risk: Please define Servicing Office or provide a cross reference.

Response: Contracts issued by LNY are serviced by our Home Office (Fort Wayne, Indiana). The Servicing Office location is noted at the top of page 1 of the prospectus.

18.	i4LIFE® Advantage: Please define AIR.

Response: AIR is the acronym for “assumed investment return,” and it is defined in the bulleted listing under “Regular Income Payments during the Access Period.”

19.	Custody Agreement: Please provide a Custody Agreement if the contract is offering variable options.

Response: This requirement is not applicable to separate accounts/unit investment trusts, as the insurance company retains custody of the assets.

20.	Please state the insurance company’s obligations are subject to its financial strength and claims paying ability, as required by Items 6(a) and 8(c).

Response: We believe this requirement is satisfied by our current language, which appears in the final paragraph under Charges and Other Deductions –

Obligations under the contracts that are funded by our general account (rather than the Variable Annuity Account) include (1) the obligation to make lifetime or other benefit payments under Living Benefit Riders that exceed the Contract Value; (2) the obligation to pay Death Benefits that exceed the Contract Value; (3) the obligation to pay Annuity Payouts that exceed the Contract Value. Payment of these benefits and obligations is subject to our claims-paying ability and financial strength. We are also responsible for providing for all of the administrative services necessary in connection with the contracts (and bearing all of the associated expenses).

File No. 333-214111

Charges and Other Deductions: Please disclose or direct us to the following three items regarding the advisory fee:
1)	The basis upon which the advisory fee is calculated.
2)	An explanation of how and when the fee will be deducted.
3)	A brief explanation of the deduction of advisory fee authorization agreement between the insurer and the contractowner including how the contractowner may terminate the agreement.

Response: These contracts are issued as part of fee-based financial plans, whereby an investment professional provides investment advice for a fee, and the contractowner pays the fee directly to the investment professional. Under these arrangements, the fee is set by the investment professional and is covered in a separate agreement between the professional and the contractowner. LNY is not a party to these agreements, does not impose an advisory fee, and receives no portion of the advisory fee. This information is clearly discussed in the prospectus under “Purchase of Contracts” and “Fees Associated with Fee-Based Financial Plans”.

File No. 333-181617

1.	Key Information Table – Charges for Early Withdrawals: Please provide the missing words in the first sentence.

Response: The missing words have been added.

2.	Death Benefits – Guarantee of Principal Death Benefit: Please provide the missing word(s) in the second bullet.

Response: The missing words have been added.

3.	Part C: The Bylaws and Certificate of Incorporation are missing from this filing. Please provide.

Response: The charter and bylaws of LNY will be filed, respectively, as Exhibits (f)(1) and (f)(2) in the upcoming 485(b) filing.

We sincerely appreciate your attention to this filing, and your review and comments. Please call me at 860-466-1111 with any questions or additional comments.

Sincerely,
Carolyn Augur

Lincoln ChoicePlusSM Fusion Individual Variable Annuity Contracts
Lincoln New York Account N for Variable Annuities
For contracts issued on and after February 18 , 2025
December 31 , 2024
Home Office:
Lincoln Life & Annuity Company of New York
120 Madison Street, Suite 1310
Syracuse, NY 13202
www.LincolnFinancial.com
Servicing Office:
Lincoln Life & Annuity Company of New York
PO Box 2348
Fort Wayne, IN 46801-2348
1-888-868-2583
This prospectus describes an individual modified single premium deferred variable annuity contract issued by Lincoln Life & Annuity Company of New York (Lincoln New York or Company). This Contract can be purchased as either a nonqualified annuity or qualified retirement annuity under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the Contract's growth until it is paid out. You receive tax deferral for an IRA whether or not the funds are invested in an annuity contract. Further, if your Contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for purchasing a qualified annuity contract.
The Contract is designed to accumulate Contract Value and to provide income over a certain period of time, or for life, subject to certain conditions. This Contract also offers a Death Benefit payable upon the death of the Contractowner or Annuitant. This prospectus is used by both new purchasers and current Contractowners. Certain benefits described in this prospectus are no longer available.
If you are a new investor in the Contract, you may cancel your Contract within ten days of receiving it without paying fees or penalties. This free-look or cancellation period may be longer under certain scenarios. Upon cancellation, you will receive the greater of a full refund of the amount you paid with your application or your total Contract Value. You should review this prospectus and consult your registered representative for additional information about the specific cancellation terms that may apply.
The Contract described in this prospectus is only available in New York.
The minimum Purchase Payment for the Contract is $10,000. No Purchase Payments will be accepted after 90 days from the date the application is received by us.
We offer variable annuity contracts that have lower fees. You should carefully consider whether or not this Contract is the best product for you.
All Purchase Payments for benefits on a variable basis will be placed in Lincoln New York Account N for Variable Annuities (Variable Annuity Account [VAA]). You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the Contract’s variable options (“Subaccounts”), which, in turn, invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the Subaccounts you select. We do not guarantee how any of the Subaccounts or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the Contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.
All prospectuses and other shareholder reports, will be made available on www.lfg.com/VAprospectus. This prospectus gives you information about the Contract that you should know before you decide to buy a Contract and make a Purchase Payment. You should also review the prospectus for the funds and keep all prospectuses for future reference.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available online at Investor.gov.

Special Terms
In this prospectus, the following terms have the indicated meanings:
Access Period—Under i4LIFE® Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the Contract, and have a Death Benefit.
Account or Variable Annuity Account (VAA)—The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.
Account Value—Under i4LIFE® Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units, reduced by Regular Income Payments and withdrawals.
Account Value Step-up—(may be referred to as Account Value lock-in in marketing materials)—Under certain Living Benefit Riders, the Protected Income Base and/or Enhancement Base will automatically step up to the Contract Value on each Benefit Year anniversary, subject to certain conditions.
Accumulation Unit—A measure used to calculate Contract Value for the variable side of the contract before the Annuity Commencement Date and to calculate the i4LIFE® Advantage Account Value during the Access Period.
Annuitant—The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.
Annuity Commencement Date—The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select(other than i4LIFE® Advantage).
Annuity Payout—A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic Income Commencement Date if i4LIFE® Advantage has been elected). Payments may be variable or fixed, or a combination of both.
Annuity Unit—A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date.
Beneficiary—The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.
Benefit Year—Under certain Living Benefit Riders, the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.
Contract—The variable annuity contract you have entered into with Lincoln New York.
Contractowner (you, your, owner)—The person who can exercise the rights within the Contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.
Contract Value (may be referred to as Account Value in marketing materials)—At any given time before the Annuity Commencement Date, the total value of all Accumulation Units of a Contract.
Contract Year—Each 12-month period starting with the effective date of the Contract and starting with each contract anniversary after that.
Cross-reinvestment—An optional additional service that automatically transfers the Contract Value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.
Death Benefit—Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.
Enhancement—A feature under certain Living Benefit Riders in which the Protected Income Base will be increased, subject to certain conditions and limitations.
Enhancement Base— The Enhancement Base is a value used to calculate the amount added to the Protected Income Base when an Enhancement occurs.
Enhancement Period—The period of time during which an Enhancement is in effect.
Excess Withdrawals—Amounts withdrawn during a Benefit Year, as specified for each Living Benefit Rider, which decrease or eliminate the guarantees under the rider.
Good Order—The actual receipt at our Servicing Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to complete the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Investment Requirements—Restrictions in how you may allocate your Subaccount investments if you own certain Living Benefit Riders.
Lifetime Income Period—Under i4LIFE® Advantage, the period of time following the Access Period during which we make Regular Income Payments to you for the rest of your life (and Secondary Life, if applicable). During the Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.

Lincoln New York (we, us, our, Company)—Lincoln Life & Annuity Company of New York.
Living Benefit Rider—A general reference to optional riders that provide some type of a minimum income guarantee while you are alive. If you select a Living Benefit Rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.
Periodic Income Commencement Date—The Valuation Date on which the amount of i4LIFE® Advantage Regular Income Payments are determined.
Premium Based Charge—An annual charge that applies to all Purchase Payments to your Contract and is payable each year for seven years, deducted quarterly.
Premium Based Charge Period—The period of time in which the Premium Based Charge will be deducted. For each Purchase Payment, the Premium Based Charge will be deducted quarterly for a total of seven years after the date that the Purchase Payment is paid into the Contract.
Premium Based Charge Free Amount—An amount you may withdraw from your Contract in which we will not deduct a portion of the remaining Premium Based Charge from your Contract Value.
Protected Annual Income—(may be referred to as Guaranteed Annual Income in your Contract)—The guaranteed periodic withdrawal amount available from the Contract each Benefit Year for life under certain Living Benefit Riders.
Protected Annual Income Payout Option—(may be referred to as Guaranteed Annual Income Amount Annuity Payout Option in your Contract)—A payout option available under certain Living Benefit Riders in which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Protected Annual Income amount for life.
Protected Income Base—(may be referred to as Income Base in your Contract)—Under certain Living Benefit Riders, the Protected Income Base is a value used to calculate your Protected Annual Income amount or the minimum payouts under your Contract at a later date.
Purchase Payments—Amounts paid into the Contract. Purchase Payments may be made for 90 days from the date your application is received by us.
Rate Sheet—A prospectus supplement, that will be filed periodically, where we declare the current protected lifetime income fee, Enhancement rate, withdrawal rates and, if applicable, Guaranteed Income Benefit percentages under certain Living Benefit Riders.
Regular Income Payments—The variable, periodic income payments paid under i4LIFE® Advantage.
Secondary Life—Under certain Living Benefit Riders, the person designated by the Contractowner upon whose life the annuity payments will also be contingent.
Subaccount—Each portion of the VAA that reflects investments in Accumulation and Annuity Units of a class of a particular fund available under the contracts. There is a separate Subaccount which corresponds to each class of a fund.
Valuation Date—Each day the New York Stock Exchange (NYSE) is open for trading.
Valuation Period—The period starting at the close of trading (normally 4:00 p.m. New York time) on each day that the NYSE is open for trading (Valuation Date) and ending at the close of such trading on the next Valuation Date.

Important Information You Should Consider About the Lincoln ChoicePlusSM Fusion Variable Annuity Contract
	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
A surrender charge may apply to any withdrawals made before the 1 st anniversary of up to 1 % of the amount withdrawn, declining to 0% over that time period. For example, if you make a withdrawal of $100,000 during the first year after your Purchase Payment, you could be assessed a charge of up to $ 1,000 on the Purchase Payment withdrawn. If your withdrawal is made after the 1 st anniversary, you will incur no surrender charge.
● Fee Tables ● Examples ● Charges and Other Deductions – Surrender Charge
Transaction Charges
There is currently no charge for a transfer. We reserve the right to charge a $25 fee for each transfer if you make more than 12 transfers in one Contract Year.
Each Purchase Payment is subject to its own Premium Based Charge that will be deducted quarterly for seven years after the Purchase Payment is received. The
Premium Based Charge rate for new Purchase Payments decreases as the total amount of Purchase Payments increase.
● Charges and Other Deductions – Premium Based Charge
Ongoing Fees and Expenses (annual charges)
Minimum and Maximum Annual Fee Table. The table below describes the current fees and expenses that you may pay each year , depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
● Fee Tables ● Examples ● Charges and Other Deductions
	Annual Fee	Minimum	Maximum
	Base Contract – Account Value Death Benefit	0.83% [1]	0.83% [1]
	Base Contract – Guarantee of Principal Death Benefit	0.88% [1]	0.88% [1]
	Base Contract – Enhanced Guaranteed Minimum Death Benefit	1.13% [1]	1.13% [1]
	Investment options (fund fees and expenses)	0.48% [1]	3.17% [1]
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.40% [1]	2.45% [2]
1 As a percentage of average Account Value in the Subaccounts.
2 As an annualized percentage of the Protected Income Base.

	FEES AND EXPENSES		Location in Prospectus

Lowest and Highest Annual Cost Table. Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year . This estimate assumes that you do not take withdrawals from the
Contract, which could add surrender charges and Premium Based Charges that substantially increase costs . Current fees for optional benefits are stated on a Rate
Sheet supplement to this prospectus.

	Lowest Annual Cost: $ 1,990	Highest Annual Cost: $ 7,284
	Assumes:	Assumes:
● Investment of $100,000
● 5% annual appreciation
● Least expensive fund fees and
expenses
● No optional benefits
● No surrender charges
● No Premium Based Charges
● No additional Purchase Payments,
transfers, or withdrawals

● Investment of $100,000
● 5% annual appreciation
● Most expensive combination of
optional benefits and fund fees and
expenses
● No surrender charges
● No Premium Based Charges
● No additional Purchase Payments,
transfers, or withdrawals

	RISKS		Location in Prospectus
Risk of Loss	● You can lose money by investing in this Contract, including loss of principal.		● Principal Risks ● Investments of the Variable Annuity Account
Not a Short-Term Investment
● This Contract is not designed for short-term investing and is not appropriate for the investor who needs ready access to cash.
● Excess Withdrawals may result in surrender charges and Premium Based Charges. If you take a withdrawal, any surrender charge or Premium Based Charge will reduce the value of your Contract or the amount of money that you actually receive.
● The benefits of tax deferral, long-term income, and living benefit protections mean the Contract is more beneficial to investors with a long-term investment horizon.
● Withdrawals are subject to ordinary income tax and may be subject to tax penalties.
● Principal Risks ● Surrender and Withdrawals ● Fee Tables ● Charges and Other Deductions ● Living Benefit Riders
Risks Associated with Investment Options
● An investment in this Contract is subject to the risk of poor investment performance of the investment options you choose. Performance can vary depending on the performance of the investment options available under the Contract.
● Each investment option has its own unique risks.
● You should review the investment options before making an investment decision.
● Principal Risks ● Investments of the Variable Annuity Account
Insurance Company Risks
● An investment in the Contract is subject to the risks related to Lincoln New York. Any obligations, guarantees, or benefits of the Contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Lincoln New York, including our financial strength ratings, is available upon request by calling 1-888-868-2583 or visiting
www.LincolnFinancial.com.
● Principal Risks

	RESTRICTIONS	Location in Prospectus
Investments
●The frequency of transfers between investment options is restricted. There are also restrictions on the minimum amount that may be transferred from a variable option.
●We reserve the right to charge a $25 fee for each transfer if you make more than 12 transfers in one Contract Year.
●We reserve the right to remove or substitute any funds as investment options that are available under the Contract.
●Additional Purchase Payments are not allowed after 90 days from the date the application is received by us.
●Your ability to transfer between investment options may also be restricted as a result of Investment Requirements if you have elected an optional benefit.
●Principal Risks ●Investments of the Variable Annuity Account
Optional Benefits
●Optional benefits may limit or restrict the investment options that you may select under the Contract. We may change these restrictions in the future.
●Excess Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
●You are required to have a certain level of Contract Value for some new rider elections.
●We may modify or stop offering an optional benefit that is currently available at any time.
●The Contracts ●Living Benefit Riders ●Appendix B – Investment Requirements
	TAXES	Location in Prospectus
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the Contract.
●Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.
●Federal Tax Matters
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
●Your registered representative may receive compensation for selling this Contract to you, both in the form of commissions and because we may share the revenue it earns on this Contract with the professional’s firm. (Your investment professional may be your broker, investment adviser, insurance agent, or someone else).
●This potential conflict of interest may influence your investment professional to recommend this Contract over another investment.
●Distribution of the Contracts ●Principal Risks
Exchanges
●Some investment professionals may have a financial incentive to offer you a new
Contract in place of the one you own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new Contract rather than continue to own your existing contract.
●The Contracts - Replacement of Existing Insurance
Overview of the Contract
Purpose of the Contract
The Lincoln ChoicePlus SM Fusion variable annuity contract is designed to accumulate Contract Value and to provide income over a certain period of time or for life, subject to certain conditions. The Contract can supplement your retirement income by providing a stream of income payments during the payout phase. The Contract also offers a Death Benefit payable to your designated Beneficiaries upon the death of the Contractowner or Annuitant.
This Contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to make early or frequent withdrawals or intend to engage in frequent trading in the Subaccounts.

Phases of the Contract
Your Contract has two phases: (1) an accumulation (savings) phase, prior to the Annuity Commencement Date; and (2) a payout (income) phase, after the Annuity Commencement Date.
Accumulation (Savings) Phase. To help you accumulate assets during the accumulation phase, you can invest your payments and earnings in the variable options available under the Contract, each of which has an underlying mutual fund with its own investment objective, strategies, and risks; investment adviser(s); expense ratio; and performance history.
A list of funds in which you currently can invest is provided in Appendix A: Funds Available Under the Contract.
Annuity (Income) Phase. You can elect to annuitize your Contract and turn your Contract Value into a stream of income payments (sometimes called Annuity Payouts), at which time the accumulation phase of the Contract ends. These payments may continue for a fixed period of years, for your entire life, or for the longer of a fixed period or your life. The payments may also be fixed or variable. Variable payments will vary based on the performance of the funds that you choose.
If you annuitize, your investments will be converted to income payments and you may no longer be able to choose to make withdrawals from your Contract. All benefits (including guaranteed minimum Death Benefits and living benefits) terminate upon annuitization.
However, several Living Benefit Riders offered under the Contract provide lifetime income payments that may be guaranteed, and still allow you to make withdrawals and be eligible for a Death Benefit. Withdrawals that exceed a Protected Income Amount are Excess Withdrawals that will reduce and could eliminate the income payments and other benefits of the rider, including access to a Death Benefit.
Primary Features and Options of the Contract
Accessing your money. During the Accumulation Phase you can surrender the Contract or withdraw part of the Contract Value. If you withdraw early, you may have to pay a surrender charge and/or you may incur a tax penalty if you are younger than 59½.
Tax treatment. You can transfer money between investment options without tax implications, and earnings (if any) on your investments are generally tax-deferred. You are taxed only when: (1) you take a withdrawal or surrender; (2) you receive an income payment from the Contract; or (3) upon payment of a Death Benefit.
Death Benefits. Your Contract includes a Death Benefit that will be paid upon the death of either the Contractowner or the Annuitant. Optional Death Benefits that pay different amounts and have different fees may be available.
Optional Living Benefit Riders. For an additional fee, you may be able to purchase one of the Living Benefit Riders listed below. The availability of each rider is subject to state availability. Each rider offers one of the following:
●
an income/withdrawal benefit:
●
Lincoln Market Select® Advantage.
●
an Annuity Payout:
●
i4LIFE® Advantage.
These Living Benefit Riders provide different methods to take income from your Contract Value or receive lifetime payments and provide certain guarantees. These guarantees are subject to certain conditions, as set forth elsewhere in the prospectus.
There is no guarantee that any Living Benefit Rider (except i4LIFE® Advantage) will be available in the future, as we reserve the right to discontinue them at any time. Excess Withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or riders. If you purchase a Living Benefit Rider (except i4LIFE® Advantage), you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your Contract. (These Investment Requirements are explained in Appendix B- Investment Requirements.)
Additional Services. The additional services listed below are available under the Contract for no additional charge (unless otherwise indicated).
●
Dollar-cost averaging (DCA) allows you to transfer amounts between Subaccounts on a monthly basis or in accordance with other terms we make available.
●
Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each Subaccount.
●
Cross-Reinvestment allows you to automatically transfer the excess amount to another investment option when the amount invested in an investment option exceeds a baseline amount.
●
Automatic Withdrawal Service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under AWS are subject to surrender charges, taxes, and tax penalties.

Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract Specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted. Currently there is no premium tax levied for New York residents.

TRANSACTION EXPENSES

Premium Based Charge (as a percentage of Purchase Payments): [1,2]	4.90%
Maximum Surrender charge (as a percentage of Purchase Payments surrendered/withdrawn): [3]	1.00%
Transfer charge: [4]	$ 25
1
The Premium Based Charge is payable for seven years and is deducted quarterly (0.1750%). We will deduct this charge beginning on the first quarterly contract anniversary after the Purchase Payment is paid into the Contract, continuing for a total of 28 quarterly contract anniversaries. The charge reflected is the maximum charge rate. The Premium Based Charge rate may decrease as total purchase payments increase. See Charges and Other Deductions - Premium Based Charge for further information.
2
If you surrender the Contract, the total remaining Premium Based Charge (if any) will be deducted from your surrender value. If you make a withdrawal above the Premium Based Charge Free Amount, a portion of the total remaining Premium Based Charge will be deducted from your Contract Value at the time of the withdrawal. See Charges and Other Deductions - Premium Based Charge for further information.
3
There is a surrender charge associated with each Purchase Payment. The surrender charge percentage is in effect until the first year after any Purchase Payment. After the first year after a Purchase Payment, the surrender charge is reduced to zero. We may reduce or waive this charge in certain situations. See Charges and Other Deductions – Surrender Charge.
4
The transfer charge will not be imposed on the first 12 transfers during a Contract Year. We reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross reinvestment transfers.
The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including fund fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

ANNUAL CONTRACT EXPENSES

Administrative Expense (Annual Account Fee):[1]	$50

Base Contract Expenses (as a percentage of average Account Value in the Subaccounts)[2]
Account Value Death Benefit	0.80%
Guarantee of Principal Death Benefit	0.85%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)	1.10%

Optional Benefit [3] Expenses (Protected Lifetime Income Fees)	Single Life	Joint Life
Lincoln Market Select ® Advantage: [4,5]
Guaranteed Maximum Annual Charge	2.25%	2.45%
i4LIFE ® Advantage: [6]
Current Charge	0.40%	0.40%
1
During the accumulation phase, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the Contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your Contract Value.
2
Each base contract expense includes an administrative charge of 0.10%.
3
i4LIFE ® Advantage cannot be held concurrently with another Living Benefit Rider.
4
The current charge for new elections of this rider is disclosed in a Rate Sheet. The rates and/or percentages from previous effective periods are included in an Appendix to this prospectus.

5
As an annualized percentage of the Protected Income Base, as increased for subsequent Purchase Payments, Account Value Step-ups and Enhancements, and decreased by Excess Withdrawals. This fee is deducted from the Contract Value proportionately on a quarterly basis. This same fee applies when transitioning to the i4LIFE ® Advantage Select Guaranteed Income Benefit. See Charges and Other Deductions – Protected Lifetime Income Fees for more information about your Living Benefit Rider.
6
As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE ® Advantage and is added to your base contract expense. These charges continue during the Access Period. During the Lifetime Income Period, the i4LIFE ® Advantage charge rate of
0.40% is added to the Account Value Death Benefit base contract expense. See Charges and Other Deductions – i4LIFE® Advantage Charge for more information.
The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the Contract. Expenses shown may change over time and may be higher or lower in the future. A complete list of funds available under the Contract, including their annual expenses, may be found in an appendix to this prospectus. See Appendix A: Funds Available Under the Contract.
Annual Fund Expenses	Minimum	Maximum
Expenses that are deducted from the fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses before reimbursements.	0.48%	3.17%
Expenses that are deducted from the fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses after any waivers or expense reimbursements.[1]	0.48%	1.48%
1
Any expense waivers or reimbursements will remain in effect until at least April 30, 2025, and can only be terminated early with approval by the fund’s board of directors.
EXAMPLES
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, contract fees, annual contract expenses, and annual fund fees and expenses.
The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EGMDB Death Benefit and Lincoln Market Select® Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
1) If you surrender your Contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$12,585	$25,070	$38,660	$72,839
2) If you annuitize or do not surrender your Contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$7,385	$22,270	$37,260	$72,839
For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Annuity Payouts are made. See Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.
Principal Risks
The principal risks of investing in the Contract include:
Risk of Loss. You can lose money by investing in this Contract, including loss of principal. Neither the U.S. Government nor any federal agency insures or guarantees your investment in the Contract.
Short-Term Investment Risk. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. The benefits of tax deferral, long-term income, and living benefit protections also mean that the Contract is more beneficial to investors with a long-term horizon.

Variable Option Risk. You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the Subaccounts, which invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, your Contract Value goes down. How much it goes up or down depends on the performance of the Subaccounts you select. Each underlying fund is subject to its own investment risks. When you invest in a Subaccount, you are exposed to the investment risks of the underlying fund.
Investment Requirements Risk. If you elect an optional benefit, you may be subject to Investment Requirements, which means you may not be permitted to invest in certain investment options or you may be permitted to invest in certain investment options only to a limited extent. Failing to satisfy applicable Investment Requirements may result in the termination of your optional benefit. We impose Investment Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under an optional benefit. In turn, your compliance with the Investment Requirements could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and the value of your guaranteed benefits.
Managed Volatility Fund Risk. Certain underlying funds may employ risk management strategies to provide for downside protection during sharp downward movements in equity markets. These funds usually, but not always, have “Managed Risk” or “Managed Volatility” in the name of the fund. These strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The Death Benefits and Living Benefit Riders offered under the Contract also provide protection in the event of a market downturn. Likewise, there are additional costs associated with the Death Benefits and Living Benefit Riders, which can limit the Contract’s upside participation in the markets. Many of these funds are included in the Investment Requirements associated with Living Benefit Riders. Risk management strategies, in periods of high market volatility, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and the value of your guaranteed benefits. For more information on these funds and their risk management strategies, please see the funds’ prospectuses.
Withdrawal Risk (Illiquidity Risk). You should carefully consider the risks associated with taking a withdrawal or surrender under the Contract. If you take a withdrawal or surrender the Contract, any applicable surrender charges will reduce the value of your Contract or the amount of money that you ultimately receive. The proceeds of your withdrawal or surrender may be subject to ordinary income taxes, including a tax penalty if you are younger than age 59½.
You should also consider the impact that a withdrawal may have on the standard and optional benefits under your Contract. For example, under certain Living Benefit Riders, excess or early withdrawals may reduce the value of the guaranteed benefit by an amount greater than the amount withdrawn and could result in termination of the benefit.
Transfer Risk. Your ability to transfer amounts between investment options is subject to restrictions. You are generally restricted to no more than 12 transfers per Contract Year. There are also restrictions on the minimum amount that may be transferred from a variable option. If permitted by your Contract, we may discontinue accepting transfers into the fixed side of the contract at any time. Your ability to transfer between investment options may also be restricted as a result of Investment Requirements if you have elected an optional benefit.
Purchase Payment Risk. No Purchase Payments will be accepted after 90 days from the date the application is received. After that time, you will be unable to increase your Contract Value or Death Benefit by making subsequent Purchase Payments.
Purchase Payments totaling $2 million or more are subject to Servicing Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates) (excluding any version of Lincoln Level Advantage ® and Lincoln Level Advantage 2 ® contracts) for the same Contractowner, joint owner, and/or Annuitant. You should carefully consider the amount of your Purchase Payment when purchasing the Contract and whether to take a withdrawal under the Contract. The reduction of Contract Value as a result of a withdrawal, including any applicable surrender charges, may not be offset by gains as a result of positive performance of your investment selections. For more information about these restrictions and limitations, see The Contracts – Purchase Payments.
Election of Optional Benefit Risk. There are a variety of optional benefits under the Contract that are designed for different financial goals and to protect against different financial risks. There is a risk that you may not choose the benefit or benefits that are best suited for you based on your present or future needs and circumstances. In addition, if you elect an optional benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that did not provide a financial return. There is also a risk that a financial return of an optional benefit, if any, will ultimately be less than the amount you paid for the benefit. You should consult with your registered representative to determine which optional benefits (if any) are appropriate for you.
Fee and Expense Risk. You are subject to the risk that we may increase certain contract fees and charges, and that underlying fund expenses may increase.
Financial Strength and Claims-Paying Ability Risk. An investment in the Contract is subject to the risks related to us, Lincoln New York. Any obligations, guarantees, or benefits of the Contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you.

Cybersecurity and Business Interruption Risks. We rely heavily on interconnected computer systems and digital data to conduct our annuity business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks, including ransomware and malware attacks. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. The risk of cyber-attacks may be higher during periods of geopolitical turmoil. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate Accumulation Unit value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract due to system disruptions, cyber-attacks or information security breaches in the future.
In addition to cyber security risks, we are exposed to risks related to natural and man-made disasters, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities. They could also result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of contract-related transactions, including orders from Contractowners. Disasters may negatively affect the computer and other systems on which we rely, impact our ability to calculate accumulation unit values, or have other possible negative impacts. They may also impact the issuers of securities in which the underlying funds invest, which may negatively affect the value of the underlying funds and the value of your Contract. There can be no assurance that we or the underlying funds or our service providers will be able to successfully avoid negative impacts associated with natural and man-made disasters.
Financial Statements
The December 31, 2023 financial statements of the VAA and the December 31, 2023 financial statements of Lincoln New York are located in the Statement of Additional Information (SAI). Instructions on how to obtain a free copy of the SAI are provided on the last page of this prospectus.
Investments of the Variable Annuity Account
You decide the Subaccount(s) to which you allocate Purchase Payments. There is a separate Subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.
Descriptions of the Funds
Information regarding each fund, including (1) its name, (2) its type or investment objective, (3) its investment adviser and any sub-investment adviser, (4) current expenses, and (5) performance is available in Appendix A: Funds Available Under the Contract. Each fund has issued a prospectus that contains more detailed information about the fund. Paper or electronic copies of the fund prospectuses may be obtained by contacting our Servicing Office or visiting www.lfg.com/VAprospectus.
Certain Payments We Receive with Regard to the Funds
We (and/or our affiliates) incur expenses in promoting, marketing, and administering the contracts and the underlying funds. With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate) for certain services we provide on behalf of the funds. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders; providing Contractowners with statements showing their positions within the funds; processing dividend payments; providing subaccounting services for shares held by Contractowners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Contractowners. It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some advisers and/or distributors may pay us significantly more than other advisers and/or distributors and the amount we receive may be substantial. These percentages currently range up to 0.30%, and as of the date of this prospectus, we were receiving payments from most fund families. We (or our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.
In addition to the payments described above, all of the funds offered as part of this Contract make payments to us under their distribution plans (12b-1 plans) for the marketing and distribution of fund shares. The payment rates range up to 0.35% based on the amount of assets invested in those funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.
Selection of the Funds
We select the funds offered through the Contract based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, the capability and qualification of each sponsoring investment firm, and whether the fund is affiliated with us.
As noted above, a factor we may consider during the initial selection process is whether the fund (or an affiliate, investment adviser or distributor of the fund) being evaluated is an affiliate of ours and whether we are compensated for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, its investment adviser or its distributor.
Some funds pay us significantly more than others and the amount we receive may be substantial. We often receive more revenue from an affiliated fund than one that is not affiliated with us. These factors give us an incentive to select a fund that yields more revenue, and this is often an affiliated fund.
We may also consider the ability of the fund to help manage volatility and our risks associated with the guarantees we provide under the Contract and under optional riders, especially the Living Benefit Riders.
We review each fund periodically after it is selected. We reserve the right to remove a fund or restrict allocation of additional Purchase Payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant Contractowner assets.
Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria. Certain funds offered as part of this Contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.
Certain funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds, which may have higher expenses than funds that invest directly in debt or equity securities. An adviser affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to Contractowners and/or suggest that Contractowners consider whether allocating some or all of their Contract Value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your Contract.
Certain funds may employ risk management strategies to provide for downside protection during sharp downward movements in equity markets. These funds usually, but not always, have “Managed Risk” or “Managed Volatility” in the name of the fund. These strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The Death Benefits and Living Benefit Riders offered under the Contract also provide protection in the event of a market downturn. Risk management strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance.
For more information on these funds and their risk management strategies, please see the Investment Requirements section of this prospectus. You should consult with your registered representative to determine which combination of investment choices are appropriate for you.

Fund Shares
We will purchase shares of the funds at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the Contract. If you want to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.
Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.
Reinvestment of Dividends and Capital Gain Distributions
All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional units, but are reflected as changes in unit values.
Addition, Deletion or Substitution of Investments
We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.
Substitutions may be made with respect to existing investments or the investments of future Purchase Payments, or both. In the event of a substitution, the Contract Value allocated to the existing fund will be allocated to the substitute fund. Any future allocations to the substitute fund will automatically be allocated according to the instructions we have on file for you unless otherwise instructed by you. If we don’t have instructions from you on file, your Purchase Payments will be allocated to the substitute fund.
We may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. In the event of a fund closure, any Contract Value you have invested in the closed fund will remain in that fund until you transfer it elsewhere. Any future allocation to the closed fund will be allocated in accordance with the instructions we have on file for you unless you instruct us otherwise.
In addition, a Subaccount may become unavailable due to the liquidation of its underlying fund portfolio. To the extent permitted by applicable law, upon notice to you and unless you otherwise instruct us, we will re-allocate any Contract Value in the liquidated fund to the money market subaccount. Any future allocations to the liquidated fund will automatically be allocated according to the instructions we have on file for you unless you instruct us otherwise.
From time to time, certain underlying funds may merge with other funds. If a merger of an underlying fund occurs, the Contract Value allocated to the existing fund will be merged into the surviving underlying fund. Any future allocations, including future Purchase Payments, to the merged fund will automatically be allocated to the surviving underlying fund unless you instruct us otherwise.
We may also:
●
remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
●
transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
●
combine the VAA with other separate accounts and/or create new separate accounts;
●
deregister the VAA under the 1940 Act; and
●
operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.
We may modify the provisions of the contracts to reflect changes to the Subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.
Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.
Our administrative services include:
●
processing applications for and issuing the contracts;
●
processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services – See Additional Services and the SAI for more information on these programs);

●
maintaining records;
●
administering Annuity Payouts;
●
furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
●
reconciling and depositing cash receipts;
●
providing contract confirmations;
●
providing toll-free inquiry services; and
●
furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.
The risks we assume include:
●
the risk that lifetime payments from Living Benefit Riders will exceed the Contract Value;
●
the risk that Death Benefits paid will exceed the actual Contract Value;
●
the risk that, if a Guaranteed Income Benefit rider is in effect, the required Regular Income Payments will exceed the Account Value;
●
the risk that Annuitants upon which Annuity Payouts are based live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the Contract and cannot be changed);
●
the risk that more Contractowners than expected will qualify for waivers of the surrender charge or for waivers of the Premium Based Charge; and
●
the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).
The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the Premium Based Charge or surrender charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from base contract expenses deducted from the account. We may profit from one or more of the fees and charges deducted under the Contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.
Obligations under the contracts that are funded by our general account (rather than the Variable Annuity Account) include (1) the obligation to make lifetime or other benefit payments under Living Benefit Riders that exceed the Contract Value; (2) the obligation to pay Death Benefits that exceed the Contract Value; (3) the obligation to pay Annuity Payouts that exceed the Contract Value. Payment of these benefits and obligations is subject to our claims-paying ability and financial strength. We are also responsible for providing for all of the administrative services necessary in connection with the contracts (and bearing all of the associated expenses).
Deductions from the VAA
A charge is applied to the average daily net asset value of the Subaccounts based on which Death Benefit you choose. Those charges are equal to an annual rate of:
	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit (GOP)	Account Value Death Benefit
Mortality and expense risk charge	1.00%	0.75%	0.70%
Administrative charge	0.10%	0.10%	0.10%
Total base contract expense	1.10%	0.85%	0.80%
Transfer Fee
We reserve the right to charge a fee of up to $25 for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the Contract Year.
Premium Based Charge
We will deduct a charge based upon a percentage of your Purchase Payments. This is called a Premium Based Charge. The Premium Based Charge is paid to us to compensate us for the expenses we incur for Contract distribution when Contractowners surrender or withdraw before distribution costs have been recovered. Each Purchase Payment is subject to its own Premium Based Charge that will be deducted quarterly for seven years after the Purchase Payment is paid into the Contract (referred to as the Premium Based Charge Period). The Premium Based Charge rate for new Purchase Payments decreases as the total amount of Purchase Payments increase. The charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable Premium Based Charge rate, shown in the table below.

Total Purchase Payment	Premium Based Charge Rate Per Quarter	Total Premium Based Charge Rate
Less than $50,000	0.1750%	4.90%
$50,000 - ˂ $100,000	0.1600%	4.48%
$100,000 - ˂ $250,000	0.1250%	3.50%
$250,000 - ˂ $500,000	0.0875%	2.45%
$500,000 - ˂ $1,000,000	0.0625%	1.75%
$1,000,000 +	0.0375%	1.05%
For example, if you make an initial Purchase Payment of $25,000, on the quarterly anniversary, the Premium Based Charge rate will be based on a total Purchase Payment amount of $25,000 (0.1750% quarterly). For each new Purchase Payment allocated to the Contract, the Premium Based Charge rate is based on the sum of all Purchase Payments previously received, including the newest Purchase Payment. For example, assuming your initial Purchase Payment of $25,000, you make a subsequent Purchase Payment of $25,000; the quarterly Premium Based Charge rate for the subsequent Purchase Payment will be based on your total Purchase Payments of $50,000 (0.1600% quarterly). A Premium Based Charge rate for any previous Purchase Payment will not be reduced by new Purchase Payments.
The Premium Based Charge is deducted from the Subaccounts in which there is Contract Value on the date the Premium Based Charge is due. The following example shows how the Premium Based Charge is applied to Purchase Payments:
1/1/2025 Initial Purchase Payment	$25,000
3/31/2025 Premium Based Charge percentage on the quarterly anniversary	0.1750%
3/31/2025 Premium Based Charge amount on the quarterly anniversary	$43.75
Total Premium Based Charge due on the $25,000 Purchase Payment (deducted over 28 quarters)	$1,225
6/30/2025 Premium Based Charge amount on the quarterly anniversary	$43.75
We will also deduct the Premium Based Charge on surrenders and withdrawals for Purchase Payments that remain within the Premium Based Charge Period. If you surrender the Contract, total remaining Premium Based Charge (if any) will be deducted from your surrender value. If you make a withdrawal above the Premium Based Charge Free Amount, a portion of the total remaining Premium Based Charge will be deducted from your Contract Value at the time of the withdrawal. Withdrawals equal to or below the Premium Based Charge Free Amount will not be subject to this deduction. Withdrawals and surrenders may also be subject to a surrender charge (see Charges and Other Deductions – Surrender Charge). The total surrender charge and Premium Based Charge may not exceed 9% of your total Purchase Payments.
Prior to the seventh contract anniversary, the Premium Based Charge Free Amount equals 10% of the greater of the total Purchase Payments or the current Contract Value. After the seventh contract anniversary, the Premium Based Charge Free Amount equals the greatest of (i) 10% of total Purchase Payments, (ii) 10% of current Contract Value, or (iii) the sum of all Purchase Payments outside of the Premium Based Charge Period (reduced by withdrawals on a first in-first out basis), plus investment gains.
For withdrawals in excess of the Premium Based Charge Free Amount:
Prior to the seventh contract anniversary, the portion of the total remaining Premium Based Charge deducted upon a withdrawal is calculated by:
a)
dividing the amount of the withdrawal above the Premium Based Charge Free Amount by:
b)
an amount equal to the total Purchase Payments minus the total amount of all prior withdrawals taken above the Premium Based Charge Free Amount;
c)
then multiplied by the remaining Premium Based Charge for all Purchase Payments.
On or after the seventh contract anniversary, the portion of the total remaining Premium Based Charge deducted upon a withdrawal is calculated by:
a)
dividing the amount of the withdrawal above the Premium Based Charge Free Amount by:
b)
the total amount of all Purchase Payments subject to a Premium Based Charge;
c)
then multiplied by the remaining Premium Based Charge for all Purchase Payments.
Since a portion of the total remaining Premium Based Charge amount due will be deducted early (due to the withdrawal above the Premium Based Charge Free Amount), this will reduce the dollar amount of the Premium Based Charge that is assessed quarterly going forward for the remainder of the Premium Based Charge period.

The following example shows how we calculate the portion of the total remaining Premium Based Charge upon a withdrawal. Continuing from the previous example:
7/1/2025 Total Purchase Payments	$75,000
7/1/2025 Current Account Value	$80,000
7/1/2025 Withdrawal	$20,000
7/1/2025 Premium Based Charge Free Amount (10% of greater of total Purchase Payments ($75,000) and Contract Value ($80,000)	$8,000
7/1/2025 Amount of withdrawal above Premium Based Charge Free Amount ($20,000-$8,000)	$12,000
7/1/2025 Total uncollected Premium Based Charge ($1,225 Premium Based Charge for initial Purchase Payment (less six quarterly Premium Based Charge deductions of $43.75 ($262.50)) + $2,240.00 Premium Based Charge for the second Purchase Payment (less four quarterly Premium Based Charge deductions of $80.00 ($320.00))	$2,882.50
7/1/2025 Portion of Premium Based Charge deduction attributable to withdrawal (Amount of withdrawal above Premium Based Charge Free Amount, divided by an amount equal to the sum of Purchase Payments within Premium Based Charge period minus the total of all prior withdrawals above Premium Based Charge Free Amount, then multiplied by the total uncollected Premium Based Charge ($12,000 / $75,000) x $2,882.50	$461.20
After the deduction of $461.20 from the Contract Value, the remaining quarterly Premium Based Charge deduction for each Purchase Payment will be reduced as follows:
7/1/2025 Recalculated Premium Based Charge Amount for first Purchase Payment (deducted for 22 more quarters). Current quarterly Premium Based Charge Amount multiplied by an amount equal to 1 - the amount of the withdrawal above Premium Based Charge Free Amount divided by the sum of Purchase Payments within Premium Based Charge period, minus the total of all prior withdrawals above the Premium Based Charge Free Amount [$43.75 (1 - $12,000/ $75,000)]	$36.75
7/1/2025 Recalculated Premium Based Charge Amount for second Purchase Payment (deducted for 24 more quarters)	$67.20
Continuing from the previous example, the next example illustrates the Premium Based Charge due if the Contract is surrendered on 9/30/2025 and assumes the Contract is past the surrender charge period.
9/30/2025 Current Contract Value	$62,000
9/30/2025 Total uncollected Premium Based Charge due. $808.50 ($36.75 x 22 quarters) Premium Based Charge Amount due for the first Purchase Payment, plus $1,612.80 ($67.20 x 24 quarters) Premium Based Charge Amount due for the second Purchase Payment)	$2,421.30
9/30/2025 Surrender value ($62,000 - $2,421.30)	$59,578.70
The deduction of the Premium Based Charge associated with a withdrawal above the Premium Based Charge Free Amount does not apply to:
●
Withdrawals equal to or below the Premium Based Charge Free Amount;
●
Regular Income Payments made under i4LIFE® Advantage including any payments to provide the i4LIFE® Advantage Guaranteed Income Benefit;
●
Withdrawals up to the Protected Annual Income amount under Lincoln Market Select® Advantage;
●
Any portion of the Contract Value that is annuitized.
●
A surrender or withdrawal of any Purchase Payments after the onset of a permanent and total disability of the original Contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the Contract and before the 65th birthday of the Contractowner.
●
A surrender or withdrawal of any Purchase Payments as a result of the diagnosis of a terminal illness of the original Contractowner that is after the effective date of the Contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner;
●
A surrender or withdrawal of any Purchase Payments as a result of admittance of the original Contractowner into an accredited nursing home or equivalent health care facility, where the admittance into such facility occurs after the effective date of the Contract and the owner has been confined for at least 90 consecutive days;
●
A surrender or withdrawal as a result of the death of the owner or Annuitant, provided the Annuitant has not been changed for any reason other than the death of a prior named Annuitant, unless a surviving spouse assumes ownership.

The Premium Based Charge does not apply:
●
Beyond the 28th quarterly contract anniversary of any Purchase Payment;
●
On or after the Annuity Commencement Date; or
●
To a surrender or withdrawal as a result of the death of the owner or Annuitant (unless the surviving spouse assumes ownership of the Contract as a result of the death of the original owner).
On the date you purchase your Contract, we will determine your Premium Based Charge rate based on the total amount you plan to invest (rather than on the amount of the actual Purchase Payment), if that Premium Based Charge is less than the Premium Based Charge based on your initial Purchase Payment. For example, if your initial Purchase Payment is $90,000, and you have indicated your intent to invest an additional $10,000 during the next 3-month period (for total Purchase Payments equal to $100,000), the Premium Based Charge will be calculated based on the assumed $100,000 investment (which qualifies for a quarterly Premium Based Charge of rate 0.1250%) instead of your actual initial Purchase Payment of $90,000 (which qualifies for a quarterly Premium Based Charge rate of 0.1600%) and a quarterly charge rate of 0.1250% for the $10,000 Purchase Payment. If you do not make the amount of Purchase Payments stated at the time of application during 90 days from when the application was received by us we will recalculate the Premium Based Charge based on the actual amount of Purchase Payments we received in that time period. We reserve the right to discontinue this option at any time after providing notice to you.
Surrender Charge
A surrender charge applies (except as described below) to surrenders and withdrawals of Purchase Payments that have been invested for the period below. The surrender charge is calculated separately for each Purchase Payment.
	Number of years since Purchase Payment was invested
	0	1
Surrender charge as a percentage of the surrendered or withdrawn Purchase Payments	1%	0%
A surrender charge does not apply to:
●
A surrender or withdrawal of a Purchase Payment beyond the first year after the Purchase Payment was invested;
●
Withdrawals of Contract Value during a Contract Year to the extent that the total Contract Value withdrawn during the current Contract Year does not exceed the free amount which is equal to 10% of the greater of total Purchase Payments or the current Contract Value. The free amount does not apply upon surrender of the Contract;
●
A surviving spouse at the time he or she assumes ownership of the Contract as a result of the death of the original owner (however, the surrender charge schedule of the original Contract will continue to apply to the spouse's Contract);
●
A surrender or withdrawal of any Purchase Payments as a result of admittance of the original Contractowner into an accredited nursing home or equivalent health care facility, where the admittance into such facility occurs after the effective date of the Contract and the Contractowner has been confined for at least 90 consecutive days;
●
A surrender of the Contract as a result of the death of the Contractowner, joint owner or Annuitant, provided the Annuitant has not been changed for any reason other than the death of a prior named Annuitant;
●
Purchase Payments when used in the calculation of the initial Regular Income Payment and the initial Account Value under the i4LIFE® Advantage option or the Contract Value applied to calculate the benefit amount under any Annuity Payout option made available by us;
●
Regular Income Payments made under i4LIFE® Advantage including any payments to provide the Guaranteed Income Benefit or periodic payments made under any Annuity Payout option made available by us;
●
A surrender or withdrawal of any Purchase Payments after the onset of a permanent and total disability of the original Contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the Contract and before the 65th birthday of the Contractowner;
●
A surrender or withdrawal of any Purchase Payments as a result of the diagnosis of a terminal illness of the original Contractowner that is after the effective date of the Contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner;
●
Withdrawals up to the Protected Annual Income amount or the Maximum Annual Withdrawal amount under applicable Living Benefit Riders, subject to certain conditions.
For purposes of calculating the surrender charge on withdrawals, we assume that:
1.
The free amount will be withdrawn from Purchase Payments on a first in-first out (“FIFO”) basis.
2.
Prior to the first anniversary of the Contract, any amount withdrawn above the free amount during a Contract Year will be withdrawn in the following order:

●
from Purchase Payments (on a FIFO basis) until exhausted; then
●
from earnings until exhausted.
3.
On or after the first anniversary of the Contract, any amount withdrawn above the free amount during a Contract Year will be withdrawn in the following order:
●
from Purchase Payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
●
from Purchase Payments (on a FIFO basis) to which a surrender charge still applies until exhausted; then
●
from earnings until exhausted.
We apply the surrender charge as a percentage of Purchase Payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your Contract Value has increased or decreased. The surrender charge is calculated separately for each Purchase Payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when Contractowners surrender or withdraw before distribution costs have been recovered.
There are charges associated with surrender of a Contract or withdrawal of Contract Value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining Contract Value. If the charges are deducted from the remaining Contract Value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the dollar amount of the surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the surrender charge is also subject to a surrender charge.
If the Contractowner is a corporation or other non-individual (non-natural person), the Annuitant or joint Annuitant will be considered the Contractowner or joint owner for purposes of determining when a surrender charge does not apply.
Administrative Expense (Annual Account Fee)
During the accumulation period, we will deduct an account fee of $50 from the Contract Value on each contract anniversary to compensate us for the administrative services provided to you; this account fee will also be deducted from the Contract Value upon surrender. The account fee will be waived after the fifteenth Contract Year for any Contract with a Contract Value that is equal to or greater than $50,000 on the contract anniversary (or date of surrender).
Protected Lifetime Income Fee
A fee or expense may also be deducted in connection with any benefits added to the Contract by rider or endorsement. The deduction of a protected lifetime income fee will be noted on your quarterly statement.
The protected lifetime income fee rate for new rider elections is disclosed in a Rate Sheet prospectus supplement (except i4LIFE® Advantage without the Guaranteed Income Benefit). The Rate Sheet indicates the current rates and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates. The rates may be superseded at any time in our sole discretion and may be higher or lower than the charge rate on the previous Rate Sheet. Rate information for previous effective periods is included in an Appendix to this prospectus.
Any change to the protected lifetime income fee rate will be disclosed in a new Rate Sheet at least ten days before that rate becomes effective. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.lfg.com/VAprospectus or by calling us at 1-888-868-2583.
A discussion of the charges for closed riders can be found in an Appendix to this prospectus.
Lincoln Market Select® Advantage Fee. If you elect Lincoln Market Select® Advantage, there is a fee associated with that rider for as long as the rider is in effect.
The fee:
●
is based on the Protected Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, Account Value Step-ups, Enhancements, and as decreased for Excess Withdrawals; and
●
may increase every Benefit Year upon an Enhancement that occurs after the third Benefit Year anniversary, or upon an Account Value Step-up. (You may opt out of this increase – see details below.)
The fee will be deducted from the Contract Value on a quarterly basis. The first deduction of the fee will occur on the Valuation Date on or next following the three-month anniversary of the rider’s effective date. This deduction will be made in proportion to the value in each Subaccount on the Valuation Date the protected lifetime income fee is assessed. The amount we deduct will increase or decrease as the Protected Income Base increases or decreases, because the fee rate is based on the Protected Income Base. Refer to Living Benefit Riders for a discussion and example of the impact of the changes to the Protected Income Base.
The fee rate can change each time there is an Account Value Step-up. Since the Account Value Step-up could increase your Protected Income Base every Benefit Year (if all conditions are met), the fee rate could also increase every Benefit Year, but the rate will never exceed the stated guaranteed maximum annual fee rate. If your fee rate is increased, you may opt out of the Account Value Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the fee rate and the Protected Income Base will return to the value they were immediately prior to the step-up, adjusted for any additional Purchase Payments or Excess Withdrawals. This opt-out will only apply for this particular Account Value Step-up. You will need to notify us each time the fee rate increases if you want to opt out of subsequent Account Value Step-ups. If you opt out of an Account Value Step-up, you are still eligible for an Enhancement through the end of the Enhancement Period, including in the year you declined the Account Value Step-up.
An Enhancement to the Protected Income Base occurs if a 3-year Enhancement Period is in effect (as described further in the Living Benefit Rider section). During the first three Benefit Years, an increase in the Protected Income Base as a result of the Enhancement will not cause an increase in the annual protected lifetime income fee rate but will increase the dollar amount of the fee. After the third Benefit Year anniversary, if the Enhancement Period has renewed, the annual protected lifetime income fee rate may increase each time the Protected Income Base increases as a result of the Enhancement, but the fee rate will never exceed the stated guaranteed maximum annual fee rate. If your fee rate is increased, you may opt out of the Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your fee rate to change. If you opt out of the Enhancement, the fee rate and the Protected Income Base will return to the value they were immediately prior to the Enhancement, adjusted for Excess Withdrawals, if any. This opt out will only apply for this particular Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your fee rate to increase) if you do not want the Enhancement.
The fee will be discontinued upon termination of the rider. However, a portion of the protected lifetime income fee, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the Contract, or the election of an Annuity Payout option, including i4LIFE® Advantage. If the Contract Value is reduced to zero, no further protected lifetime income fee will be deducted.
i4LIFE® Advantage Charge. While this rider is in effect, there is a daily charge for i4LIFE® Advantage that is based on your Account Value. The annual i4LIFE® Advantage charge rate is 0.40% and is added to your base contract expense.
The initial Account Value is your Contract Value on the Valuation Date i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period, your Account Value equals the total value of all of the Contractowner's Accumulation Units, and will be reduced by Regular Income Payments, Guaranteed Income Benefit payments, and any withdrawals.
i4LIFE® Advantage and the charge will begin on the Periodic Income Commencement Date which is the Valuation Date on which the Regular Income Payment is determined and the beginning of the Access Period. Refer to the i4LIFE® Advantage section for explanations of the Account Value, the Access Period, the Lifetime Income Period, and the Periodic Income Commencement Date.
i4LIFE® Advantage Guaranteed Income Benefit Charge for Contractowners who transition from a Prior Rider. If you have elected Lincoln Market Select® Advantage (a “Prior Rider”), you may carry over certain features of that Prior Rider to transition to the applicable version of i4LIFE® Advantage Guaranteed Income Benefit. If you make this transition, your protected lifetime income fee of the Prior Rider will be the initial charge rate for your i4LIFE® Advantage Guaranteed Income Benefit rider.
This section applies to all of the transitions Lincoln Market Select® Advantage to i4LIFE® Advantage Select Guaranteed Income Benefit.
The initial charge is a percentage of the greater of the Protected Income Base carried over from the Prior Rider or the Account Value. The charge for i4LIFE® Advantage Guaranteed Income Benefit is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE® Advantage and every three months thereafter. Your base contract expense also applies. Contractowners are guaranteed that in the future the guaranteed maximum charge rate for i4LIFE® Advantage Guaranteed Income Benefit will be the guaranteed maximum charge rate that was in effect at the time they purchased the Prior Rider.
The charge will not change unless there is an automatic step-up of the Guaranteed Income Benefit (described in the i4LIFE® Advantage section of this prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the Prior Rider protected lifetime income fee. (The Prior Rider fee rate continues to be used as a factor in determining the i4LIFE® Advantage Guaranteed Income Benefit charge.) This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the protected lifetime income fee will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.
The following example is intended to show how the initial i4LIFE® Advantage Guaranteed Income Benefit charge for purchasers of a Prior Rider could be calculated for a representative male Contractowner, as well as the impact to the charge due to increases to the Guaranteed Income Benefit and the Prior Rider fee rate. For illustration purposes, we will assume that the example is a nonqualified contract and the initial Guaranteed Income Benefit is set at 4% of the Protected Income Base based upon the Contractowner’s age (see Guaranteed Income Benefit for a more detailed description). The example also assumes that the protected lifetime income fee for the Prior Rider is 1.50% (single life option). The first example demonstrates how the initial charge may be determined for an existing Contract with an Account Value and Protected Income Base. This calculation method applies to the purchase of any Prior Rider, except the initial Guaranteed Income Benefit rates and charges may vary, as set forth in the Guaranteed Income Benefit description later in this prospectus. The charges and rates shown here may be different from those that apply to your Contract. The calculation of the charge for your Contract will be based on the specific factors applicable to your Contract.
1/1/25 Initial i4LIFE® Advantage Account Value	$100,000
1/1/25 Protected Income Base as of the last Valuation Date under the Prior Rider	$125,000
1/1/25 Initial Annual Charge for i4LIFE® Advantage Guaranteed Income Benefit ($125,000 x 1.50%). The protected lifetime income fee for the Prior Rider is assessed against the Protected Income Base since it is larger than the Account Value	$1,875
1/2/25 Amount of initial i4LIFE® Advantage Regular Income Payment (an example of how the Regular Income Payment is calculated is shown in the SAI)	$5,173
1/2/25 Initial Guaranteed Income Benefit (4% x $125,000 Protected Income Base)	$5,000
The next example shows how the charge will increase if the Guaranteed Income Benefit is stepped up to 65% of the Regular Income Payment.
1/2/26 Recalculated Regular Income Payment (due to market gain in Account Value)	$8,000
1/2/26 New Guaranteed Income Benefit (65% x $8,000 Regular Income Payment)	$5,200
1/2/26 Annual Charge for i4LIFE® Advantage Guaranteed Income Benefit ($1,875 x ($5,200/$5,000)) Prior charge x [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income Benefit]	$1,950
Continuing the above example:
1/2/26 Annual Charge for i4LIFE® Advantage Guaranteed Income Benefit	$1,950
1/2/27 Recalculated Regular Income Payment (due to Account Value increase)	$8,200
1/2/27 New Guaranteed Income Benefit (65% x $8,200 Regular Income Payment)	$5,330
Assume the Prior Rider fee rate increases from 1.50% to 1.60%.
1/2/27 Annual Charge for i4LIFE® Advantage Guaranteed Income Benefit ($1,950 x ($5,330/$5,200) x (1.60%/1.50%))	$2,132
The new annual charge for i4LIFE® Advantage Guaranteed Income Benefit is $2,132, which is equal to the current annual charge of $1,950 multiplied by the percentage increase of the Guaranteed Income Benefit ($5,330/$5,200) and then multiplied by the percentage increase to the Prior Rider protected lifetime income fee (1.60%/1.50%).
If the fee rate of your Prior Rider is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit in effect before the step-up occurred, reduced by any additional withdrawals. Future step-ups as described in the rider would continue.
After the Periodic Income Commencement Date, if the Guaranteed Income Benefit is terminated, i4LIFE® Advantage will also be terminated and the i4LIFE® Advantage Guaranteed Income Benefit charge will cease. A portion of the i4LIFE® Advantage Guaranteed Income Benefit charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider.
Deductions for Premium Taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the Contract Value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.
The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. Currently, there is no premium tax levied for New York residents.

Other Charges and Deductions
Base contract expenses of 0.80% of the value in the VAA will be assessed on all variable Annuity Payouts, including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge includes the mortality and expense risk and administrative charge. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.
There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.
Additional Information
The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
●
the use of mass enrollment procedures,
●
the performance of administrative or sales functions by the employer,
●
the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
●
any other circumstances which reduce distribution or administrative expenses.
The exact amount of charges and fees applicable to a particular contract will be stated in that contract.
The Contracts
Purchase of Contracts
If you wish to purchase a Contract, you must apply for it through a registered representative authorized by us. Certain broker-dealers may not offer all of the features discussed in this prospectus. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a Contract is prepared and executed by our legally authorized officers. The Contract is then sent to you either directly or through your registered representative. See Distribution of the Contracts. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Servicing Office approval.
When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Servicing Office, an initial Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Purchase Payment to your registered representative, we will not begin processing your purchase order until we receive the application and initial Purchase Payment from your registered representative’s broker-dealer. While attempting to finish an incomplete application, we may hold the initial Purchase Payment for no more than five business days unless we receive your consent to retain the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial Purchase Payment within two business days.
Who Can Invest
To apply for a Contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the Contractowner, joint owner and Annuitant must be under age 86. Certain Death Benefit options may not be available at all ages. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account in an effort to help the government fight the funding of terrorism and money laundering activities. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d., or other identifying documents.
In accordance with anti-money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Purchase Payment and/or freeze a Contractowner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or Death Benefits. Once frozen, monies would be moved from the VAA to an interest-bearing account maintained solely for the Contractowner, and held in that account until instructions are received from the appropriate regulator.
Do not purchase this Contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The Contract may not be resold, traded on any stock exchange, or sold on any secondary market.

Since you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-deferred growth.
Replacement of Existing Insurance
Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase a Contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this Contract. The benefits offered under this Contract may be less favorable or more favorable than the benefits offered under your current contract. It also may have different charges. You should also consult with your registered representative and/or your tax advisor prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.
Purchase Payments
You may make Purchase Payments to the Contract for 90 days from the date your application is received by us. All expected Purchase Payments must be disclosed on the application, and any funds received after 90 days will be returned to you. You are not required to make any additional Purchase Payments after the initial Purchase Payment. The minimum Purchase Payment is $10,000. Please check with your registered representative about making additional Purchase Payments. The minimum payment to the Contract at any one time must be at least $100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.
Purchase Payments totaling $2 million or more are subject to Servicing Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates) (excluding any version of Lincoln Level Advantage ® and Lincoln Level Advantage 2 ® contracts) for the same Contractowner, joint owner, and/or Annuitant. If you elect a Living Benefit Rider, you may be subject to further restrictions in terms of your ability to make additional Purchase Payments, as more fully described below. We may surrender your Contract in accordance with New York law, if your Contract Value drops below $2,000 for any reason, including if your Contract Value drops due to the performance of the Subaccounts you selected. We will not surrender your Contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders. Purchase Payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the surrender of the Contract, or the death of the Contractowner, whichever comes first.
In addition to the specific Purchase Payment restrictions and limitations immediately above, upon advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the Contract.
These restrictions and limitations will limit your ability to increase your Contract Value (or Account Value under i4LIFE® Advantage) and/or increase the amount of any guaranteed benefit under a Living Benefit Rider by making additional Purchase Payments to the Contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the Contract, and how they may impact your long-term investment plans, especially if you intend to increase Contract Value (or Account Value under i4LIFE® Advantage) by making additional Purchase Payments over a long period of time. Please contact your registered representative and refer to the Living Benefit Riders section of this prospectus for additional information on any restrictions that may apply to your Living Benefit Rider.
Valuation Date
Accumulation and Annuity Units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (Valuation Date). On any date other than a Valuation Date, the Accumulation Unit value and the Annuity Unit value will not change.
Allocation of Purchase Payments
Purchase Payments allocated to the variable side of the contract are placed into the VAA’s Subaccounts, according to your instructions. In the absence of instructions accompanying a Purchase Payment or otherwise not being in Good Order, we will allocate a Purchase Payment in the same manner as your last Purchase Payment or, if not possible, contact you or your registered representative for additional information.
The minimum amount of any Purchase Payment which can be put into any one Subaccount is $20.
Purchase Payments received from you or your broker-dealer in Good Order at our Servicing Office prior to the close of the New York Stock Exchange (normally 4:00 p.m., New York time), will be processed using the Accumulation Unit value computed on that Valuation Date. Purchase Payments received in Good Order after market close will be processed using the Accumulation Unit value computed on the next Valuation Date. Purchase Payments submitted to your registered representative will generally not be processed by us until they are received from your registered representative’s broker-dealer. If your broker-dealer submits your Purchase Payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your Purchase Payment to us, and your Purchase Payment was placed with your broker-dealer prior to market close, then we will use the Accumulation Unit value computed on that Valuation Date when processing your Purchase Payment. Purchase Payments placed with your broker-dealer after market close will be processed using the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances, Purchase Payments received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.
The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund’s investments perform, but also upon the expenses of the VAA and the underlying funds.
If an underlying fund imposes restrictions with respect to the acceptance of Purchase Payments, allocations or transfers, we reserve the right to reject an allocation or transfer request at any time the underlying fund notifies us of such a restriction. We will notify you if your allocation request is or becomes subject to such restrictions.
Valuation of Accumulation Units
Purchase Payments allocated to the VAA are converted into Accumulation Units. This is done by dividing the amount allocated by the value of an Accumulation Unit for the Valuation Period during which the Purchase Payments are allocated to the VAA. The Accumulation Unit value for each Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a Subaccount for a later Valuation Period is determined as follows:
1.
The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation Period; minus
2.
The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and
3.
The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.
The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily base contract expense multiplied by the number of calendar days in the Valuation Period. Contracts with different features have different daily charges, and therefore, will have different corresponding Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.
Transfers On or Before the Annuity Commencement Date
After the first 30 days from the effective date of your Contract, you may transfer all or a portion of your investment from one Subaccount to another. A transfer among Subaccounts involves the surrender of Accumulation Units in one Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the Valuation Date on which the transfer request is received.
Transfers among the variable Subaccounts are limited to 12 per Contract Year unless otherwise authorized by us. Currently, there is no charge for a transfer. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross-reinvestment or portfolio rebalancing elected on forms available from us. See Additional Services and the SAI for more information on these programs. These transfer rights and restrictions also apply during the i4LIFE® Advantage Access Period (the time period during which you may make withdrawals from the i4LIFE® Advantage Account Value). See i4LIFE® Advantage.
The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than $300). If the transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.
A transfer request may be made to our Servicing Office in writing or by fax. A transfer request may also be made by telephone or other electronic means, provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Servicing Office before the close of the New York Stock Exchange (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order after market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date.
There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances transfers received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.

We may defer or reject an allocation or transfer request that is subject to a restriction imposed by an underlying fund.
Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.
Telephone and Electronic Transactions
A surrender, withdrawal, or transfer request may be made to our Servicing Office in writing or by fax. These transactions may also be made by telephone or other electronic means, provided the appropriate authorization is on file with us. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed or sent electronically to the Contractowner on the next Valuation Date.
Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine, or other electronic device, whether it is yours, your service provider’s, or your registered representative’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Servicing Office.
Market Timing
Frequent, large, or short-term transfers among Subaccounts, such as those associated with “market timing” transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Subaccounts that may affect other Contractowners or fund shareholders.
In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Subaccounts. While we reserve the right to enforce these policies and procedures, Contractowners and other persons with interests under the contract should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific Contractowners who violate the excessive trading policies established by the fund.
You should be aware that the purchase and redemption orders received by the funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds’ ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our Contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from Contractowners engaged in disruptive trading activity, the fund may reject the entire omnibus order.
Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by Contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Subaccount to Subaccount to comply with specific fund policies and procedures.
We may increase our monitoring of Contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same Contractowner if that Contractowner has been identified as a market timer. For each Contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.
Once a Contractowner has been identified as a market timer under our Market Timing Procedures, we will notify the Contractowner in writing that future transfers (among the Subaccounts) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the Contract Year (or calendar year if the Contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a Contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this “original signature” restriction on that Contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that Contractowner's particular transfers.
Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Contractowners determined to be engaged in such transfer activity that may adversely affect other Contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.
Our Market Timing Procedures are applied consistently to all Contractowners. An exception for any Contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your Contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.
In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Contractowners or as applicable to all Contractowners investing in underlying funds.
Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund’s investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the funds’ prospectuses for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.
Transfers After the Annuity Commencement Date
You may transfer all or a portion of your investment in one Subaccount to another Subaccount or to the fixed side of the contract, as permitted under your Contract. Those transfers will be limited to three times per Contract Year. You may also switch from a variable Annuity Payout to a fixed Annuity Payout. You may not switch from a fixed Annuity Payout to a variable Annuity Payout. Once elected, the fixed Annuity Payout is irrevocable.
These provisions also apply during the i4LIFE® Advantage Lifetime Income Period. See i4LIFE® Advantage.
Ownership
The Contractowner on the date of issue will be the person or entity designated in the contract specifications. The Contractowner of a nonqualified contract may name a joint owner.
As Contractowner, you have all rights under the Contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all Contractowners and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and Annuitant changes. Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Assignments may have an adverse impact on any Death Benefit or benefits offered under Living Benefit Riders in this product and may be prohibited under the terms of a particular rider. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.
Joint Ownership
If a Contract has joint owners, the joint owners shall be treated as having equal undivided interests in the Contract. Either owner, independently of the other, may exercise any ownership rights in this Contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant
The following rules apply prior to the Annuity Commencement Date. You may name only one Annuitant (unless you are a tax-exempt entity, then you can name two joint Annuitants). You (if the Contractowner is a natural person) have the right to change the Annuitant at any time by notifying us in writing of the change. However, we reserve the right to approve all Annuitant changes. This may not be allowed if certain riders are in effect. The new Annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the Death Benefits or benefits offered under Living Benefit Riders. See The Contracts – Death Benefit and Living Benefit Riders. A contingent Annuitant may be named or changed by notifying us in writing. Contingent Annuitants are not allowed on contracts owned by non-natural owners. On or after the Annuity Commencement Date, the Annuitant or joint Annuitants may not be changed and contingent Annuitant designations are no longer applicable.
Surrenders and Withdrawals
Before the Annuity Commencement Date, we will allow the surrender of the Contract or a withdrawal of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Servicing Office), by fax, or other electronic means. Withdrawal requests may be made by telephone or our website, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity Payout option selected.
The amount available upon surrender/withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender/withdrawal is received in Good Order at the Servicing Office. If we receive a surrender or withdrawal request in Good Order at our Servicing Office before the close of the NYSE (normally 4:00 p.m., New York time), we will process the request using the Accumulation Unit value computed on that Valuation Date. If we receive a surrender or withdrawal request in Good Order at our Servicing Office after market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the NYSE may close early (prior to 4:00 p.m., New York time). In such instances, surrender or withdrawal requests received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA in the same proportion that the amount of withdrawal bears to the total Contract Value. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.
There are charges associated with surrender of a Contract or withdrawal of Contract Value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining Contract Value. If the charges are deducted from the remaining Contract Value, the amount of the total withdrawal will increase according to the impact of the applicable Premium Based Charge and/or surrender charge percentage; consequently, the dollar amount of the Premium Based Charge and/or surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the Premium Based Charge and/or surrender charge is also subject to a Premium Based Charge and/or surrender charge.
Surrenders and withdrawals may be taxable and, prior to age 59½, subject to a tax penalty. The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters – Taxation of Withdrawals and Surrenders.
Withdrawals may have a negative impact on certain optional living benefits and on certain death benefits, and the impact could be significant. A withdrawal may reduce or even terminate certain benefits.
Benefits Available Under the Contract
The following tables summarize information about the benefits available under the Contract. A detailed description of each benefit follows the table.
Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
Account Value Death Benefit	Provides a Death Benefit equal to the Contract Value.	●0.80%	●Poor investment performance could significantly reduce the benefit. ●Withdrawals could significantly reduce the benefit.
Guarantee of Principal Death Benefit	Provides a Death Benefit equal to the greatest of (1) Contract Value; (2) all Purchase Payments, adjusted for withdrawals.	●0.85%	●Withdrawals could significantly reduce the benefit.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Provides a Death Benefit equal to the
greatest of (1) Contract Value; (2) all
Purchase Payments, adjusted for
withdrawals; (3) the highest Contract Value
on any contract anniversary prior to age 81
as adjusted for withdrawals.
●1.10%
●Not available if age 80 or older at the
time of issuance.
●Withdrawals could significantly reduce
the benefit.
●Poor investment performance could
significantly reduce and limit potential
increases to the highest Contract Value.

Dollar-Cost Averaging	Allows you to automatically transfer amounts between certain investment options on a monthly basis.	None	●Minimum amount to be dollar cost averaged is $1,500 over any time period between 3 and 60 months. ●Cannot be used simultaneously with portfolio rebalancing or cross reinvestment.
Portfolio Rebalancing	Allows you to automatically reallocate your Contract Value among investment options on a periodic basis based on your standing allocation instructions.	None	●Cannot be used simultaneously with dollar cost averaging or cross reinvestment.
Cross-Reinvestment	When the amount invested in an investment option exceeds a baseline amount, allows you to automatically transfer the excess amount to another investment option.	None	●Cannot be used simultaneously with dollar cost averaging or portfolio rebalancing.
Automatic Withdrawal Service	Allows you to take periodic withdrawals from your Contract automatically.	None	●Automatically terminates once i4LIFE® Advantage begins.

Optional Benefits – Available for Election
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
Lincoln Market Select® Advantage
Provides:
●Guaranteed lifetime periodic withdrawals;
●An Enhancement to the Protected
Income Base;
●Account Value Step-ups of the Protected
Income Base; and
●Age-based increases to the Protected
Annual Income amount.
●2.25% Single Life Option ●2.45% Joint Life Option (as a percentage of the Protected Income Base)
●Investment Requirements apply.
●Excess Withdrawals could significantly
reduce or terminate the benefit.
●Any withdrawal may negatively impact or
eliminate the potential for enhancements
or step-ups.
●Subject to a $10 million maximum
Protected Income Base across all Living
Benefit Riders.
●Step-ups may increase fee rate.

i4LIFE® Advantage
Provides:
●Variable periodic Regular Income
Payments for life.
●The ability to make additional
withdrawals and surrender the Contract
during the Access Period.
●The optional Guaranteed Income Benefit,
which provides a minimum payout floor
for those Regular Income Payments.
		●i4LIFE® Advantage: 0.40% in addition to the base contract expense for the Death Benefit you have elected.	●Withdrawals could significantly reduce or terminate the benefit. ●Restrictions apply to the length of the Access Period.
Death Benefits
The chart below provides a brief overview of how the Death Benefit proceeds will be distributed if death occurs prior to i4LIFE® Advantage elections or prior to the Annuity Commencement Date. Refer to your Contract for the specific provisions applicable upon death.

upon death of:	and...	and...	Death Benefit proceeds pass to:
Contractowner	There is a surviving joint owner	The Annuitant is living or deceased	Joint owner
Contractowner	There is no surviving joint owner	The Annuitant is living or deceased	Designated Beneficiary
Contractowner	There is no surviving joint owner and the Beneficiary predeceases the Contractowner	The Annuitant is living or deceased	Contractowner's estate
Annuitant	The Contractowner is living	There is no contingent Annuitant	The youngest Contractowner becomes the contingent Annuitant and the Contract continues. The Contractowner may waive* this continuation and receive the Death Benefit proceeds.
Annuitant	The Contractowner is living	The contingent Annuitant is living	Contingent Annuitant becomes the Annuitant and the Contract continues
Annuitant	The Contractowner is a trust or other non-natural person**	No contingent Annuitant allowed with non-natural Contractowner	Designated Beneficiary

*
Notification from the Contractowner to receive the Death Benefit proceeds must be received within 75 days of the death of the Annuitant.

**
Death of Annuitant is treated like death of the Contractowner.
A Death Benefit may be payable if the Contractowner (or a joint owner) or Annuitant dies prior to the Annuity Commencement Date. You can choose the Death Benefit. Only one Death Benefit may be in effect at any one time and this Death Benefit terminates if you elect i4LIFE® Advantage or elect any other annuitization option. Generally, the more expensive the Death Benefit is, the greater the protection.
You should consider the following provisions carefully when designating the Beneficiary, Annuitant, any contingent Annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the Contract may significantly affect the amount and timing of the Death Benefit or other amount paid upon a Contractowner's or Annuitant's death.
You may designate a Beneficiary during your lifetime and change the Beneficiary by filing a written request with our Servicing Office. Each change of Beneficiary revokes any previous designation. We reserve the right to request that you send us the Contract for endorsement of a change of Beneficiary.
Upon the death of the Contractowner, a Death Benefit will be paid to the Beneficiary. Upon the death of a joint owner, the Death Benefit will be paid to the surviving joint owner. If the Contractowner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as death of the Contractowner.
If an Annuitant who is not the Contractowner or joint owner dies, then the contingent Annuitant, if named, becomes the Annuitant and no Death Benefit is payable on the death of the Annuitant. If no contingent Annuitant is named, the Contractowner (or younger of joint owners) becomes the Annuitant. Alternatively, a Death Benefit may be paid to the Contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this Death Benefit must be received by us within 75 days of the death of the Annuitant. The Contract terminates when any Death Benefit is paid due to the death of the Annuitant.
If a Contractowner, joint owner or Annuitant was added or changed subsequent to the effective date of the Contract (unless the change occurred because of the death of a prior Contractowner, joint owner or Annuitant), upon death, we will only pay the Contract Value as of the Valuation Date we approve the payment of the death claim.
If your Contract Value equals zero, no Death Benefit will be paid.
Account Value Death Benefit. The Account Value Death Benefit provides a Death Benefit equal to the Contract Value on the Valuation Date the Death Benefit is approved by us for payment. No additional Death Benefit is provided. Once you have selected this Death Benefit option, it cannot be changed. (Your Contract may refer to this benefit as the Contract Value Death Benefit.) For example, assume an initial deposit into the Contract of $10,000. The Contract Value increases and equals $12,000 on the Valuation Date the death claim is approved. The amount of Death Benefit paid equals $12,000.
Enhanced Guaranteed Minimum Death Benefit (EGMDB). The EGMDB is available for an additional charge and may only be elected when the Contract is issued.
The EGMDB provides a Death Benefit equal to the greatest of:
●
the current Contract Value as of the Valuation Date we approve the payment of the claim; or

●
the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value. Withdrawals less than or equal to the Protected Annual Income amount under applicable Living Benefit Riders may reduce the sum of all Purchase Payments amount on a dollar-for-dollar basis. See Living Benefit Riders – Lincoln Market Select® Advantage; or
●
the highest Contract Value on any contract anniversary (including the inception date) (determined before the allocation of any Purchase Payments on that contract anniversary) prior to the 81st birthday of the deceased Contractowner, joint owner (if applicable), or Annuitant and prior to the death of the Contractowner, joint owner (if applicable) or Annuitant for whom a death claim is approved for payment. The highest Contract Value is increased by Purchase Payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the Contract Value.
The following example shows how the Death Benefit amount is calculated under the EGMDB:
7/3/2024 Initial Deposit / Contract Value	$10,000
7/3/2028 Contract Value	$25,000
7/3/2029 Contract Value	$23,500
The EGMDB provides a Death Benefit equal to the highest Contract Value on any contract anniversary, so the amount of Death Benefit paid equals $25,000 on the date the death claim is approved.
In a declining market, withdrawals reduce the Death Benefit in the same proportion the Contract Value is reduced, which has a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals(Premium Based Charges and surrender charges for example) and premium taxes, if any.
The EGMDB is not available under contracts issued to a Contractowner, or joint owner or Annuitant, who is age 80 or older at the time of issuance.
There is an additional charge for this Death Benefit. You may discontinue the EGMDB at any time by completing the Change of Death Benefit form and sending it to our Servicing Office. The benefit will be discontinued as of the Valuation Date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will begin deducting the applicable charge for the new Death Benefit as of that date. See Charges and Other Deductions.
Guarantee of Principal Death Benefit. The Guarantee of Principal Death Benefit is the default Death Benefit under this Contract; this means that if you do not select a Death Benefit, the Guarantee of Principal Death Benefit will be automatically selected for you at contract issue. There is an additional charge for this Death Benefit, and it may only be elected when the contract is issued.
The Guarantee of Principal Death Benefit provides a Death Benefit equal to the greater of:
●
the current Contract Value as of the Valuation Date we approve the payment of the claim; or
●
the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value. Withdrawals less than or equal to the Protected Annual Income amount under applicable Living Benefit Riders may reduce the sum of all Purchase Payments amount on a dollar-for-dollar basis. See Living Benefit Riders – Lincoln Market Select® Advantage.
For example, assume an initial deposit into the Contract of $10,000. The Contract Value decreases and equals $8,000 on the Valuation Date the death claim is approved. Since your principal is guaranteed, the amount of Death Benefit paid equals $10,000.
In a declining market, withdrawals reduce the Death Benefit in the same proportion the Contract Value is reduced, which has a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals (Premium Based Charges and surrender charges for example) and premium taxes, if any.
The Guarantee of Principal Death Benefit may be discontinued by completing the Change of Death Benefit form and sending it to our Servicing Office. The benefit will be discontinued as of the valuation date we receive the request and the Account Value Death Benefit will apply. We will begin deducting the charge for the Account Value Death Benefit as of that date. See Charges and Other Deductions.
General Death Benefit Information
Only one of these Death Benefits may be in effect at any one time. Your Death Benefit terminates on and after the Annuity Commencement Date. i4LIFE® Advantage only provides Death Benefit options during the Access Period. There are no Death Benefits during the Lifetime Income Period. Please see the i4LIFE® Advantage – i4LIFE® Advantage Death Benefit section of this prospectus for more information.
If there are joint owners, upon the death of the first Contractowner, we will pay a Death Benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the Contract as sole Contractowner. Upon the death of the spouse who continues the Contract, we will pay a Death Benefit to the designated Beneficiary(s).
If the Beneficiary is the spouse of the Contractowner, then the spouse may elect to continue the Contract as the new Contractowner. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the Contract.
Should the surviving spouse elect to continue the Contract, a portion of the Death Benefit may be credited to the Contract. Any portion of the Death Benefit that would have been payable (if the Contract had not been continued) that exceeds the current Contract Value on the Valuation Date we approve the claim will be added to the Contract Value. If the Contract is continued in this way, the Death Benefit in effect at the time the Beneficiary elected to continue the Contract will remain as the Death Benefit.
The value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in Good Order. To be in Good Order, we require all the following:
1.
an original certified death certificate or other proof of death satisfactory to us; and
2.
written authorization for payment; and
3.
all required claim forms, fully completed (including selection of a settlement option).
Notwithstanding any provision of this Contract to the contrary, the payment of Death Benefits provided under this Contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death Benefits may be taxable. See Federal Tax Matters.
Unless otherwise provided in the Beneficiary designation, one of the following procedures will take place on the death of a Beneficiary:
●
if any Beneficiary dies before the Contractowner, that Beneficiary’s interest will go to any other Beneficiaries named, according to their respective interests; and/or
●
if no Beneficiary survives the Contractowner, the proceeds will be paid to the Contractowner’s estate.
If the Beneficiary is a minor, court documents appointing the guardian/custodian may be required.
The Beneficiary may choose the method of payment of the Death Benefit unless the Contractowner has already selected the settlement option. If the Contract is a nonqualified contract, the Death Benefit payable to the Beneficiary or joint owner must be distributed within five years of the Contractowner’s date of death unless the Beneficiary begins receiving, within one year of the Contractowner’s death, the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary’s life expectancy. If the Contract is a qualified contract or IRA, then the Death Benefit payable to the Beneficiary or joint owner must be distributed within ten years of the Contractowner’s date of death unless the Beneficiary is an “eligible designated beneficiary”. An eligible designated beneficiary may take the Death Benefit distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary’s life expectancy, subject to certain additional exceptions.
Upon the death of the Annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.
The recipient of a Death Benefit may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.
Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be “escheated”. This means that the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation.
To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your Beneficiary designations by submitting a Beneficiary change form to our Servicing Office.

Additional Services
These additional services are available to you under your Contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service, and portfolio rebalancing. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Servicing Office or call 1-888-868-2583. These services will stop once we become aware of a pending death claim. For further detailed information on these services, please see Additional Services in the SAI.
Dollar-Cost Averaging. Dollar-cost averaging allows you to transfer amounts between Subaccounts on a monthly basis or in accordance with other terms we make available.
You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing our election form, by calling our Servicing Office, or by other electronic means. The minimum amount to be dollar cost averaged (DCA’d) is $1,500 over any time period between three and 60 months. Once elected, the program will remain in effect until the earlier of:
●
the Annuity Commencement Date;
●
the value of the amount being DCA’d is depleted; or
●
you cancel the program by written request or by telephone if we have your telephone authorization on file.
We reserve the right to limit certain time periods or to restrict access to this program at any time.
A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. If you cancel the DCA program, your remaining Contract Value in the DCA program will be allocated to the Subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. If you have chosen DCA from one of the Subaccounts, only the amount allocated to that DCA program will be transferred. Investment gain, if any, will remain in that Subaccount unless you reallocate it to one of the other Subaccounts. If you are enrolled in automatic rebalancing, this amount may be automatically rebalanced based on your allocation instructions in effect at the time of rebalancing. DCA does not assure a profit or protect against loss.
Automatic Withdrawal Service. The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under AWS are subject to applicable Premium Based Charge deductions and surrender charges. See Charges and Other Deductions — Surrender Charge. Withdrawals under AWS will be noted on your quarterly statement.
Cross-Reinvestment Service. The cross-reinvestment service automatically transfers the Contract Value in a designated Subaccount that exceeds a baseline amount to another specific Subaccount at specific intervals. You specify the applicable Subaccounts, the baseline amount and the interval period. For example, you can specify, at the beginning of each calendar quarter, that any amount in excess of $50,000 in a particular Subaccount will be transferred to a different Subaccount.
Portfolio Rebalancing. Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each Subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually. Rebalancing events will be noted on your quarterly statement.
Only one of the three additional services (DCA, cross-reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and cross-reinvestment running simultaneously. We reserve the right to discontinue any or all of these administrative services at any time.
Living Benefit Riders
The Living Benefit Riders described in this section provide different methods to take income from your Contract Value or receive lifetime payments and provide certain guarantees, regardless of the investment performance of the Contract. These guarantees are subject to certain conditions, as set forth below. There are differences between the riders in the features provided, income rates, investment options, charge rates, and charge structure. Additionally, the age at which you may begin receiving a benefit from your rider may vary between riders. In addition, the purchase of one rider may impact the availability of another rider. Not all riders will be available at all times. Before you elect a rider, or terminate your existing rider to elect a new rider, you should carefully review the terms and conditions of each rider. Riders elected at contract issue will be effective on the Contract’s effective date. Riders elected after the Contract is issued will be effective on the next Valuation Date following approval by us. You cannot elect more than one Living Benefit Rider or payout option offered in your Contract at any one time. Your registered representative will help you determine which Living Benefit Rider best suits your financial goals.
The benefits and features of the optional Living Benefit Riders are separate and distinct from the downside protection strategies that may be employed by the funds offered under the Contract. The riders do not guarantee the investment results of the funds.
There is no guarantee that any Living Benefit Rider (except i4LIFE® Advantage) will be available in the future, as we reserve the right to discontinue them at any time. In addition, we may make different versions of a rider available to new purchasers.
Excess Withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what impact, if any, the Excess Withdrawal will have on any guarantees under the Living Benefit Rider.
If you purchase a Living Benefit Rider (except i4LIFE® Advantage), you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your Contract. . See Appendix B – Investment Requirements for more information.
From time to time, we relax our rules that apply to dropping certain riders and subsequently adding certain new ones. For example, we may waive the waiting period and instead permit you to add a new rider immediately after dropping your old one. We may also let you drop a rider before it has been in effect for the required holding period. When you drop your old rider, your old rider and charge will be terminated.
If you drop a rider for a new one during a period of time when we do not have an offer in place or have a different offer, you will not be eligible for any future offers related to the rider you previously dropped, even if such future offer would have included a greater or different benefit.
Rate Sheets
The current Enhancement rate, Protected Annual Income rates, and Guaranteed Income Benefit percentages available under certain Living Benefit Riders are declared in a Rate Sheet prospectus supplement. The Rate Sheet indicates the current rates and/or current percentages and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates and/or percentages. The rates and/or percentages may be superseded at any time, in our sole discretion, and may be higher or lower than the rates and/or percentages on the previous Rate Sheet.
The effective date of a subsequent Rate Sheet will be at least 10 days after it is filed. In order to get the rate and/or percentage indicated in a Rate Sheet, your application or rider election form must be sent to us, and must be signed and dated on or after the effective date of the Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.lfg.com/VAprospectus or by calling us at 1-888-868-2583.
Lincoln Market Select® Advantage
Lincoln Market Select® Advantage is a Living Benefit Rider available for purchase that provides:
●
Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Protected Annual Income amount which is based upon a Protected Income Base;
●
An Enhancement amount added to the Protected Income Base if certain criteria are met, as set forth below;
●
Account Value Step-ups of the Protected Income Base to the Contract Value if the Contract Value is equal to or greater than the Protected Income Base after the Enhancement; and
●
Age-based increases to the Protected Annual Income amount (after reaching a higher age-band and after an Account Value Step-up).
Protected Annual Income payments are based upon specified percentages of the Protected Income Base which are age-based and may increase over time. You may consider purchasing Lincoln Market Select® Advantage if you want a guaranteed income payment that may grow as you get older and may increase through the Account Value Step-up and Enhancement.
Please note any withdrawals made prior to the youngest age on the Rate Sheet, withdrawals that exceed the Protected Annual Income amount, or amounts that are payable to any assignee or assignee’s bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Protected Income Base and Enhancement Base by an amount greater than the dollar amount of the Excess Withdrawal, and will terminate the rider if the Protected Income Base if reduced to zero. As a result, the Protected Income Amount would be reduced as well. Withdrawals will also negatively impact the availability of an Enhancement.
The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the Contract upon death of the Contractowner), including any sale or assignment of the Contract as collateral.
Availability. The Lincoln Market Select® Advantage rider is only available for election at the time the Contract is issued and will be effective on the Contract’s effective date. The initial Purchase Payment must be at least $25,000. Rider elections are subject to Servicing Office approval if your Contract Value totals $2 million or more.
Lincoln Market Select ® Advantage is available with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) must under age 86 at the time the Contract is issued. This rider is not available to non-spouse beneficiaries of IRAs or nonqualified contracts.
Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Protected Income Base and Enhancement Base. The Protected Income Base is a value used to calculate your Protected Annual Income amount. The initial Protected Income Base will equal your initial Purchase Payment. The Protected Income Base is increased by subsequent Purchase Payments, Enhancements, and Account Value Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Protected Income Base is $10 million, which includes the total guaranteed amounts under the Living Benefit Riders of all Lincoln New York contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.
The Enhancement Base is the value used to calculate the amount that may be added to the Protected Income Base upon an Enhancement. The Enhancement Base is equal to the Protected Income Base on the effective date of the rider, increased by subsequent Purchase Payments and Account Value Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The Enhancement Base is not increased by an Enhancement.
Neither the Protected Income Base nor the Enhancement Base is available to you as a lump sum withdrawal or as a Death Benefit.
Additional Purchase Payments received after the rider effective date automatically increase the Protected Income Base (not to exceed the maximum Protected Income Base) and Enhancement Base by the amount of the Purchase Payment. For example, a $10,000 additional Purchase Payment will increase the Protected Income Base and Enhancement Base by $10,000.
Excess Withdrawals reduce the Protected Income Base and Enhancement Base as discussed below. The reduction to the Protected Income Base and the Enhancement Base could be more than the dollar amount of the withdrawal. Withdrawals less than or equal to the Protected Annual Income amount will not reduce the Protected Income Base or Enhancement Base.
Enhancement. You are eligible for an increase in the Protected Income Base through an Enhancement on each Benefit Year anniversary if:
a. the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) is under age 86;
b. there were no withdrawals in the preceding Benefit Year and the first Protected Annual Income withdrawal has not occurred;
c. the rider is within the Enhancement Period (described below);
d. the Protected Income Base after the Enhancement amount is added would be greater than the Contract Value and the same Benefit Year anniversary; and
e. the Enhancement Base, if applicable, is greater than zero.
The Enhancement equals the Enhancement Base multiplied by the Enhancement Rate.
The current Enhancement rate applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rate may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. The rate structure is intended to help us provide the guarantees under the rider. The Enhancement rate for new rider elections may be higher or lower than prior rates, but for existing Contractowners that have elected the rider, your rate will not change as a result.
The Enhancement rate applicable to new rider elections is set forth in a Rate Sheet prospectus supplement. The Rate Sheet indicates the Enhancement rate and the date by which your application or rider election form must be signed and dated for a rider to be issued with this rate. The rate may be superseded at any time, in our sole discretion, and may be higher or lower than the rate on the previous Rate Sheet.
The effective date of a subsequent Rate Sheet will be at least 10 days after it is filed. In order to get the rate indicated in a Rate Sheet, your application or rider election form must be sent to us, and must be signed and dated on or after the effective date of the Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.lfg.com/VAprospectus or by calling us at 1-888-868-2583.
During the first ten Benefit Years, an increase in the Protected Income Base as a result of the Enhancement will not cause an increase in the annual protected lifetime income fee rate but will increase the dollar amount of the fee. After the tenth Benefit Year anniversary, if the Enhancement Period has renewed, the annual rate may increase each time the Protected Income Base increases as a result of the Enhancement. If you decline an Enhancement, you will continue to be eligible for an Enhancement starting on the next Benefit Year anniversary as long as you meet the conditions listed above.
Note: The Enhancement is not available on any Benefit Year anniversary if an Account Value Step-up to the Protected Income Base occurs, or where there has been a withdrawal of Contract Value (including a Protected Annual Income payment) in the preceding Benefit Year. If you are eligible (as defined above) for the Enhancement in the next Benefit Year, the Enhancement will not occur until the Benefit Year anniversary of that year. Enhancements are not available once the first Protected Annual Income withdrawal occurs.
The following is an example of the impact of a 5% Enhancement on the Protected Income Base and assumes that no withdrawals have been made:

Initial Purchase Payment = $100,000; Protected Income Base = $100,000; Enhancement Base = $100,000
Additional Purchase Payment on day 30 = $15,000; Protected Income Base = $115,000; Enhancement Base = $115,000
On the first Benefit Year anniversary the Protected Income Base will not be less than $120,750 (= $100,000 x 1.05 + $15,000 x 1.05).
As explained below, an Enhancement and Account Value Step-up will not occur in the same year. If the Account Value Step-up provides an increase equal to or greater than what the Enhancement provides, you will not receive the Enhancement. It is possible that this could happen each Benefit Year (because the Account Value Step-up provided a larger increase each year), and therefore the Enhancement would not apply. The Enhancement or the Account Value Step-up cannot increase the Protected Income Base above the maximum Protected Income Base of $10 million.
An example of the impact of a withdrawal on the Enhancement is included in the Withdrawal Amount section below.
Enhancement Period. The original Enhancement Period is up to a 10 -year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Account Value Step-up. If during any Enhancement Period there are no Account Value Step-ups, the Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Account Value Step-up occurs.
Account Value Step-ups. The Protected Income Base and Enhancement Base will automatically step up to the Contract Value on each Benefit Year anniversary if:
a.
the Contractowner/Annuitant (single life option), or the Contractowner/Annuitant and spouse (joint life option) are under age 86; and
b.
the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including Premium Based Charges and/or surrender charges, the protected lifetime income fee and account fee), is equal to or greater than the Protected Income Base after an Enhancement (if any).
Each time the Account Value Step-up occurs, a new Enhancement Period begins. The Account Value Step-up is available even in those years when a withdrawal has occurred.
The fee rate can change each time there is an Account Value Step-up. That means if the current fee rate has increased, this would cause an increase in your annual fee rate for this rider. If your fee rate is increased, you may opt out of the Account Value Step-up. See Charges & Deductions – Protected Lifetime Income Fees for details. If you decline an Account Value Step-up, you will continue to be eligible for an Enhancement through the end of the Enhancement Period, including in the year you declined the Account Value Step-up, as long as you meet the conditions listed above.
Following is an example of how the Account Value Step-up and the 5% Enhancements impact the Protected Income Base (assuming no withdrawals):
	Contract Value	Protected Income Base
At issue	$50,000	$50,000
1st Benefit Year anniversary	$54,000	$54,000
2nd Benefit Year anniversary	$53,900	$56,700
On the first Benefit Year anniversary, the Account Value Step-up increased the Protected Income Base to the Contract Value of $54,000 since the increase in the Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). The 5% Enhancement or an Account Value Step-up cannot increase the Protected Income Base beyond the maximum Protected Income Base of $10 million.
Withdrawal Amount. Protected Annual Income withdrawals are available at the youngest age on the Rate Sheet. The Protected Annual Income amount may be withdrawn from the Contract each Benefit Year. As long as the Protected Annual Income amount is not reduced to zero, these withdrawals may be taken for your lifetime (single life option) or the lifetimes of you and your spouse (joint life option).
The Protected Annual Income amount is determined by multiplying the Protected Income Base by the applicable rate, based on your age and whether the single or joint life option has been elected. Under the joint life option, the age of the younger of you or your spouse will be used. The Protected Annual Income amount will change upon an Account Value Step-up, an Enhancement, additional Purchase Payments, and Excess Withdrawals, as described below.
The Protected Annual Income rates applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Protected Annual Income rates and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates. The rates may be superseded at any time, in our sole discretion, and may be higher or lower than the rates on the previous Rate Sheet.

The effective date of a subsequent Rate Sheet will be at least 10 days after it is filed. In order to get the rates indicated in a Rate Sheet, your application or rider election form must be sent to us, and must be signed and dated on or after the effective date of the Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.lfg.com/VAprospectus or by calling us at 1-888-868-2583.
After your first Protected Annual Income withdrawal, the Protected Annual Income rate will only increase on a Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Account Value Step-up. If you have reached an applicable higher age band and there has not also been a subsequent Account Value Step-up, then the Protected Annual Income rate will not increase until the next Account Value Step-up occurs. If you do not withdraw the entire Protected Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.
If your Contract Value is reduced to zero for any reason other than for an Excess Withdrawal, the remaining Protected Annual Income amounts for that Benefit Year will be paid in a lump sum. On the next rider anniversary, the scheduled amount will automatically resume and continue for your life (and your spouse’s life if the joint life option is chosen) under the Protected Annual Income Payout Option. You may not withdraw the remaining Protected Income Base or Enhancement Base in a lump sum. You will not be entitled to the Protected Annual Income amount if the Protected Income Base is reduced to zero as a result of an Excess Withdrawal. If either the Contract Value or the Protected Income Base is reduced to zero due to an Excess Withdrawal, the rider will terminate.
Cumulative withdrawals during a Benefit Year that are equal to or less than the Protected Annual Income amount will not reduce the Protected Income Base or Enhancement Base. All withdrawals will decrease the Contract Value. Surrender charges are waived on cumulative withdrawals less than or equal to the Protected Annual Income amount.
The following example shows the calculation of the Protected Annual Income amount and how withdrawals less than or equal to the Protected Annual Income amount impact the Protected Income Base, the Enhancement Base and the Contract Value. The example assumes a 5% Enhancement, a 4% Protected Annual Income rate, and a Contract Value of $200,000:
Contract Value on the rider’s effective date	$200,000
Protected Income Base and Enhancement Base on the rider’s effective date	$200,000
Initial Protected Annual Income amount on the rider’s effective date ($200,000 x 4%)	$8,000
Contract Value six months after rider’s effective date	$210,000
Protected Income Base and Enhancement Base six months after rider’s effective date	$200,000
Withdrawal six months after the rider’s effective date	$8,000
Contract Value after withdrawal ($210,000 - $8,000)	$202,000
Protected Income Base and Enhancement Base after withdrawal ($200,000 - $0)	$200,000
Contract Value on the first Benefit Year anniversary	$205,000
Protected Income Base and Enhancement Base on the first Benefit Year anniversary	$205,000
Protected Annual Income amount on the first Benefit Year anniversary ($205,000 x 4%)	$8,200
Since there was a withdrawal during the first year, an Enhancement is not available, but the Account Value Step-up was available and increased the Protected Income Base and the Enhancement Base to the Contract Value of $205,000. On the first Benefit Year anniversary, the Protected Annual Income amount is $8,200 (4% x $205,000).
Purchase Payments added to the Contract subsequent to the initial Purchase Payment will increase the Protected Annual Income amount by an amount equal to the applicable Protected Annual Income rate multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner has a Protected Annual Income amount of $8,000 (4% of $200,000 Protected Income Base), an additional Purchase Payment of $10,000 increases the Protected Annual Income amount that Benefit Year to $8,400 ($8,000 + 4% of $10,000). The Protected Annual Income payment amount will be recalculated immediately after a Purchase Payment is added to the Contract.
Enhancements and Account Value Step-ups will increase the Protected Income Base and thus the Protected Annual Income amount. The Protected Annual Income amount, after the Protected Income Base is adjusted by an Enhancement or an Account Value Step-up will be equal to the adjusted Protected Income Base multiplied by the applicable Protected Annual Income rate.
Excess Withdrawals. Excess Withdrawals are:
1.
the cumulative amounts withdrawn from the Contract during the Benefit Year (including the current withdrawal) that exceed the Protected Annual Income amount at the time of the withdrawal;

2.
withdrawals made prior to the youngest age on the Rate Sheet; or
3.
withdrawals that are payable to any assignee or assignee’s bank account.
When an Excess Withdrawal occurs:
1.
the Protected Income Base and Enhancement Base are reduced by the same proportion that the Excess Withdrawal reduces the Contract Value. This means that the reduction in the Protected Income Base and Enhancement Base could be more than the dollar amount of the withdrawal; and
2.
the Protected Annual Income amount will be recalculated to equal the applicable Protected Annual Income rate multiplied by the new (reduced) Protected Income Base (after the proportionate reduction for the Excess Withdrawal).
Your quarterly statements will include the Protected Annual Income amount (as adjusted for Protected Annual Income amount payments in a Benefit Year and Excess Withdrawals) available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided in this prospectus if you have any questions about Excess Withdrawals.
The following example demonstrates the impact of an Excess Withdrawal on the Protected Income Base, the Enhancement Base, the Protected Annual Income amount, and the Contract Value. The example assumes a 5% Protected Annual Income rate and a $10,940 withdrawal, which causes a $10,200 reduction in the Protected Income Base and Enhancement Base.
Prior to Excess Withdrawal:
Contract Value = $60,000
Protected Income Base = $85,000
Enhancement Base = $85,000
Protected Annual Income amount = $4,250 (5% of the Protected Income Base of $85,000)
After a $10,940 withdrawal ($4,250 is within the Protected Annual Income amount, $6,690 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Protected Annual Income amount of $4,250 and the Protected Income Base and Enhancement Base are not reduced:
Contract Value = $55,750 ($60,000 - $4,250)
Protected Income Base = $85,000
Enhancement Base = $85,000
The Contract Value is also reduced by the $6,690 Excess Withdrawal and the Protected Income Base and Enhancement Base are reduced by approximately 12%, the same proportion by which the Excess Withdrawal reduced the $55,750 Contract Value ($6,690 / $55,750).
Contract Value = $49,060 ($55,750 - $6,690)
Protected Income Base = $74,800 ($85,000 x 12% = $10,200; $85,000 - $10,200 = $74,800)
Enhancement Base = $74,800 ($85,000 x 12% = $10,200; $85,000 - $10,200 = $74,800)
Protected Annual Income amount = $3,740 (5% of $74,800 Protected Income Base)
On the following Benefit Year anniversary:
Contract Value = $48,000
Protected Income Base = $74,800
Enhancement Base = $74,800
Protected Annual Income amount = $3,740 (5% x $74,800)
In a declining market, Excess Withdrawals may significantly reduce your Protected Income Base, Enhancement Base, and Protected Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. If the Protected Income Base is reduced to zero due to an Excess Withdrawal, the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal, the rider and Contract will terminate.
Premium Based Charge deductions and surrender charges are waived on cumulative withdrawals less than or equal to the Protected Annual Income amount. Excess Withdrawals will be subject to surrender charges unless one of the waivers of surrender charge provisions set forth in this prospectus is applicable. Continuing with the prior example of the $12,000 withdrawal: the $4,250 Protected Annual Income amount is not subject to surrender charges: the $7,750 Excess Withdrawal may be subject to deductions of the Premium Based Charge and surrender charges. See the Premium Based Charge and Surrender Charge sections under Charges and Other Deductions for more information.
Withdrawals from IRA contracts will not be considered Excess Withdrawals (even if they exceed the Protected Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

1.
Lincoln’s automatic withdrawal service is used to calculate and pay the RMD;
2.
The RMD calculation must be based only on the value in this Contract;
3.
No withdrawals other than the RMD are made within the Benefit Year (except as described in the next paragraph);
4.
This Contract is not a beneficiary IRA; and
5.
The younger of you or your spouse (joint life option) reach the youngest age on the Rate Sheet.
If your RMD withdrawals during a Benefit Year are less than the Protected Annual Income amount, an additional amount up to the Protected Annual Income amount may be withdrawn and will not be subject to Premium Based Charged deductions or surrender charges. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Protected Annual Income amount, including amounts attributable to the RMD, will be treated as Excess Withdrawals.
Distributions from qualified contracts are generally taxed as ordinary income. Distributions from nonqualified contracts that are includable in gross income are also generally taxed as ordinary income. See Federal Tax Matters for information on determining what amounts are includable in gross income.
Protected Annual Income Payout Option. The Protected Annual Income Payout Option (“PAIPO”) is an Annuity Payout option under which the Contractowner (and joint life if applicable) will receive annuity payments equal to the Protected Annual Income amount for life. This option is different from other Annuity Payout options, including i4LIFE® Advantage Select Guaranteed Income Benefit, which are based on your Contract Value. If you are required to take annuity payments because you have reached the Annuity Commencement Date, you have the option of electing the PAIPO. If the Contract Value is reduced to zero and you have a remaining Protected Income Base, you will receive the PAIPO.
Contractowners may decide to choose the PAIPO over i4LIFE® Advantage Select Guaranteed Income Benefit if they feel this may provide a higher final payment over time and they place more importance on this payment over access to the Account Value. Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Protected Annual Income amount for your life or the life of you and your spouse for the joint life option.
If you are receiving the PAIPO, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. If the Account Value Death Benefit option was in effect immediately prior to electing the PAIPO, the Beneficiary will not be eligible to receive the final payment(s). The final payment is a one-time lump-sum payment and will be equal to the Contract Value on the effective date of the rider increased for Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Protected Annual Income amount and payments under the PAIPO will reduce the final payment dollar for dollar.
Death Prior to the Annuity Commencement Date. Lincoln Market Select® Advantage has no provision for a payout of the Protected Income Base or Enhancement Base upon death of the Contractowner or Annuitant and provides no increase in the Death Benefit value over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of Lincoln Market Select® Advantage does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts – Death Benefit.
Upon the death of the single life, this rider will end and no further Protected Annual Income amounts are available (even if there was a Protected Income Base in effect at the time of the death). Upon the first death under the joint life option, withdrawals up to the Protected Annual Income amount continue to be available for the life of the surviving spouse. The Enhancement and Account Value Step-up will continue, if applicable, as discussed above. Upon the death of the surviving spouse, Lincoln Market Select® Advantage will end and no further Protected Annual Income amounts are available (even if there was a Protected Income Base in effect at the time of the death).
Termination. After the fifth Benefit Year anniversary, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements. Lincoln Market Select® Advantage will automatically terminate:
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on the Annuity Commencement Date (except payments under the Protected Annual Income Payout Option will continue if applicable);
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upon death under the single life option or the death of the Secondary Life under the joint life option;
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when the Protected Income Base or Contract Value is reduced to zero due to an Excess Withdrawal;
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if the Contractowner or Annuitant is changed (except if the surviving Secondary Life assumes ownership of the Contract upon death of the Contractowner) including any sale or assignment of the Contract or any pledge of the Contract as collateral;
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on the date the Contractowner is changed pursuant to an enforceable divorce agreement or decree; or
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upon surrender or termination of the underlying annuity contract;

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on the final day of the Contractowner's eligibility to elect the applicable version of i4LIFE® Advantage Guaranteed Income Benefit or the Protected Annual Income Payout Option. (This provision is only applicable to riders elected prior to August 20, 2018.)
The termination will not result in any increase in Contract Value equal to the Protected Income Base or Enhancement Base. Upon effective termination of this rider, the benefit and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.
i4LIFE® Advantage Guaranteed Income Benefit option. Contractowners who elect Lincoln Market Select® Advantage may decide to later transition to i4LIFE® Advantage Guaranteed Income Benefit. This transition must be made prior to the maximum age limit and prior to the Annuity Commencement Date. You cannot have both i4LIFE® Advantage and another Living Benefit Rider in effect on your Contract at the same time. See i4LIFE® Advantage Guaranteed Income Benefit Transitions for a discussion of this transition.
i4LIFE® Advantage
i4LIFE® Advantage (the Variable Annuity Payout Option Rider in your Contract) is an optional Annuity Payout rider you may purchase at an additional cost and is separate and distinct from other Annuity Payout options offered under your Contract and described later in this prospectus. See Charges and Other Deductions – i4LIFE® Advantage Charge.
i4LIFE® Advantage provides variable, periodic Regular Income Payments for life subject to certain conditions. The optional Guaranteed Income Benefit, if available, provides a minimum payout floor for those Regular Income Payments. These payments are made during two time periods; an Access Period and a Lifetime Income Period, which are discussed in further detail below. i4LIFE® Advantage is different from other Annuity Payout options provided by Lincoln because with i4LIFE® Advantage, you have the ability to make additional withdrawals or surrender the Contract during the Access Period. The Guaranteed Income Benefit is described in further detail below.
When you elect i4LIFE® Advantage, you must choose the Annuitant and Secondary Life (if applicable). The Annuitant and Secondary Life may not be changed after i4LIFE® Advantage is elected. For qualified contracts, the Secondary Life must be the spouse. See i4LIFE® Advantage Death Benefits regarding the impact of a change to the Annuitant prior to the i4LIFE® Advantage election.
If i4LIFE® Advantage is selected, the applicable transfer provisions among Subaccounts will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date. However, once i4LIFE® Advantage begins, any automatic withdrawal service will terminate. See The Contracts – Transfers on or Before the Annuity Commencement Date.
Additional Purchase Payments may be made during the Access Period for an IRA annuity contract. Additional Purchase Payments will not be accepted after the Periodic Income Commencement Date for a nonqualified annuity contract.
Availability. i4LIFE® Advantage is available for contracts with a Contract Value of at least $50,000 and may be elected after the effective date of the Contract and before any other Annuity Payout option under this Contract is elected by sending a completed i4LIFE® Advantage election form to our Servicing Office. Additionally, if you previously elected Lincoln Market Select® Advantage, you may transition to i4LIFE® Advantage Select Guaranteed Income Benefit. See i4LIFE® Advantage Guaranteed Income Benefit Transitions below. If you intend to use the Protected Income Base from your Lincoln Market Select® Advantage rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income Benefit at the time you elect i4LIFE® Advantage.
i4LIFE® Advantage is available on nonqualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability in the SEP market). i4LIFE® Advantage for IRA contracts is only available if the Annuitant and Secondary Life, if applicable, are age 59½ or older at the time the rider is elected. i4LIFE® Advantage must be elected by age 80 on IRA contracts or age 95 on nonqualified contracts. i4LIFE® Advantage is not available to beneficiaries of IRA contracts. Guaranteed Income Benefit is currently unavailable. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions.
Access Period. The Access Period begins on the Periodic Income Commencement Date and is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a Death Benefit. During this period, you may surrender the Contract and make withdrawals from your Account Value (defined below). The Lifetime Income Period begins immediately at the end of the Access Period and the remaining Account Value is used to make Regular Income Payments for the rest of your life (or the Secondary Life if applicable). During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a Death Benefit. If your Account Value is reduced to zero because of Regular Income Payments or market loss, your Access Period ends.
The minimum and maximum Access Periods are established at the time you elect i4LIFE®. The current Access Period requirements are outlined in the following chart:
	Minimum Access Period	Maximum Access Period
i4LIFE® Advantage (without a Guaranteed Income Benefit)	10 years	The length of time between your age and age 115 for nonqualified contracts; age 100 for qualified contracts

	Minimum Access Period	Maximum Access Period
Select Guaranteed Income Benefit	Longer of 20 years or the difference between your age (nearest birthday) and age 90	To age 115 for nonqualified contracts; to age 100 for qualified contracts

The minimum Access Period requirements may vary if you transition to i4LIFE® Advantage Guaranteed Income Benefit from another rider. See i4LIFE® Advantage Guaranteed Income Benefit Transitions below.
Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, you may extend or shorten the length of the Access Period subject to Servicing Office approval. Additional restrictions may apply if you are under age 59½ when you request a change to the Access Period. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue Regular Income Payments for your life. Currently, changes to the Access Period can only be made on Periodic Income Commencement Date anniversaries.
Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE® Advantage contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions. If we lower the Access Period to comply with IRC provisions, there is no impact to the Guaranteed Income Benefit.
Account Value. The initial Account Value is the Contract Value on the Valuation Date i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value on a Valuation Date will equal the total value of all of the Contractowner's Accumulation Units and will be reduced by Regular Income Payments made as well as any withdrawals taken. You will have access to your Account Value during the Access Period. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life (and the Secondary Life under the joint life option) and the Account Value will be reduced to zero.
Regular Income Payments during the Access Period. i4LIFE® Advantage provides for variable, periodic Regular Income Payments for as long as an Annuitant (or Secondary Life, if applicable) is living.
When you elect i4LIFE® Advantage, you will make several choices that will impact the amount of your Regular Income Payments:
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single or joint life option;
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the date you will receive the initial Regular Income Payment;
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the frequency of the payments (monthly, quarterly, semi-annually or annually);
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the frequency the payment is recalculated;
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the assumed investment return (AIR); and
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the date the Access Period ends and the Lifetime Income Period begins.
Some of the choices will not be available if you elect the Guaranteed Income Benefit.
If you do not choose a payment frequency, the default is a monthly payment frequency. You may also elect to have Regular Income Payments from nonqualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income Payments between recalculation dates. Qualified contracts are only recalculated once per year, on December 31st (if not a Valuation Date, then on the first Valuation Date of the calendar year). For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments if Guaranteed Income Benefit is elected.
AIR rates of 3% or 4% may be available for Regular Income Payments under i4LIFE® Advantage. The higher the AIR you choose, the higher your initial Regular Income Payment will be and the higher the return must be to increase subsequent Regular Income Payments.
A 4% AIR will be used to calculate the Regular Income Payments under Select Guaranteed Income Benefit.
The AIR used to calculate the Regular Income Payments if transitioning from a Prior Rider may be different. See i4LIFE® Advantage Transitions below.
Regular Income Payments must begin within one year of the date you elect i4LIFE® Advantage and will continue until the death of the Annuitant or Secondary Life, if applicable, or surrender.
For information regarding income tax consequences of Regular Income Payments, see Federal Tax Matters.
The initial Regular Income Payment is calculated from the Account Value on a date no more than 14 days prior to the date you select to begin receiving Regular Income Payments. This calculation date is called the Periodic Income Commencement Date, and is the same date the Access Period begins. The amount of the initial Regular Income Payment is determined by dividing the Contract Value, less applicable premium taxes by 1,000 and multiplying the result by an annuity factor. The annuity factor is based upon:
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the age of the Annuitant and Secondary Life, if applicable;
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the length of the Access Period selected;
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the frequency of the payments;
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the AIR selected; and
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the Individual Annuity Mortality table.
The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a Death Benefit will be paid to your Beneficiary upon your death. These benefits during the Access Period result in a slightly lower Regular Income Payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum Death Benefit was payable. (The Contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 10 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the Lifetime Income Period, with no further access or Death Benefit.
The amount of your Regular Income Payment will be impacted by the length of the Access Period you have chosen. For example, if a 70-year old male makes a $100,000 initial Purchase Payment, elects monthly payments, a 4% AIR, and a 20-year Access Period, the initial Regular Income Payment will be $502.46 per month ($6,029.60 annually). Using the same assumptions, but with a 30-year Access Period, the initial Regular Income Payment will be $447.09 per month ($5,365.10 annually).
The Account Value will vary with the actual net investment return of the Subaccounts selected, which then determines the subsequent Regular Income Payments during the Access Period. Each subsequent Regular Income Payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable Valuation Date by 1,000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the AIR to determine subsequent Regular Income Payments. If the actual net investment return (annualized) for the Contract exceeds the AIR, the Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the Contract is less than the AIR, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the AIR, the Regular Income Payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the AIR, the Regular Income Payment will decrease by approximately 3%.
Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income Payments will be recalculated and could be increased or reduced, based on the Account Value following the withdrawal.
For a joint life option, if either the Annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse’s death.
For nonqualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent Regular Income Payment and Regular Income Payments will continue until the Account Value is fully paid out and the Access Period ends. For qualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, i4LIFE® Advantage (and any Guaranteed Income Benefit) will terminate.
Regular Income Payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the Annuitant or Secondary Life is living. Your earlier elections regarding the frequency of Regular Income Payments, AIR and the frequency of the recalculation do not change. The initial Regular Income Payment during the Lifetime Income Period is determined by dividing the Account Value on the last Valuation Date of the Access Period by 1,000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
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the age of the Annuitant and Secondary Life (if living);
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the frequency of the Regular Income Payments;
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the AIR selected; and
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the Individual Annuity Mortality table.
The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income Payments, the Contract is credited with a fixed number of Annuity Units equal to the initial Regular Income Payment (during the Lifetime Income Period) divided by the Annuity Unit value (by Subaccount). Subsequent Regular Income Payments are determined by multiplying the number of

Annuity Units per Subaccount by the Annuity Unit value. Your Regular Income Payments will vary based on the value of your Annuity Units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln New York's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your Regular Income Payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the Annuity Units.
Regular Income Payments will continue for as long as the Annuitant or Secondary Life, if applicable, is living, and will continue to be adjusted for investment performance of the Subaccounts your Annuity Units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.
During the Lifetime Income Period, there is no longer an Account Value; therefore, no withdrawals are available and no Death Benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.
Guaranteed Income Benefit
The Guaranteed Income Benefit is an optional benefit that provides that your Regular Income Payments will never be less than a minimum payout floor, regardless of the actual investment performance of your Contract. If you have elected Lincoln Market Select® Advantage, you are guaranteed the right to transition to i4LIFE® Advantage Select Guaranteed Income Benefit even if it is no longer available for purchase.
If you purchase i4LIFE® Advantage Guaranteed Income Benefit, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your Contract. See The Contracts – Investment Requirements for more information. You will be subject to those Investment Requirements for the entire time you own the rider. Failure to comply with the Investment Requirements will result in the termination of the rider.
We may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit Riders. However, certain Living Benefit Riders may guarantee a Contractowner the right to transition from that Prior Rider to a version of i4LIFE® Advantage Guaranteed Income Benefit that may no longer be offered. The transition rules are set forth below.
The total annual Guaranteed Income Benefit that would otherwise be payable may be subject to a maximum amount. Please refer to your Contract or contact your registered representative for more information.
Guaranteed Income Benefit Amount. For Guaranteed Income Benefit (Managed Risk) and Guaranteed Income Benefit (version 4), the Guaranteed Income Benefit will be based on the greater of A and B:
A.
the Account Value immediately prior to electing Guaranteed Income Benefit; or
B.
the Protected Income Base under the Prior Rider reduced by all Protected Annual Income payments since the last Account Value Step-up (or inception date if no step-ups have occurred).
The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of the above, based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected or, if transitioning from a Prior Rider, the date of the first Regular Income Payment.
The following is an example of how the Protected Income Base from another Living Benefit Rider may be used to calculate the i4LIFE® Advantage Guaranteed Income Benefit. The example assumes that a 4.5% Guaranteed Income Benefit percentage is used to calculate the initial Guaranteed Income Benefit.
Account Value (equals Contract Value on date i4LIFE® Advantage Guaranteed Income Benefit is elected)	$100,000
Protected Income Base on date i4LIFE® Advantage Guaranteed Income Benefit is elected:	$140,000
Initial Regular Income Payment	$5,411
Initial Guaranteed Income Benefit (4.5% x $140,000 Protected Income Base which is greater than $100,000 Account Value)	$6,300
Guaranteed Income Benefit Percentages and Age-Bands. The specific percentages and applicable age-bands for calculating the initial Guaranteed Income Benefit are discussed below.
The initial Guaranteed Income Benefit percentages applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentages may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This percentage structure is intended to help us provide the guarantees under the rider. The initial Guaranteed Income Benefit percentages for new rider elections may be higher or lower than prior percentages, but for existing Contractowners that have elected the rider, your Guaranteed Income Benefit percentages will not change as a result.

Select Guaranteed Income Benefit. The initial Guaranteed Income Benefit percentages applicable to new rider elections, if available, including transitions from a Prior Rider, are set forth in a supplement to this prospectus, called a Rate Sheet. Select Guaranteed Income Benefit is only available for purchase if you are guaranteed the right to elect a prior version under a Prior Rider. The Rate Sheet indicates the Guaranteed Income Benefit percentage, its effective period, and the date by which your application must be signed and dated for a Contract to be issued with that percentage. The percentages may change periodically and may be higher or lower than the percentages on the previous Rate Sheet.
The Guaranteed Income Benefit percentages in the Rate Sheet can be superseded. The effective date of a subsequent Rate Sheet will be at least 10 days after it is filed. The Guaranteed Income Benefit percentages in any subsequent Rate Sheet may be higher or lower than the percentages on the previous Rate Sheet. Your application or rider election form must be sent to us, and must be signed and dated on after the effective date of the Rate Sheet in order to get the percentage indicated in a Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.lfg.com/VAprospectus or by calling us at 1-888-868-2583.
Guaranteed Income Benefit General Provisions
If the amount of your i4LIFE® Advantage Regular Income Payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE® Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the market performance in your Contract is sufficient to provide Regular Income Payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your Regular Income Payment. If your Regular Income Payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the Guaranteed Income Benefit (in other words, Guaranteed Income Benefit payments reduce the Account Value by the entire amount of the Guaranteed Income Benefit payment). This payment will be made from the variable Subaccounts proportionately, according to your investment allocations.
If your Account Value reaches zero as a result of payments to provide the Guaranteed Income Benefit, we will continue to pay you an amount equal to the Guaranteed Income Benefit. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your Death Benefit. If your Account Value equals zero, no Death Benefit will be paid. See i4LIFE® Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the Annuitant (or the Secondary Life, if applicable) is living.
The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE® Account Value:
i4LIFE® Account Value before market decline	$135,000
i4LIFE® Account Value after market decline	$100,000
Monthly Guaranteed Income Benefit	$810
Monthly Regular Income Payment after market decline	$769
Account Value after market decline and Guaranteed Income Benefit payment	$99,190
The Contractowner receives an amount equal to the Guaranteed Income Benefit. The entire amount of the Guaranteed Income Benefit is deducted from the Account Value.
Guaranteed Income Benefit Step-ups
Select Guaranteed Income Benefit. The Guaranteed Income Benefit will automatically step up every year to 65% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For nonqualified contracts, the step-up will occur annually on the first Valuation Date on or after each Periodic Income Commencement Date anniversary starting on the first Periodic Income Commencement Date anniversary. For qualified contracts, the step-up will occur annually on the first Valuation Date of the first periodic income payment of each calendar year.
The following example illustrates how the initial Guaranteed Income Benefit is calculated for a Contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The example assumes 4% was used to calculate the Guaranteed Income Benefit, and that the Account Value has increased due to positive investment returns resulting in a higher recalculated Regular Income Payment. See Living Benefit Riders – i4LIFE® Advantage – Regular Income Payments during the Access Period for a discussion of recalculation of the Regular Income Payment.

8/1/2025 Amount of initial Regular Income Payment	$4,801
8/1/2025 Account Value at election of Guaranteed Income Benefit	$100,000
8/1/2025 Initial Guaranteed Income Benefit (4% x $100,000 Account Value)	$4,000
8/1/2026 Recalculated Regular Income Payment	$7,000
8/1/2026 Guaranteed Income Benefit after step-up (65% of $7,000)	$4,550
The Guaranteed Income Benefit was increased to 65% of the recalculated Regular Income Payment.
i4LIFE® Advantage Guaranteed Income Benefit Transitions
Certain Living Benefit Riders (“Prior Rider”) allow you to transition to the applicable version of i4LIFE® Advantage Guaranteed Income Benefit.
If your Prior Rider is...	you will transition to…
●Lincoln Market Select® Advantage	Select Guaranteed Income Benefit

The following discussion applies to all of these transitions.
If you have elected one of the Prior Riders listed above, you are guaranteed the right to transition to the applicable version of the Guaranteed Income Benefit even if that version is no longer available for purchase. You are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those in effect at the time you purchased your Prior Rider. The Investment Requirements under your Prior Rider continue to apply after you transition to the Guaranteed Income Benefit. See The Contracts – Investment Requirements for a description of these investment requirements. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of the greater of your Account Value or Protected Income Base or Guaranteed Amount, as applicable, based on your age (or the younger life under a joint life option) at the time of the first Regular Income Payment.
Your decision to transition to the Guaranteed Income Benefit must be made prior to the Annuity Commencement Date, and by the maximum age to elect i4LIFE® Advantage Guaranteed Income Benefit, which is age 95 for nonqualified contracts and age 80 for qualified contracts. Purchasers of Lincoln Market Select® Advantage who have waited until after the fifth Benefit Year anniversary may elect the appropriate version of i4LIFE® Advantage Guaranteed Income Benefit until age 99 for nonqualified contracts and age 85 for qualified contracts.
If you have the single life option under your Prior Rider, you must transition to the single life option under i4LIFE® Advantage Guaranteed Income Benefit; joint life option must transition to the joint life option. The minimum Access Period requirements are specifically listed in the chart below.
While i4LIFE® Advantage Guaranteed Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.
The minimum Access Period requirements are set forth below:
Minimum Access Period
	Elections of i4LIFE® Advantage prior to the 5th Benefit Year anniversary	Elections of i4LIFE® Advantage on and after the 5th Benefit Year anniversary
Purchasers of: ●Lincoln Market Select® Advantage	Longer of 20 years or the difference between your age and age 85

A 4% AIR will be used to calculate the Regular Income Payments for transitions to all versions of i4LIFE® Advantage Guaranteed Income Benefit.
When deciding whether to transition from your Prior Rider to i4LIFE® Advantage Guaranteed Income Benefit, you should consider that depending on your age (and the age of your Secondary Life under the joint life option) and the selected length of the Access Period, i4LIFE® Advantage may provide a higher payout than the Protected Annual Income amounts from your Prior Rider. You should consider electing i4LIFE® Advantage when you are ready to immediately start receiving i4LIFE® Advantage payments, whereas with your Prior Rider, you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE® Advantage rider are treated as “amounts received as an annuity” under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an “exclusion ratio” as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income rates), and the remainder is treated as a nontaxable return of Purchase Payments. In contrast, withdrawals under your Prior Rider are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the Contract (which is the measure of the extent to which the Contract Value exceeds Purchase Payments), and then as a nontaxable return of Purchase Payments.
i4LIFE® Advantage Death Benefits
When you elect i4LIFE® Advantage, the Death Benefit option that you previously elected will become the Death Benefit election under i4LIFE® Advantage, unless you elect a less expensive Death Benefit option. Existing Contractowners with the Account Value Death Benefit, who elect i4LIFE® Advantage must choose the i4LIFE® Advantage Account Value Death Benefit. The amount paid under the new Death Benefit may be less than the amount that would have been paid under the Death Benefit provided before i4LIFE® Advantage began (if premium taxes have been deducted from the Contract Value).
i4LIFE® Advantage Account Value Death Benefit. The i4LIFE® Advantage Account Value Death Benefit is only available during the Access Period and is equal to the Account Value as of the Valuation Date on which we approve the payment of the death claim. You may not change this Death Benefit once it is elected.
i4LIFE® Advantage Guarantee of Principal Death Benefit. The i4LIFE® Advantage Guarantee of Principal Death Benefit is only available during the Access Period and is equal to the greater of:
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the Account Value as of the Valuation Date we approve the payment of the claim; or
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the sum of all Purchase Payments, less the sum of Regular Income Payments and other withdrawals where:
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Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefit and withdrawals under a Prior Rider that are not Excess Withdrawals, reduce the Death Benefit by the dollar amount of the payment; and
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all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.
References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE® Advantage if your Contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election. Withdrawals that were not treated as Excess Withdrawals under a Prior Rider will reduce the Death Benefit by the dollar amount of the withdrawal.
In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Contract Value or Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals(Premium Based Charges and surrender charges for example) and premium taxes, if any.
The following example demonstrates the impact of a proportionate withdrawal on your Death Benefit:
i4LIFE® Advantage Guarantee of Principal Death Benefit	$200,000
Regular Income Payment	$25,000
Account Value at the time of additional withdrawal	$150,000
Additional withdrawal	$15,000	($15,000/$150,000=10% withdrawal)

Death Benefit Value after Regular Income Payment = $200,000 - $25,000 = $175,000
Reduction in Death Benefit value for withdrawal = $175,000 x 10% = $17,500
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500
The Regular Income Payment reduced the Death Benefit by $25,000 and the additional withdrawal caused a 10% reduction in the Death Benefit, the same percentage that the withdrawal reduced the Account Value.
During the Access Period, contracts with the i4LIFE® Advantage Guarantee of Principal Death Benefit may elect to change to the i4LIFE® Advantage Account Value Death Benefit by contacting us in writing at our Servicing Office. This change will be effective on the Valuation Date we receive the request, at our Servicing Office, and we will begin deducting the lower i4LIFE® Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE® Advantage Guarantee of Principal Death Benefit.
i4LIFE® Advantage EGMDB. The i4LIFE® Advantage EGMDB is only available during the Access Period and is the greatest of:
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the Account Value as of the Valuation Date on which we approve the payment of the claim; or
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the sum of all Purchase Payments, less the sum of Regular Income Payments and other withdrawals where:
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Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefit and withdrawals under a Prior Rider that are not Excess Withdrawals, reduce the Death Benefit by the dollar amount of the payment; and

●
all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.
References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE® Advantage if your Contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election; or
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the highest Account Value or Contract Value on any contract anniversary date (including the inception date of the Contract) after the EGMDB is effective prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or Contract Value is increased by Purchase Payments and and is decreased by Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefit and all other withdrawals subsequent to the anniversary date on which the highest Account Value or Contract Value is obtained. Regular Income Payments, including Guaranteed Income Benefit payments, and withdrawals are deducted in the same proportion that Regular Income Payments, Guaranteed Income Benefit payments, and withdrawals reduce the Contract Value or Account Value.
When determining the highest anniversary value, if you elected the EGMDB in the base contract and this Death Benefit was in effect when you purchased i4LIFE® Advantage, we will look at the Contract Value before i4LIFE® Advantage and the Account Value after the i4LIFE® Advantage election to determine the highest anniversary value. We will look at such values on the contract annual anniversary date.
In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals (Premium Based Charges and surrender charges for example) and premium taxes, if any.
Contracts with the i4LIFE® Advantage EGMDB may elect to change to the i4LIFE® Advantage Guarantee of Principal or the i4LIFE® Advantage Account Value Death Benefit by contacting us in writing at the Servicing Office. This change will be effective on the Valuation Date we receive the request, at our Servicing Office, and we will begin deducting the lower i4LIFE® Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE® Advantage EGMDB.
General Death Benefit Provisions. These Death Benefit options are only available during the Access Period and will terminate when the Account Value equals zero, because the Access Period terminates.
If there is a change in the Contractowner, joint owner or Annuitant during the life of the Contract, for any reason other than death, the only Death Benefit payable for the new person will be the i4LIFE® Advantage Account Value Death Benefit. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse’s death.
For nonqualified contracts, upon the death of the Contractowner, joint owner or Annuitant, the Contractowner (or Beneficiary) may elect to terminate the Contract and receive full payment of the Death Benefit or may elect to continue the Contract and receive Regular Income Payments. Upon the death of the Secondary Life, who is not also an owner, only the surrender value is paid.
If you are the owner of an IRA annuity contract, and there is no Secondary Life, and you die during the Access Period, the i4LIFE® Advantage will terminate. A spouse Beneficiary may start a new i4LIFE® Advantage program.
If a death occurs during the Access Period, the value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:
1.
an original certified death certificate or any other proof of death satisfactory to us; and
2.
written authorization for payment; and
3.
all required claim forms, fully completed (including selection of a settlement option).
Notwithstanding any provision of this Contract to the contrary, the payment of Death Benefits provided under this Contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death Benefits may be taxable. See Federal Tax Matters.
Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved by us. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable. The excess, if any, of the Death Benefit over the Account Value will be credited into the Contract at that time.
If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

i4LIFE® Advantage General Provisions
Withdrawals. You may request a withdrawal at any time during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments and Guaranteed Income Benefit payments, if applicable, will be recalculated. The Guaranteed Income Benefit is reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. Withdrawals are subject to any applicable Premium Based Charges and/or surrender charges. See Charges and Other Deductions.
The following example demonstrates the impact of a withdrawal on the Guaranteed Income Benefit payments:
i4LIFE® Regular Income Payment before additional withdrawal	$1,200
Guaranteed Income Benefit before additional withdrawal	$900
Account Value at time of additional withdrawal	$150,000
Additional withdrawal	$15,000	(a 10% withdrawal)

Reduction in Guaranteed Income Benefit for additional withdrawal = $900 x 10% = $90
Guaranteed Income Benefit after additional withdrawal = $900 - $90 = $810
Surrender. At any time during the Access Period, you may surrender the Contract by withdrawing the surrender value. If the Contract is surrendered, the Contract terminates and no further Regular Income Payments will be made. Withdrawals are subject to any applicable Premium Based Charges and/or surrender charges. See Charges and Other Deductions.
Termination. You may terminate i4LIFE® Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next Valuation Date after we receive the notice.
For IRA annuity contracts, upon termination, the i4LIFE® Advantage charge will end and your base contract expense will resume. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE® Advantage.
For nonqualified contracts, your i4LIFE® Advantage Death Benefit will terminate, and the Account Value Death Benefit will be in effect. The i4LIFE® Advantage charge will end, and the charge for the Account Value Death Benefit will begin. All earnings in the Contract will be subject to income taxation in the year of the termination. A termination will be treated as a surrender for income tax purposes. If you choose to keep your underlying contract in force, this transaction will be treated as a repurchase for purposes of calculating future income taxes. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE® Advantage.
i4LIFE® Advantage will terminate due to any of the following events:
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the death of the Annuitant (or the later of the death of the Annuitant or Secondary Life if a joint payout was elected); or
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a Contractowner requested a decrease in the Access Period or a change to the Regular Income Payment frequency; or
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upon written notice from the Contractowner to us; or
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assignment of the Contract; or
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failure to comply with Investment Requirements.
A termination of i4LIFE® Advantage Guaranteed Income Benefit due to a decrease in the Access Period, a change in the Regular Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement Date anniversary. Termination will be only for the i4LIFE® Advantage Guaranteed Income Benefit and not the i4LIFE® Advantage election, unless otherwise specified. However, if you used the greater of the Account Value, Protected Income Base, or Guaranteed Amount under a previously held Living Benefit Rider to establish the Guaranteed Income Benefit, any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE® Advantage election. If you terminate the i4LIFE® Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE® Advantage Regular Income Payment will be recalculated. The i4LIFE® Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.
Annuity Payouts
When your Contract is issued, you may select any Annuity Commencement Date that is prior to the Annuitant’s 90th birthday. Your broker-dealer may recommend that you annuitize at an earlier age. Contractowners with any version of Lincoln Market Select® Advantage may elect to annuitize their Protected Income Base under the Protected Annual Income Payout Option.
The Contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The Contract provides that all or part of the Contract Value may be used to purchase an Annuity Payout option. The minimum rates used to purchase any of the annuity options discussed below are shown in the Contract.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any Subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.
Annuity Options
The annuity options outlined below do not apply to Contractowners who have elected i4LIFE® Advantage or any version of i4LIFE® Advantage Guaranteed Income Benefit, the Guaranteed Amount Annuity Payment Option or the Protected Annual Income Payout Option.
Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on. The Annuitant must be under age 81 to elect this option.
Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.
Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.
Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.
Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.
Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the Annuitant and a joint Annuitant. When one of the joint Annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the Annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.
Life Annuity with Unit Refund. This option offers a periodic payout during the lifetime of the Annuitant with the guarantee that upon death a payout will be made of the value of the number of Annuity Units (see Variable Annuity Payouts) equal to the excess, if any, of:
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the total amount applied under this option divided by the Annuity Unit value for the date payouts begin, minus
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the Annuity Units represented by each payout to the Annuitant multiplied by the number of payouts paid before death.
The value of the number of Annuity Units is computed on the date the death claim is approved for payment by the Servicing Office.
Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the Annuitant with the guarantee that upon death, should (a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.
Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an Annuity Payout option as a method of paying the Death Benefit to a Beneficiary. If you do, the Beneficiary cannot change this payout option. You may change or revoke in writing to our Servicing Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an Annuity Payout option, the Beneficiary may choose any Annuity Payout option. At death, options are only available to the extent they are consistent with the requirements of the Contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.
General Information
Any previously selected Death Benefit in effect before the Annuity Commencement Date will no longer be available on and after the Annuity Commencement Date. You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among Subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Servicing Office. You must give us at least 30 days’ notice before the date on which you want payouts to begin. Annuity Payouts may not commence within twelve months after the effective date of the Contract. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the Contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the Annuitant’s death (or surviving Annuitant’s death in case of joint life Annuity) will be paid to you or your Beneficiary as payouts become due after we are in receipt of:
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An original certified death certificate or other proof of death satisfactory to us;
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written authorization for payment; and
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all claim forms, fully completed.
Variable Annuity Payouts
Variable Annuity Payouts will be determined using:
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the Contract Value on the Annuity Commencement Date, less applicable premium taxes;
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the annuity tables contained in the Contract;
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the annuity option selected; and
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the investment performance of the fund(s) selected.
To determine the amount of payouts, we make this calculation:
1.
Determine the dollar amount of the first periodic payout; then
2.
Credit the Contract with a fixed number of Annuity Units equal to the first periodic payout divided by the Annuity Unit value; and
3.
Calculate the value of the Annuity Units each period thereafter.
Annuity Payouts assume an investment return of 3%, 4%, or 5% per year, as applied to the applicable mortality table. The AIR of 5% is no longer available for new elections of i4LIFE® Advantage. You may choose your assumed interest rate at the time you elect a variable Annuity Payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual net investment rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.
Small Contract Surrenders
We may surrender your Contract, in accordance with New York law if:
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your Contract Value drops below certain state specified minimum amounts ($2,000 or less) for any reason, including if your Contract Value decreases due to the performance of the Subaccounts you selected;
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no Purchase Payments have been received for three (3) full, consecutive Contract Years; and
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the annuity benefit at the Annuity Commencement Date would be less than $20.00 per month.
At least 60 days before we surrender your Contract, we will send you a letter at your last address we have on file, to inform you that your Contract will be surrendered. You will have the opportunity to make additional Purchase Payments to bring your Contract Value above the minimum level to avoid surrender. If we surrender your Contract, we will not assess any surrender charge. We will not surrender your Contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders.
Delay of Payments
Contract proceeds from the VAA will be paid within seven days, except:
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when the NYSE is closed (other than weekends and holidays);
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times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
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when the SEC so orders to protect Contractowners.
If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or Death Benefit from the money market subaccount until the fund is liquidated.
Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a Contractowner's account to government regulators.

Reinvestment Privilege
You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.
This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Servicing Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a Contract covered by this prospectus. Lincoln reserves the right to not reinstate certain riders that were in effect prior to the surrender/withdrawal. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of Accumulation Units which will be credited when the proceeds are reinvested will be based on the value of the Accumulation Unit(s) on the next Valuation Date. This computation will occur following receipt of the proceeds and request for reinvestment at the Servicing Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.
Amendment of Contract
We reserve the right to amend the Contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state’s insurance department (if required).
Distribution of the Contracts
Lincoln Financial Distributors, Inc. (“LFD”) serves as Principal Underwriter of this Contract. LFD is affiliated with Lincoln New York and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA (Financial Industry Regulatory Authority). While this Contract is only sold by a limited number of broker-dealers, we do make payments to other broker-dealers for the sale of other contracts. The Principal Underwriter has entered into selling agreements with broker-dealers that are unaffiliated with us (“Selling Firms”). While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The Principal Underwriter may also offer “non-cash compensation”, as defined under FINRA’s rules, which includes among other things, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses. You should ask your registered representative how the broker-dealer will be compensated for the sale of the Contract to you, or for any alternative proposal that may have been presented to you. You should take such compensation into account when considering and evaluating any recommendation made to you in connection with the purchase of a Contract. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.
Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission the Principal Underwriter pays to Selling Firms is 5.25% of Purchase Payments. Some Selling Firms may elect to receive a lower commission when a Purchase Payment is made along with an earlier quarterly payment based on Contract Value for so long as the Contract’s Selling Firm remains in effect. Upon annuitization, the maximum commission the Principal Underwriter pays to Selling Firms is 5.25% of annuitized value and/or ongoing annual compensation of up to 0.40% of annuity value or statutory reserves. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.
LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) “preferred product” treatment of the contracts in their marketing programs, which may include marketing services and increased access to registered representatives; (2) sales incentives relating to the contracts; (3) costs associated with sales conferences and educational seminars for their registered representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the Selling Firm offers.
Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.
These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm receives lower levels of or no additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2023 is contained in the SAI.
Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain “wholesalers”, who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Contractowners or the VAA. All compensation is paid from our resources, which include fees and charges imposed on your Contract.
Contractowner Questions
The obligations to purchasers under the contracts are those of Lincoln New York. This prospectus provides a general description of the material features of the Contract. Questions about your Contract should be directed to us at 1-888-868-2583.
Federal Tax Matters
Introduction
The Federal income tax treatment of the Contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your Contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the Contract. As a result, you should always consult a tax advisor about the application of tax rules found in the Internal Revenue Code (“Code”), Treasury Regulations and applicable IRS guidance to your individual situation.
Nonqualified Annuities
This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.
Tax Deferral On Earnings
Under the Code, you are generally not subject to tax on any increase in your Contract Value until you receive a Contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
●
An individual must own the Contract (or the Code must treat the Contract as owned by an individual).
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The investments of the VAA must be “adequately diversified” in accordance with Treasury regulations.
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Your right to choose particular investments for a Contract must be limited.
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The Annuity Commencement Date must not occur near the end of the Annuitant’s life expectancy.
Contracts Not Owned By An Individual
If a Contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the Contract pays tax currently on the excess of the Contract Value over the investment in the Contract. Examples of contracts where the owner pays current tax on the Contract’s earnings, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
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Contracts in which the named owner is a trust or other entity that holds the Contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
●
Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Payout period;
●
Contracts acquired by an estate of a decedent;
●
Certain qualified contracts;
●
Contracts purchased by employers upon the termination of certain qualified plans; and
●
Certain contracts used in connection with structured settlement agreements.
Investments In The VAA Must Be Diversified
For a Contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be “adequately diversified.” Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Contract Value over the investment in the Contract. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the Treasury regulations so that the VAA will be considered “adequately diversified.”
Restrictions
The Code limits your right to choose particular investments for the Contract. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate Contract Values among the Subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the Contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the Code.
Loss Of Interest Deduction
After June 8, 1997, if a Contract is issued to a taxpayer that is not an individual, or if a Contract is held for the benefit of an entity, the entity may lose a portion of its deduction for otherwise deductible interest expenses. However, this rule does not apply to a Contract owned by an entity engaged in a trade or business that covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the Contract. This rule also does not apply to a Contract owned by an entity engaged in a trade or business that covers the joint lives of the 20% Owner or the entity and the Owner’s spouse at the time first covered by the Contract.
Age At Which Annuity Payouts Begin
The Code does not expressly identify a particular age by which Annuity Payouts must begin. However, those rules do require that an annuity contract provide for amortization, through Annuity Payouts, of the Contract’s Purchase Payments and earnings. As long as annuity payments begin or are scheduled to begin on a date on which the Annuitant’s remaining life expectancy is enough to allow for a sufficient Annuity Payout period, the Contract should be treated as an annuity. If the annuity contract is not treated as an annuity, you would be currently taxed on the excess of the Contract Value over the investment in the Contract.
Tax Treatment Of Payments
We make no guarantees regarding the tax treatment of any Contract or of any transaction involving a Contract. However, the rest of this discussion assumes that your Contract will be treated as an annuity under the Code and that any increase in your Contract Value will not be taxed until there is a distribution from your Contract.
Taxation Of Withdrawals And Surrenders
You will pay tax on withdrawals to the extent your Contract Value exceeds your investment in the Contract. This income (and all other income from your Contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). You will pay tax on a surrender to the extent the amount you receive exceeds your investment in the Contract. In certain circumstances, your Purchase Payments and investment in the Contract are reduced by amounts received from your Contract that were not included in income. Surrender and reinstatement of your Contract will generally be taxed as a withdrawal. If your Contract has a Living Benefit Rider, and if the guaranteed amount under that rider immediately before a withdrawal exceeds your Contract Value, the Code may require that you include those additional amounts in your income. Please consult your tax advisor.
Taxation Of Annuity Payouts, including Regular Income Payments
The Code imposes tax on a portion of each Annuity Payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your investment in the Contract. We will notify you annually of the taxable amount of your Annuity Payout. Once you have recovered the total amount of the investment in the Contract, you will pay tax on the full amount of your Annuity Payouts. If Annuity Payouts end because of the Annuitant’s death and before the total amount in the Contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular Income Payments, are taken from i4LIFE® Advantage during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.
Taxation Of Death Benefits
We may distribute amounts from your Contract because of the death of a Contractowner or an Annuitant. The tax treatment of these amounts depends on whether the Contractowner or the Annuitant dies before or after the Annuity Commencement Date.
Death prior to the Annuity Commencement Date:
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If the Beneficiary receives Death Benefits under an Annuity Payout option, they are taxed in the same manner as Annuity Payouts.
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If the Beneficiary does not receive Death Benefits under an Annuity Payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:
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If Death Benefits are received in accordance with the existing Annuity Payout option following the death of a Contractowner who is not the Annuitant, they are excludible from income in the same manner as the Annuity Payout prior to the death of the Contractowner.
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If Death Benefits are received in accordance with the existing Annuity Payout option following the death of the Annuitant (whether or not the Annuitant is also the Contractowner), the Death Benefits are excludible from income if they do not exceed the investment in the Contract not yet distributed from the Contract. All Annuity Payouts in excess of the investment in the Contract not previously received are includible in income.
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If Death Benefits are received in a lump sum, the Code imposes tax on the amount of Death Benefits which exceeds the amount of Purchase Payments not previously received.
Additional Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts
The Code may impose a 10% additional tax on any distribution from your Contract which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or Annuity Payouts that:
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you receive on or after you reach 59½,
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you receive because you became disabled (as defined in the Code),
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you receive from an immediate annuity,
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a Beneficiary receives on or after your death, or
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you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).
Unearned Income Medicare Contribution
Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's “unearned income,” or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. If you take a distribution from your Contract that may be subject to the tax, we will include a Distribution Code “D” in Box 7 of the Form 1099-R issued to report the distribution. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.
Special Rules If You Own More Than One Annuity Contract
In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an Annuity Payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an Annuity Payout that you must include in income and the amount that might be subject to the additional tax described previously.
Loans and Assignments
Except for certain qualified contracts, the Code treats any amount received as a loan under your Contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your Contract Value, as a withdrawal of such amount or portion.
Gifting A Contract
If you transfer ownership of your Contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your Contract’s value, you will pay tax on your Contract Value to the extent it exceeds your investment in the Contract not previously received. The new owner’s investment in the Contract would then be increased to reflect the amount included in income.
Charges for Additional Benefits
Your Contract automatically includes a basic Death Benefit and may include other optional riders. Certain enhancements to the basic Death Benefit may also be available to you. The cost of the basic Death Benefit and any additional benefit are deducted from your Contract. It is possible that the tax law may treat all or a portion of the Death Benefit and other optional protected lifetime income fees, if any, as a contract withdrawal.
Special Considerations for Same-Sex Spouses
In 2013, the U.S. Supreme Court held that same-sex spouses who are married under state law are treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the Contract.

Qualified Retirement Plans
We have designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called “qualified contracts.” We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the Contract with the various types of qualified retirement plans. Persons planning to use the Contract in connection with a qualified retirement plan should obtain advice from a competent tax advisor.
Types of Qualified Contracts and Terms of Contracts
Qualified retirement plans may include the following:
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Individual Retirement Accounts and Annuities (“Traditional IRAs”)
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Roth IRAs
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Traditional IRA that is part of a Simplified Employee Pension Plan (“SEP”)
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SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
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401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
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403(a) plans (qualified annuity plans)
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403(b) plans (public school system and tax-exempt organization annuity plans)
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H.R. 10 or Keogh Plans (self-employed individual plans)
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457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code’s requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan’s terms and conditions, regardless of the contract’s terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.
The Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019
The Setting Every Community Up for Retirement Enhancement (SECURE) Act (the “SECURE Act”) was enacted on December 20, 2019. The SECURE Act made a number of significant changes to the rules that apply to qualified retirement plans and IRA’s, including the following:
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Eliminated the age 70½ limit for making contributions to an IRA. Beginning in 2020, an IRA owner can make contributions to his or her IRA at any age.
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Changed the required minimum distribution rules that apply after the death of a participant or IRA owner.
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Created the “Qualified Birth or Adoption” exception to the 10% additional tax on early distributions.
The Setting Every Community Up for Retirement Enhancement 2.0 (SECURE 2.0)
The Setting Every Community Up for Retirement Enhancement (SECURE 2.0) Act (the “SECURE 2.0 Act”) was enacted on December 29, 2022. The SECURE 2.0 Act made specific changes to retirement plans and IRA’s, including:
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Increased the required beginning date measuring age from age 72 to 73 for any participant or IRA owner who did not attain age 72 prior to January 1, 2023. As a result, required minimum distributions are generally required to begin by April 1 of the year following the year in which the participant or IRA owner reaches age 73.
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Further increased the required beginning date measuring age to 75 by 2033.
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Created exception to the 10% additional tax for distributions for domestic violence and emergencies.
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Added provisions that permit rollover of 529 plan amounts to a Roth IRA for the beneficiary, within certain limits.
Tax Treatment of Qualified Contracts
The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
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Federal tax rules limit the amount of Purchase Payments or contributions that can be made, and the tax deduction or exclusion that may be allowed for the contributions. These limits vary depending on the type of qualified retirement plan and the participant’s specific circumstances (e.g., the participant’s compensation).
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Minimum annual distributions are required under some qualified retirement plans once you reach age 73 or retire, if later as described below.
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Loans are allowed under certain types of qualified retirement plans, but Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan’s duration, the rate of interest, and the manner of repayment. Your Contract or plan may not permit loans.
Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.
Tax Treatment of Payments
The Federal income tax rules generally include distributions from a qualified contract in the participant’s income as ordinary income. These taxable distributions will include contributions that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for contributions to the contract. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.
Required Minimum Distributions
Under most qualified plans, you must begin receiving payments from the Contract in certain minimum amounts by your “required beginning date”. Prior to the SECURE 2.0 Act, the required beginning date was April 1 of the year following the year you attain age 72 or retired. If you did not attain age 72 prior to January 1, 2023, then your required beginning date will be April 1 of the year following the year in which you attain age 73 or retire. If you own a traditional IRA, your required beginning date under prior law was April 1 of the year following the year in which you attained age 72. If you did not attain age 72 prior to January 1, 2023, then your required beginning date will be April 1 of the year following the year in which you attain age 73. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.
Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax is applied to the amount by which a required minimum distribution exceeds the actual distribution from the qualified plan.
Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death Benefit, or other benefit which could provide additional value to your Contract, may require you to take additional distributions. An enhanced Death Benefit is any Death Benefit that has the potential to pay more than the Contract Value or a return of investment in the Contract. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax advisor regarding any tax ramifications.
Additional Tax on Early Distributions from Qualified Retirement Plans
The Code may impose a 10% additional tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the additional tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% additional tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:
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Distribution received on or after the Annuitant reaches 59½,
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Distribution received on or after the Annuitant’s death or because of the Annuitant’s disability (as defined in the Code),
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Distribution received as a series of substantially equal periodic payments based on the Annuitant’s life (or life expectancy),
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Distribution received as reimbursement for certain amounts paid for medical care, or
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Distribution received for a “qualified birth or adoption” event.
These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.
Unearned Income Medicare Contribution
Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This tax affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual’s “unearned income,” or (ii) the dollar amount by which the individual’s modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your Contract are not included in the calculation of unearned income because your Contract is a qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.
Transfers and Direct Rollovers
As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax advisor before you move or attempt to move any funds.
The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual’s IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers.
Direct Conversions and Recharacterizations
The Pension Protection Act of 2006 (PPA) permits direct conversions from certain qualified, retirement, 403(b) or 457(b) plans to Roth IRAs (effective for distributions after 2007). You are also permitted to recharacterize your traditional IRA contribution as a Roth IRA contribution, and to recharacterize your Roth IRA contribution as a traditional IRA contribution. The deadline for the recharacterization is the due date (including extensions) for your individual income tax return for the year in which the contribution was made. Upon recharacterization, you are treated as having made the contribution originally to the second IRA account. The recharacterization does not count toward the one-rollover-per-year limitation described above.
Effective for tax years beginning after December 31, 2017, pursuant to the Tax Cuts and Jobs Act (Pub. L. No. 115-97), recharacterizations are no longer allowed in the case of a conversion from a non-Roth account or annuity to a Roth IRA. This limitation applies to conversions made from pre-tax accounts under an IRA, qualified retirement plan, 403(b) plan, or 457(b) plan. Roth IRA conversions made in 2017 may be recharacterized as a contribution to a traditional IRA if the recharacterization is completed by October 15, 2018.
There are special rules that apply to conversions and recharacterizations, and if they are not followed, you may incur adverse Federal income tax consequences. You should consult your tax advisor before completing a conversion or recharacterization.
Death Benefit and IRAs
Pursuant to Treasury regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit from being provided under the Contract when we issue the Contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain Death Benefit options may not be available for all of our products.
Federal Income Tax Withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless you notify us in writing prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or Annuity Payout is requested, we will give you an explanation of the withholding requirements.
Certain payments from your Contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or (b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.
Our Tax Status
Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.
Changes in the Law
The above discussion is based on the Code, related regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information
Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of Contractowners who have interests in any Subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.
The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.
Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Contractowner provide their voting instructions to us. For funds un-affiliated with Lincoln, even though Contractowners may choose not to provide voting instruction, the shares of a fund to which such Contractowners would have been entitled to provide voting instruction will be voted by us in the same proportion as the voting instruction which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Contractowners would have been entitled to provide voting instruction will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Contractowners eligible to vote, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied proportionately to reduce the number of votes eligible to be cast.
Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the Variable Annuity Account.
Return Privilege
Within the free-look period after you receive the Contract, you may cancel it for any reason by sending us a letter of instruction, indicating your intent to exercise the free-look provision. A Contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the greater of a full refund of the amount you paid with your application or your total Contract Value . No applicable surrender charges or Premium Based Charges will apply. There are no additional Investment Requirements during the free-look period other than as required under an elected optional benefit. A purchaser who participates in the VAA is subject to the risk of a market loss on the Contract Value during the free-look period.
IRA purchasers will receive the greater of Purchase Payments or Contract Value as of the Valuation Date on which we receive the cancellation request.
If you cancel this Contract within the free-look period, we reserve the right not to accept another application for this Contract for a period of six months.
State Regulation
As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York State Department of Financial Services at all times. A full examination of our operations is conducted by that Department at least every five years.
Records and Reports
As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with State Street Bank and Trust Company, c/o WeWork, 1100 Main Street, Suite 400, Kansas City, MO 64105, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semi-annually after the first Contract Year, reports containing information required by that Act or any other applicable law or regulation. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.
A written (or electronic, if elected) confirmation of each transaction will be provided to you on the next Valuation Date, except for the following transactions, which are mailed quarterly:

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deduction of any account fee or protected lifetime income fees;
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any rebalancing event under Investment Requirements or the portfolio rebalancing service;
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any transfer or withdrawal under any applicable additional service: dollar cost averaging, AWS, or the cross-reinvestment service; and
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Regular Income Payments from i4LIFE® Advantage.
Other Information
You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.
Legal Proceedings
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened regulatory or legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.
After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without any material adverse effect on the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company’s operating results for any particular reporting period.
Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.

Appendix A — Funds Available Under The Contract
The following is a list of funds currently available under the Contract. Depending on the optional benefits you choose, you may not be able to invest in certain funds. Current performance of the Subaccounts can be found at www.lfg.com/VAprospectus. More information about the funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.lfg.com/VAprospectus. You can also request this information and current fund performance at no cost by calling 1-888-868-2583 or by sending an email request to CustServSupportTeam@lfg.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Long-term growth of capital.	AB VPS Discovery Value Portfolio - Class B advised by AllianceBernstein L.P.	1.06%	16.86%	10.51%	7.29%
Long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio - Class B advised by AllianceBernstein L.P.	1.17%[2]	15.70%	13.27%	9.33%
Long-term growth of capital.	American Funds Global Growth Fund - Class 4	0.91%[2]	22.29%	13.36%	9.30%
Long-term capital growth.	American Funds Global Small Capitalization Fund - Class 4	1.16%[2]	15.79%	8.03%	5.51%
Growth of capital.	American Funds Growth Fund - Class 2	0.59%	38.49%	18.68%	14.36%
Growth of capital.	American Funds Growth Fund - Class 4	0.84%	38.13%	18.38%	14.07%
Long-term growth of capital and income.	American Funds Growth-Income Fund - Class 4	0.78%	25.82%	13.08%	10.63%
Long-term growth of capital.	American Funds International Fund - Class 4	1.03%	15.56%	4.58%	3.15%
Long-term growth of capital.	ClearBridge Variable Mid Cap Portfolio - Class II advised by Legg Mason Partners Fund Advisor, LLC	1.08%	12.62%	10.46%	6.83%
Capital Appreciation. A fund of funds.	DWS Alternative Asset Allocation VIP Portfolio - Class B advised by DWS Investment Management Americas, Inc.	1.21%	5.67%	5.70%	2.63%
Income and capital growth consistent with reasonable risk.	Fidelity® VIP Balanced Portfolio - Service Class 2	0.69%	21.29%	12.16%	8.81%
Long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service Class 2	0.81%	33.12%	16.36%	11.33%
To achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service Class 2	0.83%	35.89%	19.34%	14.51%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service Class 2	0.82%	14.80%	12.17%	7.85%
To provide capital appreciation.	First Trust Capital Strength Portfolio – Class I	1.10%[2]	7.75%	N/A	N/A
To provide long-term capital appreciation.	First Trust Growth Strength Portfolio – Class I	1.20%[2]	N/A	N/A	N/A
To provide capital appreciation.	First Trust International Developed Capital Strength Portfolio – Class I	1.20%[2]	16.90%	N/A	N/A
Capital appreciation with income as a secondary objective.	Franklin Allocation VIP Fund - Class 4	0.92%[2]	14.62%	7.44%	4.64%
To maximize income while maintaining prospects for capital appreciation.	Franklin Income VIP Fund - Class 4	0.81%[2]	8.55%	6.88%	4.90%
Capital appreciation; income is a secondary consideration.	Franklin Mutual Shares VIP Fund - Class 4	1.03%	13.31%	7.71%	5.32%
Long-term capital appreciation.	Goldman Sachs VIT Large Cap Value Fund - Service Shares	0.94%[2]	12.71%	11.20%	7.35%
Long-term growth of capital.	Invesco V.I. EQV International Equity Fund - Series II Shares	1.15%	17.86%	8.15%	4.07%
Long-term capital growth.	LVIP AllianceBernstein Large Cap Growth Fund - Service Class advised by Lincoln Financial Investments Corporation	0.88%[2]	45.95%	13.04%	11.39%
Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed- income securities.	LVIP American Century Balanced Fund - Service Class advised by Lincoln Financial Investments Corporation	1.02%[2]	16.12%	8.20%	N/A
Capital growth.	LVIP American Century Capital Appreciation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.94%[2]	20.55%	13.09%	N/A
Capital growth; income is a secondary consideration.	LVIP American Century Disciplined Core Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.96%[2]	8.24%	9.92%	7.92%
Long-term total return using a strategy that seeks to protect against U.S. inflation.	LVIP American Century Inflation Protection Fund - Service Class advised by Lincoln Financial Investments Corporation	0.77%[2]	3.40%	2.65%	1.90%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Capital growth.	LVIP American Century International Fund - Service Class advised by Lincoln Financial Investments Corporation	1.10%[2]	12.43%	8.12%	3.91%
Long-term capital growth, income is secondary objective.	LVIP American Century Mid Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.01%[2]	6.03%	10.90%	8.61%
Long-term capital growth.	LVIP American Century Ultra Fund - Service Class advised by Lincoln Financial Investments Corporation	0.90%[2]	43.27%	19.07%	14.47%
Long-term capital growth; income is a secondary consideration.	LVIP American Century Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.86%[2]	9.02%	11.71%	8.36%
Capital Appreciation.	LVIP Baron Growth Opportunities Fund - Service Class advised by Lincoln Financial Investments Corporation	1.15%[2]	17.81%	13.66%	9.35%
Reasonable income.	LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.91%[2]	9.12%	9.27%	6.16%
High total investment return.	LVIP BlackRock Global Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.98%[2]	13.35%	N/A	N/A
To maximize real return, consistent with preservation of real capital and prudent investment management.	LVIP BlackRock Inflation Protected Bond Fund - Service Class advised by Lincoln Financial Investments Corporation	0.88%	4.81%	2.90%	1.93%
Total return through a combination of current income and long-term capital appreciation.	LVIP BlackRock Real Estate Fund - Service Class advised by Lincoln Financial Investments Corporation	1.07%[2]	12.79%	4.50%	3.59%
Long-term growth of capital in a manner consistent with the preservation of capital.	LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.92%[2]	33.81%	13.53%	9.01%
Capital Appreciation.	LVIP Blended Mid Cap Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.98%[2]	17.46%	9.94%	6.14%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Seeks long-term capital appreciation.	LVIP Channing Small Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.13%	19.65%	N/A	N/A
Long-term capital appreciation. A fund of funds.	LVIP Dimensional International Equity Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	1.01%	16.40%	5.24%	2.03%
Long-term capital appreciation. A fund of funds.	LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.86%[2]	21.64%	12.58%	7.75%
Long-term capital growth.	LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.98%[2]	16.95%	8.71%	4.32%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor Emerging Markets Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.75%[2]	9.76%	2.86%	1.34%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor International Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.66%[2]	18.62%	6.47%	4.13%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor Large Cap Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.61%[2]	17.09%	12.53%	9.79%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor SMID Cap Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.64%[2]	15.25%	11.14%	6.89%
Capital appreciation. A fund of funds.	LVIP Global Aggressive Growth Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.04%[2]	13.80%	5.40%	N/A
A high level of current income with some consideration given to growth of capital. A fund of funds.	LVIP Global Conservative Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.02%[2]	9.45%	3.97%	3.26%
A balance between a high level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP Global Moderate Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.00%[2]	11.56%	4.30%	3.30%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Current income while (i)maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).	LVIP Government Money Market Fund - Service Class advised by Lincoln Financial Investments Corporation	0.64%[2]	4.48%	1.46%	0.87%
A high level of current income; capital appreciation is the secondary objective.	LVIP JPMorgan High Yield Fund - Service Class advised by Lincoln Financial Investments Corporation	0.93%[2]	11.49%	4.69%	3.73%
Capital appreciation with the secondary goal of achieving current income by investing in equity securities.	LVIP JPMorgan Mid Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.99%	N/A	N/A	N/A
Long-term capital appreciation.	LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	1.03%[2]	11.80%	8.97%	5.35%
Capital growth over the long term.	LVIP JPMorgan Small Cap Core Fund - Service Class advised by Lincoln Financial Investments Corporation	1.03%	12.80%	9.12%	6.81%
High total return.	LVIP JPMorgan U.S. Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.94%	26.84%	16.86%	12.15%
Maximum current income (yield) consistent with a prudent investment strategy.	LVIP Macquarie Bond Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.72%	5.57%	1.14%	1.64%
Total return.	LVIP Macquarie Diversified Floating Rate Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.88%[2]	5.31%	2.13%	1.43%
Maximum long-term total return consistent with reasonable risk.	LVIP Macquarie Diversified Income Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.84%[2]	5.94%	1.75%	1.80%
Total return and, as a secondary objective, high current income.	LVIP Macquarie High Yield Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.04%[2]	12.34%	5.19%	3.25%
Maximum total return, consistent with reasonable risk.	LVIP Macquarie Limited-Term Diversified Income Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.83%[2]	4.68%	1.56%	1.36%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
To maximize long-term capital appreciation.	LVIP Macquarie Mid Cap Value Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.78%	10.86%	11.49%	8.24%
Long-term capital appreciation.	LVIP Macquarie SMID Cap Core Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.10%[2]	16.10%	11.91%	8.06%
To maximize long-term capital appreciation.	LVIP Macquarie Social Awareness Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.80%	29.72%	15.45%	10.93%
Long-term capital appreciation.	LVIP Macquarie U.S. Growth Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.02%	47.90%	18.02%	12.22%
Maximum long-term total return, with capital appreciation as a secondary objective.	LVIP Macquarie U.S. REIT Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.13%[2]	12.24%	6.14%	5.94%
Long-term capital appreciation.	LVIP Macquarie Value Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.98%	3.18%	7.78%	7.54%
Long-term capital appreciation.	LVIP MFS International Growth Fund - Service Class advised by Lincoln Financial Investments Corporation	1.05%[2]	14.42%	9.55%	6.31%
Capital Appreciation.	LVIP MFS Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.87%[2]	7.80%	11.10%	8.30%
Current income consistent with the preservation of capital.	LVIP Mondrian Global Income Fund - Service Class advised by Lincoln Financial Investments Corporation	0.90%[2]	3.76%	-1.16%	0.01%
Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.	LVIP Mondrian International Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.00%[2]	19.81%	5.77%	3.19%
To seek a high level of current income consistent with preservation of capital.	LVIP PIMCO Low Duration Bond Fund - Service Class advised by Lincoln Financial Investments Corporation	0.93%[2]	4.61%	1.04%	N/A
To match as closely as practicable, before fees and expenses, the performance of the Bloomberg U.S. Aggregate Index.	LVIP SSGA Bond Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.62%[2]	5.03%	0.52%	1.23%
A high level of current income, with some consideration given to growth of capital. A fund of funds.	LVIP SSGA Conservative Index Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.76%[2]	10.46%	5.02%	3.83%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
To provide investment results that, before fees and expenses, correspond generally to the total return of the MSCI Emerging Markets Index that tracks performance of emerging market equity securities.	LVIP SSGA Emerging Markets Equity Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.75%[2]	8.56%	2.48%	N/A
Long-term growth of capital. A fund of funds.	LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.84%[2]	13.22%	6.02%	3.65%
To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.	LVIP SSGA International Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.64%[2]	17.27%	7.70%	3.76%
Capital Appreciation. A fund of funds.	LVIP SSGA International Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.88%[2]	17.15%	4.68%	N/A
A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP SSGA Moderate Index Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.76%	13.28%	7.11%	5.07%
A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.76%	14.54%	7.77%	5.45%
To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.	LVIP SSGA S&P 500 Index Fund - Service Class[4] advised by Lincoln Financial Investments Corporation	0.48%	25.70%	15.12%	11.49%
To provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the short-term U.S. corporate bond market.	LVIP SSGA Short-Term Bond Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.61%[2]	4.91%	1.62%	N/A
To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.	LVIP SSGA Small-Cap Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.63%[2]	16.21%	9.25%	6.47%
A high level of current income, with some consideration given to growth of capital. A fund of funds.	LVIP Structured Conservative Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.85%	9.99%	4.80%	3.71%
A balance between a high level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP Structured Moderate Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.82%	12.81%	6.86%	4.96%

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP Structured Moderately Aggressive Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.84%	13.98%	7.42%	5.28%
To maximize capital appreciation.	LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class advised by Lincoln Financial Investments Corporation	0.97%[2]	20.87%	13.22%	10.54%
High level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP U.S. Growth Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.04%[2]	14.72%	5.88%	N/A
Total return consistent with the preservation of capital. A fund of funds.	LVIP Vanguard Bond Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.62%	5.73%	0.33%	1.02%
Long-term capital appreciation. A fund of funds.	LVIP Vanguard Domestic Equity ETF Fund - Service Class advised by Lincoln Financial Investments Corporation	0.57%[2]	24.91%	14.55%	10.81%
Long-term capital appreciation. A fund of funds.	LVIP Vanguard International Equity ETF Fund - Service Class advised by Lincoln Financial Investments Corporation	0.59%[2]	15.07%	6.84%	3.74%
Long-term capital appreciation.	LVIP Wellington SMID Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.04%[2]	16.95%	12.17%	7.44%
Long-term capital appreciation.	Macquarie VIP Emerging Markets Series - Service Class[3] advised by Delaware Management Company	1.48%[2]	13.45%	3.87%	2.38%
Capital Appreciation.	Macquarie VIP Small Cap Value Series - Service Class[3] advised by Delaware Management Company	1.08%	9.10%	9.87%	6.77%
Capital Appreciation.	MFS® VIT Growth Series - Service Class advised by Massachusetts Financial Services Company	0.98%[2]	35.51%	15.59%	12.69%
Total return.	MFS® VIT Total Return Series - Service Class advised by Massachusetts Financial Services Company	0.86%[2]	10.22%	8.27%	6.27%
Total return.	MFS® VIT Utilities Series - Service Class advised by Massachusetts Financial Services Company	1.04%[2]	-2.33%	8.05%	6.13%
Capital growth and current income.	Putnam VT Large Cap Value Fund - Class IB	0.82%	15.67%	14.50%	10.26%
1
The name of the adviser or sub-adviser is not listed if the name is incorporated into the name of the fund or the fund company.

2
This fund is subject to an expense reimbursement or fee waiver arrangement. As a result, this fund’s annual expenses reflect temporary expense reductions. See the fund prospectus for additional information.
3
Investments in Macquarie VIP Series, Delaware Funds, Ivy Funds, LVIP Macquarie Funds or Lincoln Life accounts managed by Macquarie Investment Management Advisers, a series of Macquarie Investments Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the series or funds or accounts, the repayment of capital from the series or funds or account, or any particular rate of return.
4
The Index to which this fund is managed to is a product of S&P Dow Jones Indices LLC (SPDJI) and has been licensed for use by one or more of the portfolio’s service providers (licensee). Standard & Poor’s®, S&P®, S&P GSCI® and S&P 500® are registered trademarks of S&P Global, Inc. or its affiliates (S&P) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones). The trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the licensee. The licensee’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of these parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have liability for any errors, omissions, or interruptions of the Index.
5
Standard & Poor’s®,” “S&P®,” “Standard & Poor’s Equal Weight Index,” “S&P EWI,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Invesco V.I. Equally-Weighted S&P 500 Fund. The fund is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the fund.
6
Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademark has been licensed to S&P Dow Jones Indices LLC and has been sublicensed for use for certain purposes by First Trust Advisors L.P. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.

Appendix B — Investment Requirements
If you purchase a Living Benefit Rider (except i4LIFE® Advantage without the Guaranteed Income Benefit), you will be subject to Investment Requirements. This means you will be limited in your choice of Subaccount investments and may be limited in how much you can invest in certain Subaccounts. This also means you will not be able to allocate Contract Value to all of the Subaccounts that are available to Contractowners who have not elected a Living Benefit Rider. We impose Investment Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living Benefit Rider.
If you elect a Living Benefit Rider, you must allocate your Contract Value or Account Value among one or more of the Subaccounts listed in the Investment Requirements the Living Benefit Riders section below. Currently, if you purchase i4LIFE® Advantage without the Guaranteed Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment Requirements for this rider in the future. If we do exercise our right to do so, you will have to reallocate your Account Value subject to such requirements.
If you elect a Living Benefit Rider, Investment Requirements apply whether you purchase the rider at contract issue, or add it to an existing Contract. You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.
Certain Living Benefit Riders guarantee you the right to transition to a version of i4LIFE® Advantage Guaranteed Income Benefit even if that version is no longer available for purchase. If you transition to i4LIFE® Advantage Guaranteed Income Benefit, the Investment Requirements under your Prior Living Benefit Rider continue to apply. See i4LIFE® Advantage – i4LIFE® Advantage Guaranteed Income Benefit Transitions for a discussion of this transition.
Certain underlying funds that are included in the Investment Requirements, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds’ overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns. These funds are included under Investment Requirements (particularly in the Investment Requirements for the Managed Risk riders) in part because the reduction in volatility helps us to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living Benefit Rider. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. You should consult with your registered representative to determine whether these funds align with your investment objectives. For more information about the funds and the investment strategies they employ, please refer to the funds’ current prospectuses. Fund prospectuses are available by contacting us.
If you purchase a Living Benefit Rider (except i4LIFE® Advantage without the Guaranteed Income Benefit), you agree to be automatically enrolled in the portfolio rebalancing option under your Contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. (This portfolio rebalancing will continue while a death claim is being settled, if the Living Benefit Rider could continue on an additional measuring life.) On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value in accordance with your allocation instructions in effect at the time of the rebalancing. Any reallocation of Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement.
Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.
B-1

Investment Requirements for other Living Benefit Riders. If you elected a Living Benefit Rider other than you must currently allocate your Contract Value among one or more of the following Subaccounts only. Not all funds may be available, refer to the “Description of the Funds” section of this prospectus for more information.
Group 1 Investments must be at least 30% of Contract Value or Account Value	Group 2 Investments cannot exceed 70% of Contract Value or Account Value	Group 3 Investments cannot exceed 10% of Contract Value or Account Value
LVIP American Century Inflation Protection Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP Macquarie Bond Fund
LVIP Macquarie Diversified Floating Rate Fund
LVIP Macquarie Diversified Income Fund
LVIP Macquarie Limited-Term Diversified Income
Fund
LVIP Mondrian Global Income Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SSGA Bond Index Fund
LVIP SSGA Short-Term Bond Index Fund
LVIP Vanguard Bond Allocation Fund
Any of the Subaccounts offered under the Contract, except for funds in Groups 1 and 3.
AB VPS Sustainable Global Thematic Portfolio
American Funds Global Small Capitalization Fund
DWS Alternative Asset Allocation VIP Portfolio
LVIP BlackRock Real Estate Fund
LVIP Franklin Templeton Multi-Factor Emerging
Markets Equity Fund
LVIP Macquarie SMID Cap Core Fund
LVIP Macquarie U.S. REIT Fund
Macquarie VIP Emerging Markets Series
MFS® VIT Utilities Series

The ClearBridge Variable Mid Cap Core Portfolio and Templeton Global Bond VIP Fund are not available with these riders. The fixed account is not available.
As an alternative to satisfy these Investment Requirements, you may allocate 100% of your Contract Value or i4LIFE® Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE® Advantage Account Value among these Subaccounts, then the Subaccounts listed below that are also listed in Group 1 will be subject to Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.
●
Fidelity VIP® Balanced Portfolio
●
Franklin Allocation VIP Fund
●
Franklin Income VIP Fund
●
LVIP American Century Balanced Fund
●
LVIP American Century Inflation Protection Fund
●
LVIP BlackRock Global Allocation Fund
●
LVIP BlackRock Inflation Protected Bond Fund
●
LVIP Global Conservative Allocation Managed Risk Fund
●
LVIP Global Moderate Allocation Managed Risk Fund
●
LVIP Macquarie Bond Fund
●
LVIP Macquarie Diversified Floating Rate Fund
●
LVIP Macquarie Diversified Income Fund
●
LVIP Macquarie High Yield Fund
●
LVIP Macquarie Limited-Term Diversified Income Fund
●
LVIP Mondrian Global Income Fund
●
LVIP PIMCO Low Duration Bond Fund
●
LVIP SSGA Bond Index Fund
●
LVIP SSGA Conservative Index Allocation Fund
●
LVIP SSGA Global Tactical Allocation Managed Volatility Fund
●
LVIP SSGA Moderate Index Allocation Fund
●
LVIP SSGA Moderately Aggressive Index Allocation Fund
●
LVIP SSGA Short-Term Bond Index Fund
●
LVIP Structured Conservative Allocation Fund
●
LVIP Structured Moderate Allocation Fund
●
LVIP Structured Moderately Aggressive Allocation Fund
●
LVIP U.S. Growth Allocation Managed Risk Fund
●
LVIP Vanguard Bond Allocation Fund
●
MFS® VIT Total Return Series
B-2

The SAI includes additional information about the Contract, Lincoln New York, and the VAA, and is incorporated by reference in this prospectus. The SAI is dated the same date as this prospectus. We will provide the SAI without charge upon request. You may obtain a free copy of the SAI and submit inquiries by:
●
Mailing: Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN 46801-2348
●
Visiting: www.lfg.com/VAprospectus
●
Emailing: CustServSupportTeam@lfg.com
●
Calling: 1-888-868-2583
You may also obtain reports and other information about the VAA on the SEC’s website at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. The SEC file numbers and the Contract’s contract identifier number are listed below.

SEC File Nos. 333-176213; 811-09763
EDGAR Contract Identifier C000256058

Lincoln ChoicePlusSM Fusion
Individual Variable Annuity Contracts
Summary Prospectus for New Investors
December 31 , 2024
This summary prospectus summarizes key features of the Lincoln ChoicePlusSM Fusion variable annuity contract, issued by Lincoln Life & Annuity Company of New York (Lincoln New York or Company).
Before you invest, you should also review the prospectus for the Lincoln ChoicePlusSM Fusion variable annuity contract, which contains more information about the Contract’s features, benefits, and risks. You can find this prospectus and other information about the Contract online at www.lfg.com/VAprospectus. You can also obtain this information at no cost by calling 1-888-868-2583 or by sending an email request to CustServSupportTeam@lfg.com.
YOU MAY CANCEL YOUR CONTRACT WITHIN THE FREE LOOK PERIOD WITHOUT PAYING FEES OR PENALTIES.
This “free look” or cancellation period may be longer under certain scenarios. Upon cancellation, you will receive the greater of a full refund of the amount you paid with your application or your total Contract Value. You should review the prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.
The Securities and Exchange Commission has not approved or disapproved the Contract or determined if this Summary Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
All prospectuses and other shareholder reports, will be made available on www.lfg.com/VAprospectus. This prospectus gives you information about the Contract that you should know before you decide to buy a Contract and make a Purchase Payment. You should also review the prospectus for the funds and keep all prospectuses for future reference.
1

2

Special Terms
In this initial summary prospectus, the following terms have the indicated meanings:
Access Period—Under i4LIFE® Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the Contract, and have a Death Benefit.
Account Value—Under i4LIFE® Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units, reduced by Regular Income Payments and withdrawals.
Annuitant—The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.
Beneficiary—The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.
Contract—The variable annuity contract you have entered into with Lincoln New York.
Contractowner (you, your, owner)—The person who can exercise the rights within the Contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.
Contract Value (may be referred to as Account Value in marketing materials)—At any given time before the Annuity Commencement Date, the total value of all Accumulation Units of a Contract.
Contract Year—Each 12-month period starting with the effective date of the Contract and starting with each contract anniversary after that.
Cross-reinvestment—An optional additional service that automatically transfers the Contract Value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.
Death Benefit—Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.
Enhancement—A feature under certain Living Benefit Riders in which the Protected Income Base will be increased, subject to certain conditions and limitations.
Good Order—The actual receipt at our Servicing Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to complete the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Investment Requirements—Restrictions in how you may allocate your Subaccount investments if you own certain Living Benefit Riders.
Lifetime Income Period—Under i4LIFE® Advantage, the period of time following the Access Period during which we make Regular Income Payments to you for the rest of your life (and Secondary Life, if applicable). During the Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.
Lincoln New York (we, us, our, Company)—Lincoln Life & Annuity Company of New York.
Living Benefit Rider—A general reference to optional riders that provide some type of a minimum income guarantee while you are alive. If you select a Living Benefit Rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.
Premium Based Charge—An annual charge that applies to all Purchase Payments to your Contract and is payable each year for seven years, deducted quarterly.
Premium Based Charge Period—The period of time in which the Premium Based Charge will be deducted. For each Purchase Payment, the Premium Based Charge will be deducted quarterly for a total of seven years after the date that the Purchase Payment is paid into the Contract.
Premium Based Charge Free Amount—An amount you may withdraw from your Contract in which we will not deduct a portion of the remaining Premium Based Charge from your Contract Value.
Purchase Payments—Amounts paid into the Contract. Purchase Payments may be made for 90 days from the date your application is received by us.
Rate Sheet—A prospectus supplement, that will be filed periodically, where we declare the current protected lifetime income fee, Enhancement rate, withdrawal rates under certain Living Benefit Riders.
Subaccount—Each portion of the VAA that reflects investments in Accumulation and Annuity Units of a class of a particular fund available under the contracts. There is a separate Subaccount which corresponds to each class of a fund.
3

Important Information You Should Consider About the Lincoln ChoicePlusSM Fusion Variable Annuity Contract
	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
A surrender charge may apply to any withdrawals made before the 1 st anniversary of up to 1 % of the amount withdrawn, declining to 0% over that time period. For example, if you make a withdrawal of $100,000 during the first year after your Purchase Payment, you could be assessed a charge of up to $ 1,000 on the Purchase Payment withdrawn. If your withdrawal is made after the 1 st anniversary, you will incur no surrender charge.
● Fee Tables ● Examples ● Charges and Other Deductions – Surrender Charge
Transaction Charges
There is currently no charge for a transfer. We reserve the right to charge a $25 fee for each transfer if you make more than 12 transfers in one Contract Year.
Each Purchase Payment is subject to its own Premium Based Charge that will be deducted quarterly for seven years after the Purchase Payment is received. The
Premium Based Charge rate for new Purchase Payments decreases as the total amount of Purchase Payments increase.
● Charges and Other Deductions – Premium Based Charge
Ongoing Fees and Expenses (annual charges)
Minimum and Maximum Annual Fee Table. The table below describes the current fees and expenses that you may pay each year , depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
● Fee Tables ● Examples ● Charges and Other Deductions
	Annual Fee	Minimum	Maximum
	Base Contract – Account Value Death Benefit	0.83% [1]	0.83% [1]
	Base Contract – Guarantee of Principal Death Benefit	0.88% [1]	0.88% [1]
	Base Contract – Enhanced Guaranteed Minimum Death Benefit	1.13% [1]	1.13% [1]
	Investment options (fund fees and expenses)	0.48% [1]	3.17% [1]
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.40% [1]	2.45% [2]
1 As a percentage of average Account Value in the Subaccounts.
2 As an annualized percentage of the Protected Income Base.
4

	FEES AND EXPENSES		Location in Prospectus

Lowest and Highest Annual Cost Table. Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year . This estimate assumes that you do not take withdrawals from the
Contract, which could add surrender charges and Premium Based Charges that substantially increase costs . Current fees for optional benefits are stated on a Rate
Sheet supplement to this prospectus.

	Lowest Annual Cost: $ 1,990	Highest Annual Cost: $ 7,284
	Assumes:	Assumes:
● Investment of $100,000
● 5% annual appreciation
● Least expensive fund fees and
expenses
● No optional benefits
● No surrender charges
● No Premium Based Charges
● No additional Purchase Payments,
transfers, or withdrawals

● Investment of $100,000
● 5% annual appreciation
● Most expensive combination of
optional benefits and fund fees and
expenses
● No surrender charges
● No Premium Based Charges
● No additional Purchase Payments,
transfers, or withdrawals

	RISKS		Location in Prospectus
Risk of Loss	● You can lose money by investing in this Contract, including loss of principal.		● Principal Risks ● Investments of the Variable Annuity Account
Not a Short-Term Investment
● This Contract is not designed for short-term investing and is not appropriate for the investor who needs ready access to cash.
● Excess Withdrawals may result in surrender charges and Premium Based Charges. If you take a withdrawal, any surrender charge or Premium Based Charge will reduce the value of your Contract or the amount of money that you actually receive.
● The benefits of tax deferral, long-term income, and living benefit protections mean the Contract is more beneficial to investors with a long-term investment horizon.
● Withdrawals are subject to ordinary income tax and may be subject to tax penalties.
● Principal Risks ● Surrender and Withdrawals ● Fee Tables ● Charges and Other Deductions ● Living Benefit Riders
Risks Associated with Investment Options
● An investment in this Contract is subject to the risk of poor investment performance of the investment options you choose. Performance can vary depending on the performance of the investment options available under the Contract.
● Each investment option has its own unique risks.
● You should review the investment options before making an investment decision.
● Principal Risks ● Investments of the Variable Annuity Account
Insurance Company Risks
● An investment in the Contract is subject to the risks related to Lincoln New York. Any obligations, guarantees, or benefits of the Contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Lincoln New York, including our financial strength ratings, is available upon request by calling 1-888-868-2583 or visiting
www.LincolnFinancial.com.
● Principal Risks
5

	RESTRICTIONS	Location in Prospectus
Investments
●The frequency of transfers between investment options is restricted. There are also restrictions on the minimum amount that may be transferred from a variable option.
●We reserve the right to charge a $25 fee for each transfer if you make more than 12 transfers in one Contract Year.
●We reserve the right to remove or substitute any funds as investment options that are available under the Contract.
●Additional Purchase Payments are not allowed after 90 days from the date the application is received by us.
●Your ability to transfer between investment options may also be restricted as a result of Investment Requirements if you have elected an optional benefit.
●Principal Risks ●Investments of the Variable Annuity Account
Optional Benefits
●Optional benefits may limit or restrict the investment options that you may select under the Contract. We may change these restrictions in the future.
●Excess Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
●You are required to have a certain level of Contract Value for some new rider elections.
●We may modify or stop offering an optional benefit that is currently available at any time.
●The Contracts ●Living Benefit Riders ●Appendix B – Investment Requirements
	TAXES	Location in Prospectus
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the Contract.
●Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.
●Federal Tax Matters
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
●Your registered representative may receive compensation for selling this Contract to you, both in the form of commissions and because we may share the revenue it earns on this Contract with the professional’s firm. (Your investment professional may be your broker, investment adviser, insurance agent, or someone else).
●This potential conflict of interest may influence your investment professional to recommend this Contract over another investment.
●Distribution of the Contracts ●Principal Risks
Exchanges
●Some investment professionals may have a financial incentive to offer you a new
Contract in place of the one you own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new Contract rather than continue to own your existing contract.
●The Contracts - Replacement of Existing Insurance
Overview of the Contract
Purpose of the Contract
The Lincoln ChoicePlus SM Fusion variable annuity contract is designed to accumulate Contract Value and to provide income over a certain period of time or for life, subject to certain conditions. The Contract can supplement your retirement income by providing a stream of income payments during the payout phase. The Contract also offers a Death Benefit payable to your designated Beneficiaries upon the death of the Contractowner or Annuitant.
This Contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to make early or frequent withdrawals or intend to engage in frequent trading in the Subaccounts.
6

Phases of the Contract
Your Contract has two phases: (1) an accumulation (savings) phase, prior to the Annuity Commencement Date; and (2) a payout (income) phase, after the Annuity Commencement Date.
Accumulation (Savings) Phase. To help you accumulate assets during the accumulation phase, you can invest your payments and earnings in the variable options available under the Contract, each of which has an underlying mutual fund with its own investment objective, strategies, and risks; investment adviser(s); expense ratio; and performance history.
A list of funds in which you currently can invest is provided in Appendix A: Funds Available Under the Contract.
Annuity (Income) Phase. You can elect to annuitize your Contract and turn your Contract Value into a stream of income payments (sometimes called Annuity Payouts), at which time the accumulation phase of the Contract ends. These payments may continue for a fixed period of years, for your entire life, or for the longer of a fixed period or your life. The payments may also be fixed or variable. Variable payments will vary based on the performance of the funds that you choose.
If you annuitize, your investments will be converted to income payments and you may no longer be able to choose to make withdrawals from your Contract. All benefits (including guaranteed minimum Death Benefits and living benefits) terminate upon annuitization.
However, several Living Benefit Riders offered under the Contract provide lifetime income payments that may be guaranteed, and still allow you to make withdrawals and be eligible for a Death Benefit. Withdrawals that exceed a Protected Income Amount are Excess Withdrawals that will reduce and could eliminate the income payments and other benefits of the rider, including access to a Death Benefit.
Primary Features and Options of the Contract
Accessing your money. During the Accumulation Phase you can surrender the Contract or withdraw part of the Contract Value. If you withdraw early, you may have to pay a surrender charge and/or you may incur a tax penalty if you are younger than 59½.
Tax treatment. You can transfer money between investment options without tax implications, and earnings (if any) on your investments are generally tax-deferred. You are taxed only when: (1) you take a withdrawal or surrender; (2) you receive an income payment from the Contract; or (3) upon payment of a Death Benefit.
Death Benefits. Your Contract includes a Death Benefit that will be paid upon the death of either the Contractowner or the Annuitant. Optional Death Benefits that pay different amounts and have different fees may be available.
Optional Living Benefit Riders. For an additional fee, you may be able to purchase one of the Living Benefit Riders listed below. The availability of each rider is subject to state availability. Each rider offers one of the following:
●
an income/withdrawal benefit:
●
Lincoln Market Select® Advantage.
●
an Annuity Payout:
●
i4LIFE® Advantage.
These Living Benefit Riders provide different methods to take income from your Contract Value or receive lifetime payments and provide certain guarantees. These guarantees are subject to certain conditions, as set forth elsewhere in the prospectus.
There is no guarantee that any Living Benefit Rider (except i4LIFE® Advantage) will be available in the future, as we reserve the right to discontinue them at any time. Excess Withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or riders. If you purchase a Living Benefit Rider (except i4LIFE® Advantage), you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your Contract. (These Investment Requirements are explained in Appendix B- Investment Requirements.)
Additional Services. The additional services listed below are available under the Contract for no additional charge (unless otherwise indicated).
●
Dollar-cost averaging (DCA) allows you to transfer amounts between Subaccounts on a monthly basis or in accordance with other terms we make available.
●
Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each Subaccount.
●
Cross-Reinvestment allows you to automatically transfer the excess amount to another investment option when the amount invested in an investment option exceeds a baseline amount.
●
Automatic Withdrawal Service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under AWS are subject to surrender charges, taxes, and tax penalties.
7

Benefits Available Under the Contract
The following tables summarize information about the benefits available under the Contract. A detailed description of each benefit is available in the prospectus.
Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
Account Value Death Benefit	Provides a Death Benefit equal to the Contract Value.	●0.80%	●Poor investment performance could significantly reduce the benefit. ●Withdrawals could significantly reduce the benefit.
Guarantee of Principal Death Benefit	Provides a Death Benefit equal to the greatest of (1) Contract Value; (2) all Purchase Payments, adjusted for withdrawals.	●0.85%	●Withdrawals could significantly reduce the benefit.
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Provides a Death Benefit equal to the
greatest of (1) Contract Value; (2) all
Purchase Payments, adjusted for
withdrawals; (3) the highest Contract Value
on any contract anniversary prior to age 81
as adjusted for withdrawals.
●1.10%
●Not available if age 80 or older at the
time of issuance.
●Withdrawals could significantly reduce
the benefit.
●Poor investment performance could
significantly reduce and limit potential
increases to the highest Contract Value.

Dollar-Cost Averaging	Allows you to automatically transfer amounts between certain investment options on a monthly basis.	None	●Minimum amount to be dollar cost averaged is $1,500 over any time period between 3 and 60 months. ●Cannot be used simultaneously with portfolio rebalancing or cross reinvestment.
Portfolio Rebalancing	Allows you to automatically reallocate your Contract Value among investment options on a periodic basis based on your standing allocation instructions.	None	●Cannot be used simultaneously with dollar cost averaging or cross reinvestment.
Cross-Reinvestment	When the amount invested in an investment option exceeds a baseline amount, allows you to automatically transfer the excess amount to another investment option.	None	●Cannot be used simultaneously with dollar cost averaging or portfolio rebalancing.
Automatic Withdrawal Service	Allows you to take periodic withdrawals from your Contract automatically.	None	●Automatically terminates once i4LIFE® Advantage begins.

Optional Benefits – Available for Election
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
Lincoln Market Select® Advantage
Provides:
●Guaranteed lifetime periodic withdrawals;
●An Enhancement to the Protected
Income Base;
●Account Value Step-ups of the Protected
Income Base; and
●Age-based increases to the Protected
Annual Income amount.
●2.25% Single Life Option ●2.45% Joint Life Option (as a percentage of the Protected Income Base)
●Investment Requirements apply.
●Excess Withdrawals could significantly
reduce or terminate the benefit.
●Any withdrawal may negatively impact or
eliminate the potential for enhancements
or step-ups.
●Subject to a $10 million maximum
Protected Income Base across all Living
Benefit Riders.
●Step-ups may increase fee rate.

8

Optional Benefits – Available for Election
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions / Limitations
i4LIFE® Advantage
Provides:
●Variable periodic Regular Income
Payments for life.
●The ability to make additional
withdrawals and surrender the Contract
during the Access Period.
●The optional Guaranteed Income Benefit,
which provides a minimum payout floor
for those Regular Income Payments.
		●i4LIFE® Advantage: 0.40% in addition to the base contract expense for the Death Benefit you have elected.	●Withdrawals could significantly reduce or terminate the benefit. ●Restrictions apply to the length of the Access Period.
Rate Sheets
The current Enhancement rate, Protected Annual Income rates, and Guaranteed Income Benefit percentages available under certain Living Benefit Riders are declared in a Rate Sheet prospectus supplement. The Rate Sheet indicates the current rates and/or current percentages and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates and/or percentages. The rates and/or percentages may be superseded at any time, in our sole discretion, and may be higher or lower than the rates and/or percentages on the previous Rate Sheet.
The effective date of a subsequent Rate Sheet will be at least 10 days after it is filed. In order to get the rate and/or percentage indicated in a Rate Sheet, your application or rider election form must be sent to us, and must be signed and dated on or after the effective date of the Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.lfg.com/VAprospectus or by calling us at 1-888-868-2583.
Buying the Contract
If you wish to purchase a Contract, you must apply for it through a registered representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a Contract is prepared and executed by our legally authorized officers. The Contract (and a statement confirming your investments) is then sent to you either directly or through your registered representative. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Servicing Office approval.
When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Servicing Office at Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN 46801-2348, an initial Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Purchase Payment to your registered representative, we will not begin processing your purchase order until we receive the application and initial Purchase Payment from your registered representative’s broker-dealer. While attempting to finish an incomplete application, we may hold the initial Purchase Payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial Purchase Payment within two business days.
Purchase Payments – Investing in the Contract
You may make Purchase Payments to the Contract for 90 days from the date your application is received by us. All expected Purchase Payments must be disclosed on the application and any funds received after 90 days will be returned to you. You are not required to make any additional Purchase Payments after the initial Purchase Payment. If we receive an additional Purchase Payment before the close of the New York Stock Exchange (typically 4:00 PM New York time, or EST), we will credit your purchase payment that day. If we receive your additional Purchase Payment after the close of the New York Stock Exchange, your payment will be applied on the next business day.
The minimum Purchase Payment is $10,000.
For additional Purchase Payments the minimum payment to the Contract at any one time is $100 ($25 if transmitted electronically), and the minimum annual amount is $300. Please check with your registered representative about making additional Purchase Payments since the requirements of your state may vary. If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.
9

Purchase Payments totaling $2 million or more are subject to Servicing Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates) (excluding Lincoln Level Advantage ® and Lincoln Level Advantage 2 ® contracts) for the same Contractowner, joint owner, and/or Annuitant.
If you elect a Living Benefit Rider, you may be subject to further restrictions on your ability to make additional Purchase Payments, as described in the prospectus. These restrictions and limitations will limit your ability to increase your Contract Value and/or increase the amount of any guaranteed benefit under a Living Benefit Rider by making additional Purchase Payments to the Contract.
Making Withdrawals: Accessing the Money in Your Contract
Before the Annuity Commencement Date – During the Accumulation (Savings) Phase
You can access the money in your Contract by making a withdrawal, which will reduce the value of your Contract (including the amount of the death benefit and certain living benefits). You may withdraw all or a portion of the Contract Value (minus applicable charges and other adjustments, discussed below). However, withdrawing the entire cash value of your Contract will terminate your Contract.
Before the Annuity Commencement Date, you can completely surrender the Contract or withdraw part of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Servicing Office), fax, or other electronic means. Withdrawal requests may also be made by telephone or our website, subject to certain restrictions. All surrenders and withdrawals must be made in accordance with the rules discussed in the prospectus. The amount available upon surrender or withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender or withdrawal is received in Good Order at the Servicing Office.
If we receive a surrender or withdrawal request in Good Order at our Servicing Office before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., New York time), we will process the request using the Accumulation Unit value computed on that Valuation Date. If we receive a surrender or withdrawal request in Good Order at our Servicing Office after New York Stock Exchange regular market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date.
The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total Contract Value. Unless prohibited, surrender and withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by applicable law.
There may be charges associated with surrender of a Contract or withdrawal of Contract Value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining Contract Value. If the charges are deducted from the remaining Contract Value, the amount of the total withdrawal will increase according to the impact of the applicable Premium Based Charge and/or surrender charge percentage; consequently, the dollar amount of the Premium Based Charge and/or surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the Premium Based Charge and/or surrender charge is also subject to a Premium Based Charge and/or surrender charge.
There are tax consequences for surrenders and withdrawals.
Certain withdrawals may reduce the value of any optional living benefits you elected or even terminate the benefit.
Some optional living benefits provide withdrawal options.
There are limitations associated with taking money out of the Contract, including the following:
Limitations on withdrawal amounts	●The minimum withdrawal amount is $300.
Surrender charges, Premium Based Charges and taxes	●There may be surrender charges, Premium Based Charges and tax implications when you take out money.
Negative impact on benefits and guarantees of your Contract	●A withdrawal may have a negative impact on certain optional benefits that you may elect. It may reduce the value of or even terminate certain benefits.
Internal Revenue Code or Retirement Plan	●Depending on the circumstances, the Internal Revenue Code or your retirement plan may restrict your ability to take withdrawals.

10

After the Annuity Commencement Date – During the Annuity (Income) Phase
After the Annuity Commencement Date, you will receive payments under the annuity payment option you select, but generally you may not take any other withdrawals or surrender your Contract. Surrender or withdrawal rights after the Annuity Commencement Date, if any, depend on the Annuity Payout option selected.
Additional Information About Fees
Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract Specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted. Currently there is no premium tax levied for New York residents.

TRANSACTION EXPENSES

Premium Based Charge (as a percentage of Purchase Payments): [1,2]	4.90%
Maximum Surrender charge (as a percentage of Purchase Payments surrendered/withdrawn): [3]	1.00%
Transfer charge: [4]	$25
1
The Premium Based Charge is payable for seven years and is deducted quarterly (0.1750%). We will deduct this charge beginning on the first quarterly contract anniversary after the Purchase Payment is paid into the Contract, continuing for a total of 28 quarterly contract anniversaries. The charge reflected is the maximum charge rate. The Premium Based Charge rate may decrease as total purchase payments increase. See Charges and Other Deductions - Premium Based Charge for further information.
2
If you surrender the Contract, the total remaining Premium Based Charge (if any) will be deducted from your surrender value. If you make a withdrawal above the Premium Based Charge Free Amount, a portion of the total remaining Premium Based Charge will be deducted from your Contract Value at the time of the withdrawal. See Charges and Other Deductions - Premium Based Charge for further information.
3
There is a surrender charge associated with each Purchase Payment. The surrender charge percentage is in effect until the first year after any Purchase Payment. After the first year after a Purchase Payment, the surrender charge is reduced to zero. We may reduce or waive this charge in certain situations. See Charges and Other Deductions – Surrender Charge.
4
The transfer charge will not be imposed on the first 12 transfers during a Contract Year. We reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross reinvestment transfers.
11

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including fund fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

ANNUAL CONTRACT EXPENSES

Administrative Expense (Annual Account Fee):[1]	$50

Base Contract Expenses (as a percentage of average Account Value in the Subaccounts)[2]
Account Value Death Benefit	0.80%
Guarantee of Principal Death Benefit	0.85%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)	1.10%

Optional Benefit [3] Expenses (Protected Lifetime Income Fees)	Single Life	Joint Life
Lincoln Market Select ® Advantage: [4,5]
Guaranteed Maximum Annual Charge	2.25%	2.45%
i4LIFE ® Advantage: [6]
Current Charge	0.40%	0.40%
1
During the accumulation phase, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the Contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your Contract Value.
2
Each base contract expense includes an administrative charge of 0.10%.
3
i4LIFE ® Advantage cannot be held concurrently with another Living Benefit Rider.
4
The current charge for new elections of this rider is disclosed in a Rate Sheet.
5
As an annualized percentage of the Protected Income Base, as increased for subsequent Purchase Payments, Account Value Step-ups and Enhancements, and decreased by Excess Withdrawals. This fee is deducted from the Contract Value proportionately on a quarterly basis. This same fee applies when transitioning to the i4LIFE ® Advantage Select Guaranteed Income Benefit.
6
As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE ® Advantage and is added to your base contract expense. These charges continue during the Access Period. During the Lifetime Income Period, the i4LIFE ® Advantage charge rate of
0.40% is added to the Account Value Death Benefit base contract expense.
The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the Contract. A complete list of funds available under the Contract, including their annual expenses, may be found in Appendix A: Funds Available Under the Contract.
Annual Fund Expenses	Minimum	Maximum
Expenses that are deducted from the fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses before any waivers or expense reimbursements	0.48%	3.17%
Expenses that are deducted from the fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses after any waivers or expense reimbursements.[1]	0.48%	1.48%
1
Any expense waivers or reimbursements will remain in effect until at least April 30, 2025, and can only be terminated early with approval by the fund’s board of directors.
EXAMPLES
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, contract fees, annual contract expenses, and annual fund fees and expenses.
The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EGMDB Death Benefit and Lincoln Market Select ® Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
12

1) If you surrender your Contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$ 12,585	$ 25,070	$ 38,660	$ 72,839
2) If you annuitize or do not surrender your Contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$ 7,385	$ 22,270	$ 37,260	$ 72,839
13

Appendix A — Funds Available Under The Contract
The following is a list of funds currently available under the Contract. Depending on the optional benefits you choose, you may not be able to invest in certain funds. Current performance of the Subaccounts can be found at www.lfg.com/VAprospectus. More information about the funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.lfg.com/VAprospectus. You can also request this information and current fund performance at no cost by calling 1-888-868-2583 or by sending an email request to CustServSupportTeam@lfg.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Long-term growth of capital.	AB VPS Discovery Value Portfolio - Class B advised by AllianceBernstein L.P.	1.06%	16.86%	10.51%	7.29%
Long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio - Class B advised by AllianceBernstein L.P.	1.17%[2]	15.70%	13.27%	9.33%
Long-term growth of capital.	American Funds Global Growth Fund - Class 4	0.91%[2]	22.29%	13.36%	9.30%
Long-term capital growth.	American Funds Global Small Capitalization Fund - Class 4	1.16%[2]	15.79%	8.03%	5.51%
Growth of capital.	American Funds Growth Fund - Class 2	0.59%	38.49%	18.68%	14.36%
Growth of capital.	American Funds Growth Fund - Class 4	0.84%	38.13%	18.38%	14.07%
Long-term growth of capital and income.	American Funds Growth-Income Fund - Class 4	0.78%	25.82%	13.08%	10.63%
Long-term growth of capital.	American Funds International Fund - Class 4	1.03%	15.56%	4.58%	3.15%
Long-term growth of capital.	ClearBridge Variable Mid Cap Portfolio - Class II advised by Legg Mason Partners Fund Advisor, LLC	1.08%	12.62%	10.46%	6.83%
Capital Appreciation. A fund of funds.	DWS Alternative Asset Allocation VIP Portfolio - Class B advised by DWS Investment Management Americas, Inc.	1.21%	5.67%	5.70%	2.63%
Income and capital growth consistent with reasonable risk.	Fidelity® VIP Balanced Portfolio - Service Class 2	0.69%	21.29%	12.16%	8.81%
Long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service Class 2	0.81%	33.12%	16.36%	11.33%
To achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service Class 2	0.83%	35.89%	19.34%	14.51%
Long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service Class 2	0.82%	14.80%	12.17%	7.85%
To provide capital appreciation.	First Trust Capital Strength Portfolio – Class I	1.10%[2]	7.75%	N/A	N/A
To provide long-term capital appreciation.	First Trust Growth Strength Portfolio – Class I	1.20%[2]	N/A	N/A	N/A
A-1

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
To provide capital appreciation.	First Trust International Developed Capital Strength Portfolio – Class I	1.20%[2]	16.90%	N/A	N/A
Capital appreciation with income as a secondary objective.	Franklin Allocation VIP Fund - Class 4	0.92%[2]	14.62%	7.44%	4.64%
To maximize income while maintaining prospects for capital appreciation.	Franklin Income VIP Fund - Class 4	0.81%[2]	8.55%	6.88%	4.90%
Capital appreciation; income is a secondary consideration.	Franklin Mutual Shares VIP Fund - Class 4	1.03%	13.31%	7.71%	5.32%
Long-term capital appreciation.	Goldman Sachs VIT Large Cap Value Fund - Service Shares	0.94%[2]	12.71%	11.20%	7.35%
Long-term growth of capital.	Invesco V.I. EQV International Equity Fund - Series II Shares	1.15%	17.86%	8.15%	4.07%
Long-term capital growth.	LVIP AllianceBernstein Large Cap Growth Fund - Service Class advised by Lincoln Financial Investments Corporation	0.88%[2]	45.95%	13.04%	11.39%
Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed- income securities.	LVIP American Century Balanced Fund - Service Class advised by Lincoln Financial Investments Corporation	1.02%[2]	16.12%	8.20%	N/A
Capital growth.	LVIP American Century Capital Appreciation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.94%[2]	20.55%	13.09%	N/A
Capital growth; income is a secondary consideration.	LVIP American Century Disciplined Core Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.96%[2]	8.24%	9.92%	7.92%
Long-term total return using a strategy that seeks to protect against U.S. inflation.	LVIP American Century Inflation Protection Fund - Service Class advised by Lincoln Financial Investments Corporation	0.77%[2]	3.40%	2.65%	1.90%
Capital growth.	LVIP American Century International Fund - Service Class advised by Lincoln Financial Investments Corporation	1.10%[2]	12.43%	8.12%	3.91%
Long-term capital growth, income is secondary objective.	LVIP American Century Mid Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.01%[2]	6.03%	10.90%	8.61%
Long-term capital growth.	LVIP American Century Ultra Fund - Service Class advised by Lincoln Financial Investments Corporation	0.90%[2]	43.27%	19.07%	14.47%
Long-term capital growth; income is a secondary consideration.	LVIP American Century Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.86%[2]	9.02%	11.71%	8.36%
A-2

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Capital Appreciation.	LVIP Baron Growth Opportunities Fund - Service Class advised by Lincoln Financial Investments Corporation	1.15%[2]	17.81%	13.66%	9.35%
Reasonable income.	LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.91%[2]	9.12%	9.27%	6.16%
High total investment return.	LVIP BlackRock Global Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.98%[2]	13.35%	N/A	N/A
To maximize real return, consistent with preservation of real capital and prudent investment management.	LVIP BlackRock Inflation Protected Bond Fund - Service Class advised by Lincoln Financial Investments Corporation	0.88%	4.81%	2.90%	1.93%
Total return through a combination of current income and long-term capital appreciation.	LVIP BlackRock Real Estate Fund - Service Class advised by Lincoln Financial Investments Corporation	1.07%[2]	12.79%	4.50%	3.59%
Long-term growth of capital in a manner consistent with the preservation of capital.	LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.92%[2]	33.81%	13.53%	9.01%
Capital Appreciation.	LVIP Blended Mid Cap Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.98%[2]	17.46%	9.94%	6.14%
Seeks long-term capital appreciation.	LVIP Channing Small Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.13%	19.65%	N/A	N/A
Long-term capital appreciation. A fund of funds.	LVIP Dimensional International Equity Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	1.01%	16.40%	5.24%	2.03%
Long-term capital appreciation. A fund of funds.	LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.86%[2]	21.64%	12.58%	7.75%
Long-term capital growth.	LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.98%[2]	16.95%	8.71%	4.32%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor Emerging Markets Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.75%[2]	9.76%	2.86%	1.34%
A-3

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor International Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.66%[2]	18.62%	6.47%	4.13%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor Large Cap Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.61%[2]	17.09%	12.53%	9.79%
To maximize long-term capital appreciation.	LVIP Franklin Templeton Multi-Factor SMID Cap Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.64%[2]	15.25%	11.14%	6.89%
Capital appreciation. A fund of funds.	LVIP Global Aggressive Growth Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.04%[2]	13.80%	5.40%	N/A
A high level of current income with some consideration given to growth of capital. A fund of funds.	LVIP Global Conservative Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.02%[2]	9.45%	3.97%	3.26%
A balance between a high level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP Global Moderate Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.00%[2]	11.56%	4.30%	3.30%
Current income while (i)maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).	LVIP Government Money Market Fund - Service Class advised by Lincoln Financial Investments Corporation	0.64%[2]	4.48%	1.46%	0.87%
A high level of current income; capital appreciation is the secondary objective.	LVIP JPMorgan High Yield Fund - Service Class advised by Lincoln Financial Investments Corporation	0.93%[2]	11.49%	4.69%	3.73%
Capital appreciation with the secondary goal of achieving current income by investing in equity securities.	LVIP JPMorgan Mid Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.99%	N/A	N/A	N/A
Long-term capital appreciation.	LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	1.03%[2]	11.80%	8.97%	5.35%
Capital growth over the long term.	LVIP JPMorgan Small Cap Core Fund - Service Class advised by Lincoln Financial Investments Corporation	1.03%	12.80%	9.12%	6.81%
High total return.	LVIP JPMorgan U.S. Equity Fund - Service Class advised by Lincoln Financial Investments Corporation	0.94%	26.84%	16.86%	12.15%
A-4

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Maximum current income (yield) consistent with a prudent investment strategy.	LVIP Macquarie Bond Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.72%	5.57%	1.14%	1.64%
Total return.	LVIP Macquarie Diversified Floating Rate Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.88%[2]	5.31%	2.13%	1.43%
Maximum long-term total return consistent with reasonable risk.	LVIP Macquarie Diversified Income Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.84%[2]	5.94%	1.75%	1.80%
Total return and, as a secondary objective, high current income.	LVIP Macquarie High Yield Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.04%[2]	12.34%	5.19%	3.25%
Maximum total return, consistent with reasonable risk.	LVIP Macquarie Limited-Term Diversified Income Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.83%[2]	4.68%	1.56%	1.36%
To maximize long-term capital appreciation.	LVIP Macquarie Mid Cap Value Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.78%	10.86%	11.49%	8.24%
Long-term capital appreciation.	LVIP Macquarie SMID Cap Core Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.10%[2]	16.10%	11.91%	8.06%
To maximize long-term capital appreciation.	LVIP Macquarie Social Awareness Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.80%	29.72%	15.45%	10.93%
Long-term capital appreciation.	LVIP Macquarie U.S. Growth Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.02%	47.90%	18.02%	12.22%
Maximum long-term total return, with capital appreciation as a secondary objective.	LVIP Macquarie U.S. REIT Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	1.13%[2]	12.24%	6.14%	5.94%
Long-term capital appreciation.	LVIP Macquarie Value Fund - Service Class[3] advised by Lincoln Financial Investments Corporation	0.98%	3.18%	7.78%	7.54%
Long-term capital appreciation.	LVIP MFS International Growth Fund - Service Class advised by Lincoln Financial Investments Corporation	1.05%[2]	14.42%	9.55%	6.31%
Capital Appreciation.	LVIP MFS Value Fund - Service Class advised by Lincoln Financial Investments Corporation	0.87%[2]	7.80%	11.10%	8.30%
A-5

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Current income consistent with the preservation of capital.	LVIP Mondrian Global Income Fund - Service Class advised by Lincoln Financial Investments Corporation	0.90%[2]	3.76%	-1.16%	0.01%
Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.	LVIP Mondrian International Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.00%[2]	19.81%	5.77%	3.19%
To seek a high level of current income consistent with preservation of capital.	LVIP PIMCO Low Duration Bond Fund - Service Class advised by Lincoln Financial Investments Corporation	0.93%[2]	4.61%	1.04%	N/A
To match as closely as practicable, before fees and expenses, the performance of the Bloomberg U.S. Aggregate Index.	LVIP SSGA Bond Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.62%[2]	5.03%	0.52%	1.23%
A high level of current income, with some consideration given to growth of capital. A fund of funds.	LVIP SSGA Conservative Index Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.76%[2]	10.46%	5.02%	3.83%
To provide investment results that, before fees and expenses, correspond generally to the total return of the MSCI Emerging Markets Index that tracks performance of emerging market equity securities.	LVIP SSGA Emerging Markets Equity Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.75%[2]	8.56%	2.48%	N/A
Long-term growth of capital. A fund of funds.	LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.84%[2]	13.22%	6.02%	3.65%
To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.	LVIP SSGA International Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.64%[2]	17.27%	7.70%	3.76%
Capital Appreciation. A fund of funds.	LVIP SSGA International Managed Volatility Fund - Service Class advised by Lincoln Financial Investments Corporation	0.88%[2]	17.15%	4.68%	N/A
A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP SSGA Moderate Index Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.76%	13.28%	7.11%	5.07%
A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.76%	14.54%	7.77%	5.45%
To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.	LVIP SSGA S&P 500 Index Fund - Service Class[4] advised by Lincoln Financial Investments Corporation	0.48%	25.70%	15.12%	11.49%
A-6

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
To provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the short-term U.S. corporate bond market.	LVIP SSGA Short-Term Bond Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.61%[2]	4.91%	1.62%	N/A
To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.	LVIP SSGA Small-Cap Index Fund - Service Class advised by Lincoln Financial Investments Corporation	0.63%[2]	16.21%	9.25%	6.47%
A high level of current income, with some consideration given to growth of capital. A fund of funds.	LVIP Structured Conservative Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.85%	9.99%	4.80%	3.71%
A balance between a high level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP Structured Moderate Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.82%	12.81%	6.86%	4.96%
A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital. A fund of funds.	LVIP Structured Moderately Aggressive Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.84%	13.98%	7.42%	5.28%
To maximize capital appreciation.	LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class advised by Lincoln Financial Investments Corporation	0.97%[2]	20.87%	13.22%	10.54%
High level of current income and growth of capital, with an emphasis on growth of capital. A fund of funds.	LVIP U.S. Growth Allocation Managed Risk Fund - Service Class advised by Lincoln Financial Investments Corporation	1.04%[2]	14.72%	5.88%	N/A
Total return consistent with the preservation of capital. A fund of funds.	LVIP Vanguard Bond Allocation Fund - Service Class advised by Lincoln Financial Investments Corporation	0.62%	5.73%	0.33%	1.02%
Long-term capital appreciation. A fund of funds.	LVIP Vanguard Domestic Equity ETF Fund - Service Class advised by Lincoln Financial Investments Corporation	0.57%[2]	24.91%	14.55%	10.81%
Long-term capital appreciation. A fund of funds.	LVIP Vanguard International Equity ETF Fund - Service Class advised by Lincoln Financial Investments Corporation	0.59%[2]	15.07%	6.84%	3.74%
Long-term capital appreciation.	LVIP Wellington SMID Cap Value Fund - Service Class advised by Lincoln Financial Investments Corporation	1.04%[2]	16.95%	12.17%	7.44%
Long-term capital appreciation.	Macquarie VIP Emerging Markets Series - Service Class[3] advised by Delaware Management Company	1.48%[2]	13.45%	3.87%	2.38%
A-7

Investment Objective	Fund and Adviser/Sub-adviser[1]	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 year	5 year	10 year
Capital Appreciation.	Macquarie VIP Small Cap Value Series - Service Class[3] advised by Delaware Management Company	1.08%	9.10%	9.87%	6.77%
Capital Appreciation.	MFS® VIT Growth Series - Service Class advised by Massachusetts Financial Services Company	0.98%[2]	35.51%	15.59%	12.69%
Total return.	MFS® VIT Total Return Series - Service Class advised by Massachusetts Financial Services Company	0.86%[2]	10.22%	8.27%	6.27%
Total return.	MFS® VIT Utilities Series - Service Class advised by Massachusetts Financial Services Company	1.04%[2]	-2.33%	8.05%	6.13%
Capital growth and current income.	Putnam VT Large Cap Value Fund - Class IB	0.82%	15.67%	14.50%	10.26%
1
The name of the adviser or sub-adviser is not listed if the name is incorporated into the name of the fund or the fund company.
2
This fund is subject to an expense reimbursement or fee waiver arrangement. As a result, this fund’s annual expenses reflect temporary expense reductions. See the fund prospectus for additional information.
3
Investments in Macquarie VIP Series, Delaware Funds, Ivy Funds, LVIP Macquarie Funds or Lincoln Life accounts managed by Macquarie Investment Management Advisers, a series of Macquarie Investments Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the series or funds or accounts, the repayment of capital from the series or funds or account, or any particular rate of return.
4
The Index to which this fund is managed to is a product of S&P Dow Jones Indices LLC (SPDJI) and has been licensed for use by one or more of the portfolio’s service providers (licensee). Standard & Poor’s®, S&P®, S&P GSCI® and S&P 500® are registered trademarks of S&P Global, Inc. or its affiliates (S&P) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones). The trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the licensee. The licensee’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of these parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have liability for any errors, omissions, or interruptions of the Index.
5
Standard & Poor’s®,” “S&P®,” “Standard & Poor’s Equal Weight Index,” “S&P EWI,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Invesco V.I. Equally-Weighted S&P 500 Fund. The fund is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the fund.
6
Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademark has been licensed to S&P Dow Jones Indices LLC and has been sublicensed for use for certain purposes by First Trust Advisors L.P. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.
A-8

Appendix B — Investment Requirements
If you purchase a Living Benefit Rider (except i4LIFE® Advantage without the Guaranteed Income Benefit), you will be subject to Investment Requirements. This means you will be limited in your choice of Subaccount investments and may be limited in how much you can invest in certain Subaccounts. This also means you will not be able to allocate Contract Value to all of the Subaccounts that are available to Contractowners who have not elected a Living Benefit Rider. We impose Investment Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living Benefit Rider.
Currently, if you purchase i4LIFE® Advantage without the Guaranteed Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment Requirements for this rider in the future. If we do exercise our right to do so, you will have to reallocate your Account Value subject to such requirements.
If you elect a Living Benefit Rider, Investment Requirements apply whether you purchase the rider at contract issue, or add it to an existing Contract. You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.
Certain Living Benefit Riders guarantee you the right to transition to a version of i4LIFE® Advantage Guaranteed Income Benefit even if that version is no longer available for purchase. If you transition to i4LIFE® Advantage Guaranteed Income Benefit, the Investment Requirements under your Prior Living Benefit Rider continue to apply. See i4LIFE® Advantage – i4LIFE® Advantage Guaranteed Income Benefit Transitions for a discussion of this transition.
Certain underlying funds that are included in the Investment Requirements, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds’ overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns. These funds are included under Investment Requirements (particularly in the Investment Requirements for the Managed Risk riders) in part because the reduction in volatility helps us to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living Benefit Rider. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. You should consult with your registered representative to determine whether these funds align with your investment objectives. For more information about the funds and the investment strategies they employ, please refer to the funds’ current prospectuses. Fund prospectuses are available by contacting us.
If you purchase a Living Benefit Rider (except i4LIFE® Advantage without the Guaranteed Income Benefit), you agree to be automatically enrolled in the portfolio rebalancing option under your Contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. (This portfolio rebalancing will continue while a death claim is being settled, if the Living Benefit Rider could continue on an additional measuring life.) On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value in accordance with your allocation instructions in effect at the time of the rebalancing. Any reallocation of Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement.
Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.
B-1

Investment Requirements for other Living Benefit Riders. If you elected a Living Benefit Rider other than you must currently allocate your Contract Value among one or more of the following Subaccounts only. Not all funds may be available, refer to the “Description of the Funds” section of this prospectus for more information.
Group 1 Investments must be at least 30% of Contract Value or Account Value	Group 2 Investments cannot exceed 70% of Contract Value or Account Value	Group 3 Investments cannot exceed 10% of Contract Value or Account Value
LVIP American Century Inflation Protection Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP Macquarie Bond Fund
LVIP Macquarie Diversified Floating Rate Fund
LVIP Macquarie Diversified Income Fund
LVIP Macquarie Limited-Term Diversified Income
Fund
LVIP Mondrian Global Income Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SSGA Bond Index Fund
LVIP SSGA Short-Term Bond Index Fund
LVIP Vanguard Bond Allocation Fund
Any of the Subaccounts offered under the Contract, except for funds in Groups 1 and 3 and the fixed account.
AB VPS Sustainable Global Thematic Portfolio
American Funds Global Small Capitalization Fund
DWS Alternative Asset Allocation VIP Portfolio
LVIP BlackRock Real Estate Fund
LVIP Franklin Templeton Multi-Factor Emerging
Markets Equity Fund
LVIP Macquarie SMID Cap Core Fund
LVIP Macquarie U.S. REIT Fund
Macquarie VIP Emerging Markets Series
MFS® VIT Utilities Series

The ClearBridge Variable Mid Cap Core Portfolio and Templeton Global Bond VIP Fund are not available with these riders. The fixed account is only available for dollar cost averaging.
As an alternative to satisfy these Investment Requirements, you may allocate 100% of your Contract Value or i4LIFE® Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE® Advantage Account Value among these Subaccounts, then the Subaccounts listed below that are also listed in Group 1 will be subject to Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.
●
Fidelity VIP® Balanced Portfolio
●
Franklin Allocation VIP Fund
●
LVIP American Century Balanced Fund
●
LVIP American Century Inflation Protection Fund
●
LVIP BlackRock Global Allocation Fund
●
LVIP BlackRock Inflation Protected Bond Fund
●
LVIP Global Conservative Allocation Managed Risk Fund
●
LVIP Global Growth Allocation Managed Risk Fund
●
LVIP Global Moderate Allocation Managed Risk Fund
●
LVIP Macquarie Bond Fund
●
LVIP Macquarie Diversified Floating Rate Fund
●
LVIP Macquarie Diversified Income Fund
●
LVIP Macquarie Limited-Term Diversified Income Fund
●
LVIP Mondrian Global Income Fund
●
LVIP PIMCO Low Duration Bond Fund
●
LVIP SSGA Bond Index Fund
●
LVIP SSGA Conservative Index Allocation Fund
●
LVIP SSGA Global Tactical Allocation Managed Volatility Fund
●
LVIP SSGA Moderate Index Allocation Fund
●
LVIP SSGA Moderately Aggressive Index Allocation Fund
●
LVIP SSGA Short-Term Bond Index Fund
●
LVIP Structured Conservative Allocation Fund
●
LVIP Structured Moderate Allocation Fund
●
LVIP Structured Moderately Aggressive Allocation Fund
●
LVIP U.S. Growth Allocation Managed Risk Fund
●
LVIP Vanguard Bond Allocation Fund
●
MFS® VIT Total Return Series
B-2

This initial summary prospectus incorporates by reference the prospectus and Statement of Additional Information (SAI) for the Contract, both dated December 31 , 2024, as may be amended or supplemented from time to time. The SAI may be obtained, free of charge, in the same manner as the prospectus.

SEC File Nos. 333-176213; 811-09763
EDGAR Contract Identifier C000256058